As filed with the U.S. Securities and Exchange Commission on June 25, 2025.

Registration No. 333-283211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________

AMENDMENT NO. 4
TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________________

MaxsMaking Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

__________________________________________

British Virgin Islands	2390	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification number)

Room 903, Building 2, Kangjian Business Plaza, No. 1288 Zhennan Road
Putuo District, Shanghai, China, 200331
Tel: +86 (021) 62990223
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

__________________________________________

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
Tel: (302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________________

Copies of all communications, including communications
sent to agent for service, should be sent to:

Wei Wang, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor New York, New York 10105 Tel: (212) 370-1300	Elliot H. Lutzker, Esq. Federica Pantana, Esq. Davidoff Hutcher & Citron, LLP 605 Third Avenue, 34th Floor New York, NY 10158 Tel: (212) 557-7200

__________________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED JUNE 25, 2025

2,000,000 A Shares

MaxsMaking Inc.

This is the initial public offering of the A shares, par value $0.01 per share (the “A Shares”), of MaxsMaking Inc., a British Virgin Islands (“BVI”) business company that conducts substantially all of its current operations in the People’s Republic of China (“China” or the “PRC”). Throughout this prospectus, unless the context indicates otherwise, references to “MaxsMaking” refer to MaxsMaking Inc., our BVI holding company and references to “we,” the “Company,” “our company,” or similar terms are to MaxsMaking and its consolidated subsidiaries.

Investors are cautioned that the A Shares being offered under this prospectus are securities of MaxsMaking, our BVI holding company, which is not our Chinese operating company nor does it have any substantive business operations. MaxsMaking conducts business in China through the consolidated PRC subsidiaries (the “PRC subsidiaries”).

We are offering 2,000,000 A Shares. We expect the initial public offering price of the A Shares to be in the range of $4.00 to $5.00 per share. Prior to this offering, there has been no public market for our A Shares. We have applied to have our A Shares listed for trading on The Nasdaq Capital Market (“Nasdaq”) under the symbol “MAMK.” We cannot guarantee that we will be successful in listing our A Shares on Nasdaq; however, we will not complete this offering unless we are so listed.

Upon the completion of this offering, our issued and outstanding shares will consist of two classes, the A Shares being offered and the B Shares. Holders of A Shares and B Shares have essentially the same rights except for voting and conversion rights. Holders of the A Shares are entitled to one vote per share and holders of the B Shares are entitled to 30 votes per share, and each B Share is convertible into one A Share under certain circumstances. The A Shares are not convertible into B Shares under any circumstances. See “Description of Shares.”

Upon the completion of this offering, we will be a “controlled company” as defined under the Nasdaq Listing Rules, because Mr. Xiaozhong Lin, our founder, Chief Executive Officer, and Chairman, and Ms. Xuefen Zhang, our founder, Chief Operating Officer and director, as the beneficial holders of all the issued and outstanding B Shares and an aggregate of 7,425,000 A Shares, representing 99.9% of the total voting power of our currently issued and outstanding shares, will beneficially own all the issued and outstanding B Shares and approximately 77.5% of the issued and outstanding A shares and will be able to exercise approximately 99.1% of the total voting power of our issued and outstanding shares immediately after the consummation of this offering, assuming the underwriters do not exercise their over-allotment option. For as long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from certain Nasdaq corporate governance requirements. For more information, including a more detailed description of risks related to being a “controlled company,” see “Prospectus Summary — Implications of Being a Controlled Company” and “Risk Factors — Risks Related to Our Business and Industry — We will be a ‘controlled company’ as defined under the Nasdaq Listing Rules. Although we do not intend to rely on the ‘controlled company’ exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.”

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer.”

Investing in our A Shares involves significant risks. These risks could result in a material change in the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Our A Shares being offered in this prospectus are shares of MaxsMaking, which has no material operations of its own and conducts substantially all of its operations through our operating entities established in the PRC. For a description of our corporate structure, see “Corporate Structure” beginning on page 65.

As we conduct substantially all of our operations in China, we are subject to legal and operational risks associated with having substantially all of our operations in China. These risks include, but are not limited to, risks related to the legal, political and economic policies of the PRC government and the relations between China and the United States, or Chinese or United States regulations. There are risks arising from the legal systems in China, including the risks and uncertainties regarding the interpretation, application and enforcement of current and future PRC laws and regulations. The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us. The PRC government may intervene or influence our operations at any time. It may also exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which may significantly limit or completely hinder the Company’s ability to offer or continue to offer securities to investors. These risks could result in a material change in our operations and/or cause the value of our A Shares to significantly decline or become worthless and affect our ability to offer or continue to offer securities to investors. See “Risk Factors — Risks Related to Doing Business in China — Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies” beginning on page 19, “Risk Factors — Risks Related to Doing Business in China — There may be risks and uncertainties regarding the interpretation, application, and enforcement of current and future PRC laws, rules and regulations,” beginning on page 19, “Risk Factors — Risks Related to Doing Business in China — The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and this offering at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and our A Shares could decline in value or become worthless,” beginning on page 22, and “Risk Factors — Risks Related to Doing Business in China — The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us” beginning on page 22 for discussions of these legal and operational risks due to our corporate structure and having substantially all of our operations in China.

The PRC government has initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. As advised by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), as of the date of this prospectus, we are not directly subject to these regulatory actions or statements because we have not implemented any monopolistic behavior and our business does not involve the collection of individual user data, implicate cybersecurity, or involve any other type of restricted industry.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), effective on March 31, 2023. The Trial Measures require the filing of the overseas offering and listing plan by PRC domestic companies with the CSRC under certain conditions, and the filing with the China Securities Regulatory Commission (the “CSRC”) by their underwriters associated with such companies’ overseas securities offering and listing. In the opinion of our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), we are subject to the filing requirements of the Trial Measures in connection with this offering. As of the date of this prospectus, we have completed the filing for this offering with the CSRC in compliance with the Trial Measures and the CSRC has concluded the filing procedure and published the filing results on the CSRC website on July 8, 2024. As a result, we have received all requisite permissions and/or approvals from the CSRC in connection with this offering. However, if the CSRC later determines that the disclosures in our filing for this offering are inadequate or not in full compliance with its requirements or standards, we may face fines and penalties imposed by the CSRC. As further advised by our PRC counsel, as of the date of this prospectus, other than the filing with the CSRC pursuant to the Trial Measures, which we have completed for this offering, no effective laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for our overseas listing plan, nor has our company or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities.

However, any further actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers or any failure by us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our A Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our A Shares to significantly decline in value or become worthless. The potential impact of the new laws and regulations on our daily operations, our ability to accept foreign investments and on our ability to list on an U.S. exchange remains highly uncertain. The Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company, or any of our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. If any of our PRC subsidiaries or our holding company were required to obtain approval in the future and were denied permission from PRC authorities to list on an U.S. exchange, our ability to conduct our business may be materially impacted, we may not be able to continue listing on any U.S. exchange and continue to offer securities to investors. As a result, the interest of our investors may be materially adversely affected and our A Shares may significantly decrease in value or become worthless. See “Risk Factors” beginning on page 18 for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase our A Shares.

Recently, given the more stringent criteria have been imposed by the Securities and Exchange Commission (the “SEC”) and the Public Company Accounting Oversight Board (the “PCAOB”) with regard to the inspection of auditors, our securities may be prohibited from trading if our auditor cannot be fully inspected. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. Our auditor, Onestop Assurance PAC, is headquartered in Singapore, subject to PCAOB inspection, with the last inspection conducted on July 13, 2023. The PCAOB currently has access to inspect the working papers of our auditor and our auditor was not subject to the determinations announced by the PCAOB on December 16, 2021, which were vacated on December 15, 2022. Under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC will prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. The delisting of our A Shares or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our A Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCA Act (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditor. As it was originally enacted, the HFCA Act applied only if the PCAOB’s inability to inspect or investigate was due to a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCA Act now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. If the PCAOB determines in the future that it is unable to inspect or investigate completely our auditor and we continue to use such auditor to issue an audit report on our financial statements filed with the SEC, our securities will be delisted from the stock exchange. See “Risk Factors — Risks Related to Doing Business in China — Our shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors. The delisting of our A Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, 2023, was enacted, which, amends the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years” on page 34.

We may rely on dividends and other distributions paid by our PRC subsidiaries for our cash and financing requirements. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us to our PRC subsidiaries via capital contribution or shareholder loans, as the case may be. However, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Under PRC laws and regulations, the Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. Therefore, currently our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us without the approval of SAFE by complying with certain procedural requirements. Remittance of dividends by a wholly foreign-owned enterprise out of China is subject to examination by the banks designated by SAFE. And foreign exchange transactions under the “capital account”, includes foreign direct investment and foreign currency debt, including loans we may secure for our onshore subsidiaries, remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. In addition, our PRC subsidiaries are required to set aside at least 10% of its accumulated after-tax profits, if any, each year to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Where the statutory reserve fund is insufficient to cover any loss the PRC subsidiary incurred in the previous financial year, its current financial year’s accumulated after-tax profits shall first be used to cover the loss before any statutory reserve fund is drawn therefrom. Under PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such statutory reserve funds, the accumulated after-tax profits that are used for covering the loss, and the paid-up capital cannot be distributed to us as dividends. As a result, our PRC subsidiaries may be restricted in its ability to transfer assets to us in the form of dividends, loans or advances. As of October 31, 2024 and 2023, these restricted assets totaled $2,154,825 and $1,177,723, respectively. For risks relating to dividends paid by our PRC subsidiaries, see “Risk Factors — Risks Related to Doing Business in China — We rely on dividends and other distributions paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to transfer cash out of China and/or make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.” on page 30.

Furthermore, the PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. It may also delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries. For risks relating to the governmental control of currency conversion, see “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” on page 29 and “Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange may limit our ability to utilize our revenues effectively.” on page 32. Also, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. To the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets. For risks relating to the fund flows of our operations in China, see “Risk Factors — Risks Related to Doing Business in China — To the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.” on page 24.

As of the date of this prospectus, there were no cash flows between MaxsMaking and our subsidiaries. Based on the advice of our BVI counsel, Mourant Ozannes, there are no limitations imposed by BVI law on MaxsMaking’s ability to transfer cash between MaxsMaking and its investors, other than as set out under the section titled “Dividend Policy.” Among MaxsMaking and its subsidiaries, cash can be transferred from MaxsMaking and its subsidiary, MaxsMaking Group Limited, as needed in the form of capital contributions or shareholder loans, as the case may be, to our PRC subsidiaries as we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through capital contributions or loans, and only if we satisfy the applicable government registration and approval requirements in China. We have not been notified of any restriction which could limit our PRC subsidiaries’ ability to transfer cash between PRC subsidiaries within the PRC. We believe, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities.

As of the date of this prospectus, no transfers, dividends or other distributions have been made from our subsidiaries to the holding company or the investors out of the PRC, including U.S. investors, and no transfers, loans, or capital contributions have been made from our holding company to any of our subsidiaries or the investors out of the PRC, including the U.S. investors. In addition, each of our subsidiaries has maintained cash flow management policies which dictate the purpose, amount and procedure of cash transfers. Each transfer of cash among our subsidiaries is subject to internal approvals from at least two manager-level personnel including submitting supporting documentation (such as payment receipts or invoices), logging into the online banking system to verify the transfer, reviewing the documentation, and executing the payment. A single employee is not allowed to complete each and every stage of a cash transfer, but rather only specific parts of the whole procedure. Only the finance department is authorized to make cash transfers. Within the finance department, the roles for payment approval, payment execution, record keeping, and auditing are segregated to minimize risk.

See “Prospectus Summary — Dividends and Other Distributions.”

	Per Share		Total
Public offering price	$	[•]	$	[•]
Underwriting discounts and commissions(1)(2)	$	[•]	$	[•]
Proceeds to us, before expenses	$	[•]	$	[•]

____________

(1)      Represents underwriting discounts and commissions equal to 7.5% per share.

(2)      Does not include a non-accountable expense allowance equal to 1.5% of the gross proceeds of this offering, payable to the representative of the underwriters and certain other accountable expenses of the representative of the underwriters. See “Underwriting” for additional information regarding compensation payable to the underwriters.

We have granted the underwriters an option, exercisable within 45 days of the date hereof, to purchase up to an additional 300,000 A Shares at the public offering price less underwriting discounts and commissions for the purpose of covering over-allotments, if any.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the A Shares to purchasers against payment therefor on or about [•], 2025.

JOSEPH STONE CAPITAL, LLC

The date of this prospectus is [•], 2025.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

For investors outside of the United States of America (the “United States” or the “U.S.”): Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our A Shares and the distribution of this prospectus outside of the United States.

i

ABOUT THIS PROSPECTUS

Unless otherwise indicated, in this prospectus, the following terms shall have the meaning set out below:

“A Shares”	A shares of MaxsMaking, par value $0.01 per share
“B Shares”	B shares of MaxsMaking, par value $0.01 per share
“BVI”	The territory of the British Virgin Islands
“BVI Companies Act”	BVI Business Companies Act, 2004, as amended
“China” or “PRC”	People’s Republic of China, excluding Taiwan for the purposes of this prospectus only
“Code”	The United States Internal Revenue Code of 1986, as amended
“Exchange Act”	The Securities Exchange Act of 1934, as amended
“MaxsMaking”	MaxsMaking Inc., a BVI business company
“MaxsMaking HK”	MaxsMaking Group Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of MaxsMaking.
“Nasdaq”	Nasdaq Stock Market LLC
“PCAOB”	The Public Company Accounting Oversight Board
“RMB” or “Renminbi”	Legal currency of China
“PFIC”	A passive foreign investment company
“SEC”	U.S. Securities and Exchange Commission
“Securities Act”	The Securities Act of 1933, as amended
“shares”	Together, the A Shares and the B Shares
“US$,” “U.S. dollars,” “$,” and “dollars”	Legal currency of the United States
“WFOE” or “Zhejiang MaxsMaking”	Zhejiang MaxsMaking Technology Co., Ltd., a limited liability company organized under the laws of China, which is wholly owned by MaxsMaking HK.

Our reporting currency is the US$. The functional currency of our entities formed in China is the RMB. The functional currency of our entity incorporated in Hong Kong is the Hong Kong Dollar (“HKD”). This registration statement contains conversion of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus are made at the rate as of October 31, 2024, that is, RMB 7.125 to US$1.00. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange.

Numerical figures included in this registration statement may be subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For the sake of clarity, this prospectus follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chairman will be presented as “Xiaozhong Lin,” even though, in Chinese, Mr. Lin’s name is presented as “Lin Xiaozhong.”

ii

Our fiscal year end is October 31. References to a particular “fiscal year” are to our fiscal year ended October 31 of that calendar year. Our audited consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States (the “U.S. GAAP”).

Except where indicated or where the context otherwise requires, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including, but not limited to, an industry report that was commissioned by us and prepared by Frost & Sullivan, a third-party industry research firm, to provide information regarding our industry and market position in China. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus, and to risks due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information. See “Cautionary Note Regarding Forward-Looking Statements.”

We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This prospectus may contain trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

iii

PROSPECTUS SUMMARY

Investors are cautioned that you are purchasing the A Shares of MaxsMaking, our BVI holding company, in this initial public offering instead of purchasing equity securities of our subsidiaries that have business operations in China. This corporate structure involves unique risks.

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. You should read the entire prospectus carefully, including our financial statements and related notes and the risks described under “Risk Factors.” This summary contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.” All references to “we,” “us,” “our,” “our company,” “the Company” or similar terms used in this prospectus refer to MaxsMaking Inc., a BVI business company, and its consolidated subsidiaries, unless the context otherwise indicates.

Overview

We are a manufacturer of customized consumer goods, such as bags, aprons, throw pillows, flags, chair covers, tablecloths, luggage, and other consumer goods, with a strong focus on advanced technology and innovation. We have developed and implemented proprietary ERP, EMS and CRM software systems, which enable us to process orders in bulk, and efficiently manage the dynamics between customers, orders, and manufacturing processes. Our patented technologies further empower us to transform single item printing to batch printing, and thus enhance both production efficiency and quality.

Our group consists of various subsidiaries that specialize in different aspects of our businesses, including digital production, software development, product design, brand management, online sales and international trade. We commenced operations in 2007 through Shanghai Alliance Industry Co., Ltd., with our headquarters located in Shanghai, China, our manufacturing facilities located in Yiwu, Zhejiang province and Zhumadian, Henan province, China.

Leveraging the advantages of talent and resource integration, industrial chain and internet, we specialize in the manufacturing of customized products, a market with potential in the manufacturing industry. Serving small and medium-sized enterprises and individual e-commerce sellers with their needs for small batch customized products, we currently mainly use cotton cloth, nylon cloth, polyester, recycled polyethylene terephthalate (rPET) and other materials to produce backpacks, shopping bags, aprons, tablecloths, luggage, suits covers, gloves, placemats and other consumer goods. We serve enterprises, schools, government agencies, non-profit organizations, e-commerce sellers and various groups and organizations to meet their needs for small-batch customized products. We are committed to helping customers build brand image and improve market competitiveness. In the production process, we use sustainable raw materials and production methods to provide customers with high-quality products, while considering our environmental protection and social responsibilities.

We seek to offer compelling value to our customers through an innovative use of technology, a broad selection of customized products, low pricing and personalized customer service. Through our use of proprietary internet-based management software, proprietary order receiving and processing technologies and advanced computer integrated sales management, we offer our customers a meaningful economic advantage, as well as high quality products and services. Our strategic goal is to become the world’s leading supplier of customized consumer goods and provider of customization services for textile products in the business-to-business (B2B) and consumer-to-manufacturer (C2M) fields.

Our Strengths

We believe that the following strengths of technology, product, team, region and timing contribute to our growth and differentiate us from our competitors:

•        advanced technological capabilities;

•        early market entry advantage;

•        diverse and quality product offerings;

•        geographical advantages; and

•        experienced and visionary management team.

Our Strategies

Our goal is to become the world’s leading supplier of customized consumer goods and provider of customization services for textile products. To achieve this goal, we plan to execute the following strategies:

•        improve our production capacity;

•        expand customer base;

•        focus on high-margin products;

•        strengthen our research and development efforts; and

•        develop an online marketplace.

Our Market Opportunities

We operate in the small-batch customized consumer goods industry. Small-batch customized consumer goods are a type of customized consumer goods that are specifically designed and manufactured for particular individuals or groups, with a small target consumer base resulting in small orders. Due to their high degree of customization, it is difficult to produce them on a large scale without incurring higher production costs.

Compared with traditional orders, small-batch customized goods offer a higher degree of personalization and versatility, making them better suited to meet the diverse needs of consumers. They are more likely to be appreciated and utilized by consumers as a result. Furthermore, small-batch customized consumer goods can be leveraged by enterprises to effectively promote their corporate culture and elevate their brand visibility in the market by customizing products to meet the specific needs of their target audience. This strategy can lead to increased consumer engagement and usage rates. Moreover, the younger generation, who highly values self-expression and individuality, is drawn to personalized products, further driving the demand for small-batch customized goods.

According to the Frost & Sullivan Report, the growth of small-batch customized consumer goods in China in recent years is mainly attributed to the rise of fashion and designer brands driven by personalized demands, as well as investment by small and medium enterprises (“SMEs”) in shaping and cultivating its organizational culture during the epidemic. The small-batch customized consumer goods market size has increased from RMB 6.3 billion in 2017 to RMB 10.0 billion in 2023, with a compound annual growth rate (“CAGR”) of 8.0%. It is expected that the demand for personalized consumer goods will intensify in the future, resulting in more consumers opting for small-batch customized consumer goods. It is projected that from 2024 to 2028, the market size of small-batch customized consumer goods in China will grow from RMB 10.9 billion to RMB 16.1 billion, with a CAGR of 10.2%.

The luggage industry in China has been witnessing a significant growth with the development of the economy and increase in travel demand. Customized luggage, as an important category, has seen rapid growth in recent years, mainly driven by the needs from large enterprises to invest in shaping and cultivating its organizational culture to enhance business stability. According to the Frost & Sullivan Report, from 2017 to 2023, the market size of China’s small-batch customized luggage industry grew from RMB 542.9 million to RMB 1,181.7 million, with a CAGR of 13.8%. It is estimated that from 2024 to 2028, the market size of China’s small-batch customized luggage industry will grow from RMB 1,388.6 million to RMB 2,572.6 million, with a CAGR of 16.7%. We expect the market to continue to be driven by the demand for corporate culture construction in large enterprises and SMEs as well as by the changing attitudes and preferences of consumers who are increasingly seeking customized products and experiences when making purchasing decisions.

Our Corporate History and Structure

MaxsMaking is a BVI business company incorporated on August 14, 2023. Structured as a holding company with no material operations, MaxsMaking conducts substantially all of its operations in China through its PRC subsidiaries, primarily Shanghai Alliance Industry Co., Ltd. (“Shanghai Alliance”), Shanghai Supreme Technology Co., Ltd. (“Shanghai Supreme”), Zhejiang Alliance Arts and Crafts Co., Ltd. (“Zhejiang Alliance”), Shanghai Lvzao Intelligent Technology Co., Ltd. (“Shanghai Lvzao”), Haodingduo (Zhejiang) Network Technology Co., Ltd. (“Haodingduo Zhejiang”), and Zhumadian City Haoyi Craft Products Co., Ltd. (“Zhumadian Haoyi”).

We started our business in the customized goods industry in January 2008 through Shanghai Alliance. With the growth of our business and in order to facilitate international capital investment in us, we started a reorganization as described below involving new offshore and onshore entities in the first quarter of 2023 and completed it in February 2024.

On September 4, 2023, MaxsMaking HK was incorporated as a Hong Kong limited company and a wholly-owned subsidiary of MaxKraft Inc., which is a BVI business company incorporated on August 14, 2023 and a wholly-owned subsidiary of MaxsMaking. On November 6, 2023, Ververise Group Limited was incorporated as a Hong Kong limited company, which became a wholly-owned subsidiary of MaxKraft Inc. on February 1, 2024. Each of MaxKraft Inc., MaxsMaking HK, and Ververise Group Limited is a holding company with no business operations. On January 11, 2024, Zhejiang MaxsMaking Technology Co., Ltd. (“WFOE” or “Zhejiang MaxsMaking”) was incorporated as a limited liability company under the laws of China and a wholly foreign-owned subsidiary of MaxsMaking HK. Zhejiang MaxsMaking is also a holding company with no business operations.

In September 2023, Zhejiang Haodingduo Intelligent Industry Group Co., Ltd. (“Haodingduo Intelligent Industry”), a limited liability company formed on July 27, 2023 under the laws of China, acquired an aggregate of RMB10.8 million in equity interest in Shanghai Alliance, a limited liability company formed on January 29, 2007 under the laws of China, from each of Xiaozhong Lin and Xuefen Zhang. In November 2023, Shanghai Alliance reduced its equity interest from RMB 216 million to RMB 10.8 million. Concurrently, Zhejiang Haodingduo Technology Group Co., Ltd., the other shareholder of Shanghai Alliance, holding the remaining equity interest of RMB 205.2 million, ceased to be a shareholder of Shanghai Alliance. As a result, Haodingduo Intelligent Industry became the sole shareholder of Shanghai Alliance.

In December 2023, Ververise Group Limited acquired an aggregate of 1% equity interest of Haodingduo Intelligent Industry by subscribing to its additional capital, becoming a 1% shareholder of Haodingduo Intelligent Industry, with the remaining 99% equity interest held by Zhejiang Haodingduo Intelligent Technology Group Co., Ltd., the existing shareholder. In January 2024, Zhejiang MaxsMaking acquired an aggregate of 99% equity interest of Haodingduo Intelligent Industry from Zhejiang Haodingduo Intelligent Technology Group Co., Ltd., replacing it as a shareholder of Haodingduo Intelligent Industry.

In September 2024, we incorporated MaxsMaking USA INC in California, U.S. as a wholly-owned subsidiary of MaxsMaking Inc.

The diagram below shows our corporate structure as of the date of this prospectus:

For more details regarding our history, subsidiaries and corporate structure, see “Corporate History and Structure” on page 64.

Dividends and Other Distributions

MaxsMaking is a holding company with no material operations of its own and does not generate any revenue. We currently conduct substantially all of our operations through our operating entities in the PRC, including Shanghai Alliance, Shanghai Supreme, Zhejiang Alliance, Shanghai Lvzao, Haodingduo Zhejiang, and Zhumadian Haoyi. We are permitted under PRC laws and regulations to provide funding to PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 29.

Under our current corporate structure, we rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of the date of this prospectus, there were no cash flows between MaxsMaking and our subsidiaries.

The transfer of funds among PRC companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (Revised for the Second Time in 2020, the “Provisions on Private Lending Cases”), which was promulgated on December 29, 2020 and implemented on January 1, 2021 in China to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is violations of public orders or good morals; or (vi) the lending is in violations of mandatory provisions of laws or administrative regulations. As advised by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations for ordinary production and business purposes. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between PRC subsidiaries within PRC. See “Regulation — Regulations Relating to Private Lending.”

Based on the advice of our BVI counsel, Mourant Ozannes, there are no limitations imposed by BVI law on MaxsMaking’s ability to transfer cash between MaxsMaking and its investors, other than as set out under the section titled “Dividend Policy.” Among MaxsMaking and its subsidiaries, cash can be transferred from MaxsMaking and MaxsMaking Group Limited as needed in the form of capital contributions or shareholder loans, as the case may be, to the PRC subsidiaries as we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through capital contributions or loans, and only if we satisfy the applicable government registration and approval requirements in China. We believe, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities. The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Any gain realized on the transfer of shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. See also “Risk Factors — Risks Related to Doing Business in China — Dividends payable to our foreign investors and gains on the sale of our A Shares by our foreign investors may be subject to PRC tax” on page 31. Further, to the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets. See “Risk Factors — Risks Related to Doing Business in China — To the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies” on page 24. As of the date of this prospectus, no transfers, dividends or other distributions have been made from our subsidiaries to the holding company or the investors out of the PRC, including U.S. investors, and no transfers, loans, or capital contributions have been made from our holding company to any of our subsidiaries or the investors out of the PRC, including the U.S. investors.

However, there are limitations on our ability to transfer cash between us and our U.S. investors where dividend distribution to our foreign investors shall be reviewed by a bank designated by the State Administration of Foreign Exchange of China (the “SAFE”) that processes outward remittance of profits, including but not limited to the resolution of the board of directors of such PRC institution on distribution of profits, original tax recordation form, and audited financial statements, relating to the outward remittance, and stamp and endorse the relevant original tax recordation form with the actual remittance amount and remittance date of the profits. Upon review and approval by the designated bank, our WFOE in China may remit dividends to MaxsMaking HK, unless the PRC government temporarily introduces relevant policies that prevent WFOE from remitting dividends to MaxsMaking HK in a timely manner. Notwithstanding the foregoing, we intend to retain all of our available funds and any future earnings after this offering and cash proceeds from overseas financing activities, including this offering, to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. As of the date of this prospectus, no transfers, dividends or other distributions have been made among our PRC subsidiaries. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us based on current statutory limits to our PRC subsidiaries via capital contribution or shareholder loans, as the case may be.

We have maintained cash flow management policies which dictate the procedure of cash transfers among our subsidiaries. Each transfer of cash among our subsidiaries is subject to internal approvals from at least two manager-level personnel including submitting supporting documentation (such as payment receipts or invoices), logging into the online banking system to verify the transfer, reviewing the documentation, and executing the payment. A single employee is not allowed to complete each and every stage of a cash transfer, but rather only specific parts of the whole procedure. Only the finance department is authorized to make cash transfers. Within the finance department, the roles for payment approval, payment execution, record keeping, and auditing are segregated to minimize risk.

Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends. See “Regulation — Regulations on Dividend Distributions.” However, none of our subsidiaries has made any dividends or other distributions to our holding company or any U.S. investors as of the date of this prospectus. See also “Risk Factors — Risks Related to Doing Business in China — We rely on dividends and other distributions paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities” on page 30.

In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to transfer cash out of China, and pay dividends in foreign currencies to our shareholders. There can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations. See “Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange may limit our ability to utilize our revenues effectively” on page 32.

Summary of Risks Affecting Our Company

Our business is subject to multiple risks and uncertainties, as more fully described in “Risk Factors” and elsewhere in this prospectus. We urge you to read “Risk Factors” and this prospectus in full. Our principal risks may be summarized as follows:

Risks Related to Doing Business in China

We are subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•        The CSRC has recently released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our A Shares to investors and could cause the value of our A Shares to significantly decline or such shares to become worthless. See “Risk Factors — Risks Related to Doing Business in China — The CSRC has recently released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our A Shares to investors and could cause the value of our A Shares to significantly decline or such shares to become worthless.” beginning on page 18;

•        Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies. See “Risk Factors — Risks Related to Doing Business in China — Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.” beginning on page 19;

•        There may be risks and uncertainties regarding the interpretation, application, and enforcement of current and future PRC laws, rules and regulations. See “Risk Factors — Risks Related to Doing Business in China — There may be risks and uncertainties regarding the interpretation, application, and enforcement of current and future PRC laws, rules and regulations.” beginning on page 19;

•        The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and this offering at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and our A Shares could decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in China — The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and this offering at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and our A Shares could decline in value or become worthless.” beginning on page 22;

•        The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us. See “Risk Factors — The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.” beginning on page 22;

•        To the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies. See “Risk Factors — Risks Related to Doing Business in China — To the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.” beginning on page 24.

•        It may be complicated in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws. See “Risk Factors — Risks Related to Doing Business in China — It may be complicated in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.” beginning on page 24;

•        Any requirement to obtain prior approval under the Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay this offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our A Shares, and could also create uncertainties for this offering and affect our ability to offer or continue to offer securities to investors outside China. See “Risk Factors — Risks Related to Doing Business in China — Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay this offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our A Shares, and could also create uncertainties for this offering and affect our ability to offer or continue to offer securities to investors outside China.” beginning on page 25;

•        PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” beginning on page 29;

•        We rely on dividends and other distributions paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to transfer cash out of China and/or make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Risk Factors — Risks Related to Doing Business in China — We rely on dividends and other distributions paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to transfer cash out of China and/or make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.” beginning on page 30; and

•        Our A Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors. The delisting of our A Shares, or the threat of being delisted, may materially and adversely affect the value of your investment. Furthermore, the Consolidated Appropriations Act, 2023, enacted on December 29, 2022 amends the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. See “Risk Factors — Risks Related to Doing Business in China — Our A Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors. The delisting of our A Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, the Consolidated Appropriations Act, 2023, enacted on December 29, 2022 amends the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.” beginning on page 34.

Risks Related to Our Business and Industry:

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•        We operate in a competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our revenue and profitability. See “Risk Factors — Risks Related to Our Business and Industry — We operate in a competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our revenue and profitability.” beginning on page 36;

•        Our reliance on suppliers to provide fabrics for, and to produce, our products could cause problems if we experience a supply chain disruption and we are unable to secure additional suppliers of fabrics or other raw materials, or manufacturers of our end products. See “Risk Factors — Risks Related to Our Business and Industry — Our reliance on suppliers to provide fabrics for, and to produce, our products could cause problems if we experience a supply chain disruption and we are unable to secure additional suppliers of fabrics or other raw materials, or manufacturers of our end products.” beginning on page 37;

•        We depend on a few major customers with which we do not enter into long-term contracts, the loss of any of which could cause a significant decline in our revenues. See “Risk Factors — Risks Related to Our Business and Industry — We depend on a few major customers with which we do not enter into long-term contracts, the loss of any of which could cause a significant decline in our revenues.” beginning on page 37. Our business is sensitive to economic conditions, market disruptions and other factors that affect customer confidence and discretionary spending. See “Risk Factors — Risks Related to Our Business and Industry — Our business is sensitive to economic conditions, market disruptions and other factors that affect customer confidence and discretionary spending.” beginning on page 38;

•        The failure to collect such accounts receivable in full could materially and adversely impact our financial results and conditions. See “Risk Factors — Risks Related to Our Business and Industry — If we are unable to collect our accounts receivable, our results of operations, financial condition and cash flows could be adversely affected.” beginning on page 38;

•        Issues or defects with products may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities that could divert resources, affect business operations, decrease sales, increase costs, and put us at a competitive disadvantage, any of which could have a significant adverse effect on our business, financial condition and results of operations. See “Risk Factors — Risks Related to Our Business and Industry — Issues or defects with products may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities that could divert resources, affect business operations, decrease sales, increase costs, and put us at a competitive disadvantage, any of which could have a significant adverse effect on our business, financial condition and results of operations.” beginning on page 45;

•        We may not be successful in expanding our business internationally and our ability to conduct business in international markets may be adversely affected by legal, regulatory, political, economic, and public health risks. See “Risk Factors — Risks Related to Our Business and Industry — We may not be successful in expanding our business internationally and our ability to conduct business in international markets may be adversely affected by legal, regulatory, political, economic, and public health risks.” beginning on page 39;

•        Our fabrics and manufacturing technology generally are not patented and can be imitated by our competitors. If our competitors sell products similar to ours at lower prices, our revenue and profitability could suffer. See “Risk Factors — Risks Related to Our Business and Industry — Our fabrics and manufacturing technology generally are not patented and can be imitated by our competitors. If our competitors sell products similar to ours at lower prices, our revenue and profitability could suffer.” beginning on page 39;

•        We have identified a material weakness in our internal controls over financial reporting related to the lack of sufficiently skilled staff with U.S. GAAP knowledge. If we do not adequately remediate this material weakness, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our A Shares. See “Risk Factors — Risks Related to Doing Business in China — We have identified a material weakness in our internal controls over financial reporting related to the lack of sufficiently skilled staff with U.S. GAAP knowledge. If we do not adequately remediate this material weakness, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our A Shares.” beginning on page 41; and

•        We will be a “controlled company” as defined under the Nasdaq Listing Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Risk Factors — Risks Related to Our Business and Industry — We will be a ‘“controlled company’” as defined under the Nasdaq Listing Rules. Although we do not intend to rely on the ‘“controlled company’” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.” beginning on page 52.

Risks Related to this Offering and Ownership of our A Shares

In addition to the risks and uncertainties described above, we are subject to risks relating to our A Shares and this offering, including, but not limited to, the following:

•        An active trading market for our A Shares may not develop and the trading price for our A Shares may fluctuate significantly. See “Risk Factors — Risks Related to this Offering and Ownership of our A Shares — An active trading market for our A Shares may not develop and the trading price for our A Shares may fluctuate significantly.” beginning on page 47;

•        Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of our listed securities. See “Risk Factors — Risks Related to this Offering and Ownership of our Shares — Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of our listed securities.” beginning on page 47;

•        Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our A Shares. See “Risk Factors — Risks Related to this Offering and Ownership of Shares — Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our A Shares.” beginning on page 48;

•        Because the initial public offering price is substantially higher than the as adjusted net tangible book value per share, you will experience immediate and substantial dilution. See “Risk Factors — Risks Related to this Offering and Ownership of our Shares — Because the initial public offering price is substantially higher than the as adjusted net tangible book value per share, you will experience immediate and substantial dilution” beginning on page 49;

•        Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage potential acquirors from pursuing any change of control transactions that holders of our A Shares may view as beneficial. See “Risk Factors — Risks Related to this Offering and Ownership of our Shares — Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage potential acquirors from pursuing any change of control transactions that holders of our A Shares may view as beneficial.” beginning on page 50; and

•        Our dual-class voting structure may render the A Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the A Shares. See “Risk Factors — Risks Related to this Offering and Ownership of our Shares — Our dual-class voting structure may render the A Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the A Shares” beginning on page 51.

•        Our board is authorized to issue new classes of preference shares without shareholder approval, which could adversely impact the rights of holders of our A Shares. See “Risk Factors — Risks Related to this Offering and Ownership of our Shares — Our board is authorized to issue new classes of preference shares without shareholder approval, which could adversely impact the rights of holders of our A Shares” beginning on page 51.

Regulatory Developments in China

The PRC government has in the past few years initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

Among other things, the M&A Rules and the Anti-Monopoly Law of the People’s Republic of China promulgated by the SCNPC which became effective in 2008 and amended in 2022 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce of the People’s Republic of China (the “MOFCOM”) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008 and last amended in 2024, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the Measures for the Safety Examination of Foreign Investment. In addition, the PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition.

On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this prospectus, no official guidance or related implementation rules have been issued yet and the interpretation of these opinions remains unclear at this stage. See “Risk Factors — Risks Related to Doing Business in China — Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay this offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our A Shares, and could also create uncertainties for this offering and affect our ability to offer or continue to offer securities to investors outside China” on page 25.

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) which were promulgated and became effective on February 15, 2022, provide that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further list the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the new rules companies holding data on more than one million users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas IPOs.

On February 17, 2023, the CSRC released the Trial Measures, effective March 31, 2023. The Trial Measures apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, or PRC domestic companies, directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies, or indirect offerings. An equity or equity linked securities offering by an overseas company will be deemed an indirect offering if (i) more than 50% of such overseas company’s consolidated revenues, profit, total assets or net assets that are derived from its audited consolidated financial statements for the most recently completed fiscal year are attributable to PRC domestic companies, and (ii) any of the following three circumstances applies: key components of its operations are carried out in the PRC; its principal places of business are located in the PRC; or the majority of the senior management members in charge of operation and management are PRC citizens or residents. The determination will be made on the basis of “substance over form.” The Trial Measures require (1) the filings of the overseas offering and listing plan by the PRC domestic companies with the CSRC within three business days after the relevant application is submitted overseas regulatory authorities or stock exchanges, and (2) the filing of their underwriters with the CSRC within ten business days after signing its first engagement agreement for such business and the submission of an annual report on its business activities in the previous year associated with the overseas securities offering and listing by PRC domestic companies to the CSRC no later than January 31 of each year.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Overseas Filing, which, among others, clarified that: (i) on or prior to the effective date of the Trial Measures, the PRC domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and should complete the filing before the completion of their overseas offering and listing; (ii) a six-month transition period will be granted to PRC domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of registration in the market of the United States), but have not completed the indirect overseas listing; and follow-on offerings of such companies will need to comply with the Trial Measures.

Based on the advice of our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), as our PRC subsidiaries accounted for more than 50% of our consolidated revenues, profit, total assets or net assets for the fiscal year ended October 31, 2024, and the key components of our operations are carried out in the PRC, this offering will be considered an indirect offering and we are subject to the filing requirements under the Trial Measures. Therefore, this offering and our listing on Nasdaq are contingent on our completion of the filing procedures with the CSRC under the Trial Measures. As of the date of this prospectus, we have completed the filing for this offering with the CSRC in compliance with the Trial Measures and the CSRC has concluded the filing procedure and published the filing results on the CSRC website on July 8, 2024. As a result, we have received all requisite permissions and/or approvals from the CSRC in connection with this offering. However, if the CSRC later determines that the disclosures in our filing for this offering are inadequate or not in full compliance with its requirements or standards, we may face fines and penalties imposed by the CSRC. In addition any further actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers or any failure by us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our A Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our A Shares to significantly decline in value or become worthless.

As further advised by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), as of the date of this prospectus, except for those licenses and permissions held by our PRC subsidiaries set forth in the table below under “— Regulatory Permissions” and the filing requirements of the CSRC under the Trial Measures (which we have completed for this offering), neither MaxsMaking nor any of its subsidiaries is currently required to obtain regulatory approvals or permissions from the CSRC, the CAC, or any other relevant PRC regulatory authorities for their business operations, our offering (including the sales of securities to foreign investors) and our listing in the U.S. under any existing PRC law, regulations or rules, nor have we received any inquiry, notice, warning, sanctions or regulatory objection to our business operations, our offering and listing in the U.S. from the CSRC, the CAC, or other PRC regulatory authorities. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC or other PRC regulatory authorities required for our business operations and overseas listings, including this offering. However, there remains uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. The PRC government may take actions to exert more oversight and control over offerings by China-based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors outside China and cause the value of our securities to significantly decline or become worthless. If it is determined in the future that additional approval or permissions of the CSRC, the CAC or any other regulatory authority is required for the business operations and this offering and we do not receive or maintain the approvals or permissions, or we inadvertently conclude that such approvals or permissions are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approvals or permissions in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The CSRC, the CAC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our A Shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. See “Risk Factors — Risks Related to Doing Business in China — The CSRC has recently released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our A Shares to investors and could cause the value of our A Shares to significantly decline or such shares to become worthless.” on page 18 and “Risk Factors — Risks Related to Doing Business in China — The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and this offering at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and our A Shares could decline in value or become worthless.” on page 22.

On September 24, 2024, the State Council promulgated the Regulations on Network Data Security Management, which came into effect on January 1, 2025. The regulations aim to regulate network data processing activities, protect the legitimate rights and interests of individuals and organizations, and safeguard national security and public interests. They put forward general requirements and provisions for network data security, further specify rules concerning personal information protection, and fine-tune mechanisms for the management of important data which refers to the data in a specific field, group or region or with a certain precision and scale, which, once tampered with, destroyed, divulged, illegally obtained or illegally used, may directly endanger national security, economic operation, social stability, public health and security. Handlers of important data shall specify the person in charge of network data security and the management body for network data security. In addition, the regulations also stipulate the obligations for internet platform service providers, specifying data protection requirements for entities such as third-party service and product providers.

Regulatory Permissions

As of the date of this prospectus, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. Such licenses and permissions include Business License, Sewage Discharge Registration for Fixed Pollution Sources, Customs Registration Certificate and Customs Recordation certificate. The following table provides details on the licenses and permissions held by our PRC subsidiaries.

Company	License/Permission/Filing	Issuing Authority	Validity
Zhejiang MaxsMaking Technology Co., Ltd.	Business License	Changxing County Administration for Market Regulation	Long Term
Zhejiang Haodingduo Intelligent Industry Group Co., Ltd.	Business License	Changxing County Administration for Market Regulation	Long Term
Shanghai Alliance Industry Co., Ltd.	Business License	Market Supervision Administration of Pilot Free Trade Zone	Long Term
	Customs Registration certificate	Shanghai Customs Xuhui District station	Long Term
Haodingduo (Shanghai) Technology Co., Ltd.	Business License	Shanghai Minhang District Administration for Market Regulation	Long Term
Zhejiang Alliance Arts and Crafts Co., Ltd.	Business License	Yiwu Administration for Market Regulation	Long Term

Company	License/Permission/Filing	Issuing Authority	Validity
	Sewage Discharge Registration for Fixed Pollution Sources	Ministry of Ecology and Environment of the People’s Republic of China	January 9, 2023 – January 8, 2028
Shanghai Supreme Technology Co., Ltd.	Business License	Shanghai Minhang District Administration for Market Regulation	Long Term
	Customs Recordation certificate	Xinzhuang Customs	Long Term
Shanghai Lvzao Intelligent Technology Co., Ltd.	Business License	Shanghai Jiading District Administration for Market Regulation	October 11, 2021 – October 10, 2051
Zhumadian City Haoyi Craft Products Co., Ltd.	Business License	Zhumadian Administration for Market Regulation	Long Term
	Sewage Discharge Registration for Fixed Pollution Sources	Ministry of Ecology and Environment of the People’s Republic of China	April 6, 2021 – April 5, 2026
Haodingduo (Zhejiang) Network Technology Co., Ltd.	Business License	Yiwu Administration for Market Regulation	Long Term
Shanghai Haodingduo Brand Management Co., Ltd.	Business License	Shanghai Jiading District Administration for Market Regulation	November 19, 2021 – November 18, 2051

As advised by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), except for the overseas listing filing requirements from the CSRC, which we have completed for this offering, neither we nor any of our PRC subsidiaries is currently required to obtain regulatory approval from Chinese authorities before listing in the U.S. under any existing PRC law, regulations or rules, including from the CSRC, CAC, or any other relevant Chinese regulatory agencies that is required for our operations or this offering (including offering securities to foreign investors). As of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities.

However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined in the future that the approval of the CSRC, the CAC or any other regulatory authority is required for our operations or this offering, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. See “Risk Factors — Risks Related to Doing Business in China — Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay this offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our A Shares, and could also create uncertainties for this offering and affect our ability to offer or continue to offer securities to investors outside China” on page 25. Furthermore, the PRC government may take actions to exert more oversight and control over offerings by China based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors outside China and cause the value of our securities to significantly decline or become worthless. See “Risk Factors — Risks Related to Doing Business in China — The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and this offering at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and our A Shares could decline in value or become worthless” on page 22.

Implications of Being an Emerging Growth Company

We had less than $1.235 billion in revenue during our last fiscal year. As a result, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of reduced public reporting requirements. These provisions include, but are not limited to:

•        being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•        reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our A Shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” if our annual gross revenues exceed $1.235 billion or if we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Implications of Being a Foreign Private Issuer

Upon consummation of this offering, we will report under the Exchange Act, as a non-U.S. company with “foreign private issuer” status. Even after we no longer qualify as an emerging growth company, so long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act and the rules thereunder that are applicable to U.S. domestic public companies, including:

•        the rules under the Exchange Act that require U.S. domestic public companies to issue financial statements prepared under U.S. GAAP;

•        the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of any securities registered under the Exchange Act;

•        the sections of the Exchange Act that require insiders to file public reports of their share ownership and trading activities and that impose liability on insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act that require the filing with the SEC of quarterly reports on Form 10-Q, containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events.

We will file with the SEC, within four months after the end of each fiscal year (or such other reports required by the SEC), an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain of the more extensive SEC executive compensation disclosure rules. Therefore, if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from such rules and will continue to be permitted to follow our home country practice as to the disclosure of such matters.

Implications of Being a Controlled Company

We expect that our Chairman of the Board of Directors and Chief Executive Officer, Mr. Xiaozhong Lin, will own a majority of the voting power following this offering and we will be a “controlled company” as defined under the Nasdaq Listing Rules. For so long as we are a “controlled company”, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of our board of directors must be independent directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Our status as a “controlled company” could cause our A Shares to look less attractive to certain investors or otherwise harm the trading price of the A Shares. Please see “Risk Factors — Risks Related to Our Business and Industry — We will be a ‘controlled company’ as defined under the Nasdaq Listing Rules. Although we do not intend to rely on the ‘controlled company’ exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.”

Corporate Information

Our principal executive offices are located at Room 903, Building 2, Kangjian Business Plaza, No. 1288 Zhennan Road, Shanghai, China 200331, and our telephone number is +86 (21) 62990223. Our website will be available at https://MaxsMaking.com/. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus. Our registered office in the BVI is located at Tricor Services (BVI) Limited, 2/F, Palm Grove House, P.O. Box 3340 Road Town, Tortola, British Virgin Islands. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, DE 19711.

The Offering

A Shares being offered:	2,000,000 A Shares on a firm commitment basis (or 2,300,000 A Shares if the underwriters exercise their over-allotment option in full). All of the A Shares offered hereby are being sold by us.
Initial offering price:	We estimate the initial public offering price for our A Shares will be in the range of $4.00 to $5.00 per share.
Number of A Shares outstanding before the offering:	7,575,000 A Shares.
Number of B Shares outstanding before the offering:	7,425,000 B Shares.
Number of A Shares outstanding after the offering:	9,575,000 A Shares, assuming no exercise of the underwriters’ over-allotment option, and 9,875,000 A Shares, assuming full exercise of the underwriters’ over-allotment option.
Number of B Shares outstanding after the offering:	7,425,000 B Shares.
Rights of A Shares and B Shares:

Holders of the A Shares are entitled to one vote per share and holders of the B Shares are entitled to 30 votes per share, and each B Share is convertible into one A Share under certain circumstances. The A Shares are not convertible into B Shares under any circumstances. See “Description of Shares” for more information.

Use of proceeds:

The net proceeds to be received by us from our sale of A Shares are estimated to be $8.19 million, at an assumed initial public offering price of $4.50 per A Share (the mid-point of the estimated public offering price range shown on the cover page of this prospectus). We intend to use approximately 45% of the net proceeds for construction of production facilities and expansion of our scale of production through upgrades and purchases of new production equipment; approximately 20% for potential strategic investment and acquisitions; approximately 15% for new hires in the sales, IT, production and management departments; approximately 12% for marketing; and approximately 8% for product and software research and development. See “Use of Proceeds” on page 58.

Lock-up agreements:

We and each of our directors and officers and principal shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our shares or securities convertible into or exercisable or exchangeable for our shares for a period of twelve months for the Company, officers, directors and 10% or more shareholders and six months for 5% or more shareholders (other than officers, directors and 10% or more shareholders mentioned above) after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Proposed Nasdaq symbol:	We have applied to have our A Shares listed for trading on the Nasdaq Capital Market under the symbol “MAMK.”
Transfer agent and registrar	Transhare Corporation
Risk factors:

Investing in our A Shares involves significant risks. The risks could result in a material change in the value of the shares we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 18.

RISK FACTORS

Investing in our A Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends, the trading price of our A Shares and ability to offer and continue to offer securities to investors. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Doing Business in China

The CSRC has recently released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our A Shares to investors and could cause the value of our A Shares to significantly decline or such shares to become worthless.

On February 17, 2023, the CSRC released the Trial Measures, effective March 31, 2023. The Trial Measures apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, or PRC domestic companies, directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies, or indirect offerings. An equity or equity linked securities offering by an overseas company will be deemed an indirect offering if (i) more than 50% of such overseas company’s consolidated revenues, profit, total assets or net assets that are derived from its audited consolidated financial statements for the most recently completed fiscal year are attributable to PRC domestic companies, and (ii) any of the following three circumstances applies: key components of its operations are carried out in the PRC; its principal places of business are located in the PRC; or the majority of the senior management members in charge of operation and management are PRC citizens or residents. The determination will be made on the basis of “substance over form.” The Trial Measures requires (1) the filings of the overseas offering and listing plan by the PRC domestic companies with the CSRC within three business days after the relevant application is submitted overseas regulatory authorities or stock exchanges, and (2) the filing of their underwriters with the CSRC within ten business days after signing its first engagement agreement for such business and the submission of an annual report on its business activities in the previous year associated with the overseas securities offering and listing by PRC domestic companies to the CSRC no later than January 31 of each year.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Overseas Filing, which, among others, clarifies that: (i) on or prior to the effective date of the Trial Measures, the PRC domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and should complete the filing before the completion of their overseas offering and listing; (ii) a six-month transition period will be granted to PRC domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of registration in the market of the United States), but have not completed the indirect overseas listing; and follow-on offerings of such companies will need to comply with the Trial Measures.

Based on the advice of our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), as our PRC subsidiaries accounted for more than 50% of our consolidated revenues, profit, total assets or net assets for the fiscal year ended October 31, 2024, and the key components of our operations are carried out in the PRC, this offering will be considered indirect offering and we will be subject to the filing requirements under the Trial Measures. Therefore, this offering and our listing on Nasdaq are contingent on our completion of the filing procedures with the CSRC under the Trial Measures. As of the date of this prospectus, we have completed the filing for this offering with the CSRC in compliance with the Trial Measures and the CSRC has concluded the filing procedure and published the filing results on the CSRC website on July 8, 2024. As a result, we have received all requisite permissions and/or approvals from the CSRC in connection with this offering. However, if the CSRC later determines that the disclosures in our filing for this offering are inadequate or not in full compliance with its requirements or standards, we may face fines and penalties imposed by the CSRC.

In addition, the Trial Measures may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Trial Measures on a timely basis, or at all. Failure to receive clearance of the filing requirements under the Trial Measures may materially delay the progress of the offer of our A Shares, or even completely hinder our ability to offer or continue to offer our A Shares. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers or any failure by us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our A Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our A Shares to significantly decline in value or become worthless.

Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our operations are conducted in the PRC and substantially all of our revenues are sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC or changes in government relations between China and the United States or other governments. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity.

In July 2021, the PRC government provided new guidance on China-based companies raising capital outside of China, including through variable interest entity (“VIE”) arrangements. In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. As substantially all of our operations are based in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by China based companies could adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with our operations and our business in China and United States, as well as the market price of our A Shares, may also be adversely affected.

There may be risks and uncertainties regarding the interpretation, application, and enforcement of current and future PRC laws, rules and regulations.

Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to the laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. There are risks arising from the legal systems in China, including the risks and uncertainties regarding the interpretation, application and enforcement of current and future PRC laws and regulations. The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us. The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. In addition, the PRC government may intervene or influence our operations at any time, which could result in a material change in your operations and/or the value of our securities. Also, given the statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, including the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law made by the relevant PRC government authorities on July 6, 2021, there are risks that any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effects of these legislations over the past four decades have significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, due to (i) the fact that these laws, rules and regulations are relatively new, (ii) the limited number of published decisions and the nonbinding nature of such published decisions and (iii) the significant level of discretion granted to regulators in interpretation and enforcement of these rules, there are uncertainties as to the impact of these rules and regulations, and any interpretation and enforcement may be inconsistent and unpredictable. In addition, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we benefit from than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Strictly Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by PRC companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions remain unclear on how the law will be interpreted, amended and implemented by the relevant PRC governmental authorities, but the Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future.

On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others things, “operator of critical information infrastructure,” and any “data processor” that controls personal information of no less than one million users seeking to list in a foreign stock exchange should be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities.

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and took effect on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. As advised by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), we are not among the “operator of critical information infrastructure” or “data processor” as mentioned above. The Company, through MaxsMaking HK and its subsidiaries, is engaged in the manufacture and sales of customized consumer goods, and neither the Company nor its subsidiaries is engaged in data activities as defined under the Personal Information Protection Law, which includes, without limitation, collection, storage, use, processing, transmission, provision, publication and deletion of data. In addition, neither the Company nor its subsidiaries is an operator of any “critical information infrastructure” as defined under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure. However, Measures for Cybersecurity Review (2021 version) was recently adopted and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities.

If we inadvertently conclude that the Measures for Cybersecurity Review (2021 version) do not apply to us, or applicable laws, regulations, or interpretations change and it is determined in the future that the Measures for Cybersecurity Review (2021 version) become applicable to us, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices. We may incur substantial costs in complying with the Measures for Cybersecurity Review (2021 version), which could result in material adverse changes in our business operations and financial position. If we are not able to fully comply with the Measures for Cybersecurity Review (2021 version), our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless.

On September 24, 2024, the State Council promulgated the Regulations on Network Data Security Management, which came into effect on January 1, 2025. The regulations aim to regulate network data processing activities, protect the legitimate rights and interests of individuals and organizations, and safeguard national security and public interests. They put forward general requirements and provisions for network data security, further specify rules concerning personal information protection, and fine-tune mechanisms for the management of important data which refers to the data in a specific field, group or region or with a certain precision and scale, which, once tampered with, destroyed, divulged, illegally obtained or illegally used, may directly endanger national security, economic operation, social stability, public health and security. Handlers of important data shall specify the person in charge of network data security and the management body for network data security. In addition, the regulations also stipulate the obligations for internet platform service providers, specifying data protection requirements for entities such as third-party service and product providers.

On February 17, 2023, the CSRC released the Trial Measures, effective March 31, 2023. As advised by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), the Trial Measures require us to complete the filing with the CSRC for this offering, and the CSRC must have concluded the filing procedure and published the filing results on the CSRC website, prior to the completion of this offering in accordance with the requirements under the Trial Measures. As of the date of this prospectus, we have completed the filing for this offering with the CSRC in compliance with the Trial Measures and the CSRC has concluded the filing procedure and published the filing results on the CSRC website on July 8, 2024. As a result, we have received all requisite permissions and/or approvals from the CSRC in connection with this offering. However, if the CSRC later determines that the disclosures in our filing for this offering are inadequate or not in full compliance with its requirements or standards, we may face fines and penalties imposed by the CSRC. In addition, any further actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers or any failure by us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our A Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our A Shares to significantly decline in value or become worthless. See “— The CSRC has recently released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our A Shares to investors and could cause the value of our A Shares to significantly decline or such shares to become worthless.”

Furthermore, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence our operations, which are beyond our control. Therefore, any such action may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer securities to you and reduce the value of such securities.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our A Shares or impair our ability to raise money.

The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and this offering at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and our A Shares could decline in value or become worthless.

We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation, and our A Shares may decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in our operations in China. The PRC government may also exert more control over offerings conducted overseas and/or foreign investment in China-based issuers at any time, which may significantly limit or completely hinder the Company’s ability to offer or continue to offer securities to investors. Therefore, investors of the Company and our business face potential uncertainty from actions taken by the PRC government affecting our business and this offering.

The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.

Our PRC subsidiaries are subject to various PRC laws, rules and regulations generally applicable to companies in China. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China.

As relevant laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we benefit from than in more developed legal systems. Further, we may not be aware of our violation of the PRC government policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business, impede our ability to continue our operations and reduce the value of your investment in MaxsMaking.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters.

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the proposed rules companies holding data on more than one million users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas IPOs. We believe, based upon the opinion of our PRC counsel, none of the Company or any of its PRC subsidiaries is an operator of any “critical information infrastructure” as defined under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure because none of the Company or any of its PRC subsidiaries is engaged in important public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, defense technology and industry, as well as other important network facilities, information systems that may seriously endanger national security, national economy and people’s livelihood. Additionally, none of the Company or any of its PRC subsidiaries is an “online platform operators” controlling personal information of more than one million users under the Cybersecurity Review Measures because our business operations do not involve collecting personal information. Therefore, we are not subject to the Measures for Cybersecurity Review and are not required to pass the security evaluation organized by the CAC and the compliance with such regulation will not materially impact our business operations. We cannot assure you, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the cybersecurity review and subject us to fines or penalties for non-compliance.

On September 24, 2024, the State Council promulgated the Regulations on Network Data Security Management, which came into effect on January 1, 2025. The regulations aim to regulate network data processing activities, protect the legitimate rights and interests of individuals and organizations, and safeguard national security and public interests. They put forward general requirements and provisions for network data security, further specify rules concerning personal information protection, and fine-tune mechanisms for the management of important data which refers to the data in a specific field, group or region or with a certain precision and scale, which, once tampered with, destroyed, divulged, illegally obtained or illegally used, may directly endanger national security, economic operation, social stability, public health and security. Handlers of important data shall specify the person in charge of network data security and the management body for network data security. In addition, the regulations also stipulate the obligations for internet platform service providers, specifying data protection requirements for entities such as third-party service and product providers.

On February 17, 2023, the CSRC released the Trial Measures, effective March 31, 2023. As advised by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), the Trial Measures require us to complete the filing with the CSRC for this offering, and the CSRC must have concluded the filing procedure and published the filing results on the CSRC website, prior to the completion of this offering in accordance with the requirements under the Trial Measures. As of the date of this prospectus, we have completed the filing for this offering with the CSRC in compliance with the Trial Measures and the CSRC has concluded the filing procedure and published the filing results on the CSRC website on July 8, 2024. As a result, we have received all requisite permissions and/or approvals from the CSRC in connection with this offering. However, if the CSRC later determines that the disclosures in our filing for this offering are inadequate or not in full compliance with its requirements or standards, we may face fines and penalties imposed by the CSRC. In addition, any further actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers or any failure by us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our A Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our A Shares to significantly decline in value or become worthless.

If CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering in addition to the registration requirements under the Trial Measures, we may be unable to obtain such approvals and complete this offering and any follow-on offering or if even we complete this offering and any follow-on offering, we may be required to delist from Nasdaq and subject to fines and penalties, which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

Furthermore, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence our operations, which are beyond our control. Therefore, any such action may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer securities to you and reduce the value of such securities.

To the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

MaxsMaking is an offshore holding company with no material operations of its own, which conducts substantially all of its operations through its operating subsidiaries established in the PRC. As of the date of this prospectus, a substantial portion of our cash and assets are located in the PRC. No transfers, dividends or other distributions were made from our subsidiaries to our holding company or investors outside of the PRC during the fiscal years ended October 31, 2024 and 2023. The transfer of funds among PRC companies are subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases does not prohibit cash transfers among the PRC company’s subsidiaries. As of the date of this prospectus, we have not been notified of any restrictions which could limit our PRC subsidiaries’ ability to transfer cash to another PRC subsidiary. However, there are limitations on our ability to transfer cash between us and our U.S. investors where dividend distribution to our foreign investors shall be reviewed by a bank designated by SAFE that processes outward remittance of profits, including but not limited to the resolution of the board of directors of such PRC institution on distribution of profits, original tax recordation form, and audited financial statements, relating to the outward remittance, and stamp and endorse the relevant original tax recordation form with the actual remittance amount and remittance date of the profits. Upon review and approval by the designated bank, our WFOE in China may remit dividends to MaxsMaking HK, unless the PRC government temporarily introduces relevant policies that prevent WFOE from remitting dividends to MaxsMaking HK in a timely manner.

Based on the advice of our BVI counsel, Mourant Ozannes, there are no limitations imposed by BVI law on MaxsMaking’s ability to transfer cash between MaxsMaking and its investors, other than as set out under the section titled “Dividend Policy.” Among MaxsMaking and its subsidiaries, cash can be transferred from MaxsMaking and its subsidiary, MaxsMaking Group Limited as needed in the form of capital contributions or shareholder loans, as the case may be, to the PRC subsidiaries as we are permitted under the PRC laws and regulations to provide funding to our PRC subsidiaries only through capital contributions or loans, and only if we satisfy the applicable government registration and approval requirements in China. We believe, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities. The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Further, to the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

There can be no assurance that the PRC government will not intervene or impose restrictions in future on our ability to transfer or distribute cash within our PRC subsidiaries or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

It may be complicated in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

MaxsMaking is a BVI business company limited by shares incorporated under the laws of the BVI. We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers and some of our directors are PRC nationals who reside within China for a significant portion of their time. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the BVI and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are less practiced in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which took effect in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “— Risks Relating to Our Shares and this Offering — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law” for risks associated with investing in us as a BVI business company.

Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay this offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our A Shares, and could also create uncertainties for this offering and affect our ability to offer or continue to offer securities to investors outside China.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission (the “SASAC”), the State Administration of Taxation (the “SAT”), the State Administration for Market Regulation, the CSRC, and the SAFE, jointly adopted the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), has advised us that the CSRC approval under the M&A Rules is not required in the context of this offering because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings under the prospectus are subject to the M&A Rules; and (ii) we established our PRC subsidiary, MaxsMaking Technology, by means of direct investment rather than by merger with or acquisition of PRC domestic companies. However, uncertainties still exist as to how the M&A Rules will be interpreted and implemented, and the opinion of our PRC counsel is subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval under the M&A Rules for this offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete this offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our A Shares offered by this prospectus. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. See “Regulation — Regulations Relating to Overseas Listing and M&A.”

In addition, the security review rules issued by the MOFCOM that took effect in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, according to the security review, foreign investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, Internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance.

On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this prospectus, no official guidance or related implementation rules have been issued yet and the interpretation of these opinions remains unclear at this stage.

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and took effect on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. On September 24, 2024, the State Council promulgated the Regulations on Network Data Security Management, which came into effect on January 1, 2025. The regulations aim to regulate network data processing activities, protect the legitimate rights and interests of individuals and organizations, and safeguard national security and public interests. They put forward general requirements and provisions for network data security, further specify rules concerning personal information protection, and fine-tune mechanisms for the management of important data which refers to the data in a specific field, group or region or with a certain precision and scale, which, once tampered with, destroyed, divulged, illegally obtained or illegally used, may directly endanger national security, economic operation, social stability, public health and security. Handlers of important data shall specify the person in charge of network data security and the management body for network data security. In addition, the regulations also stipulate the obligations for internet platform service providers, specifying data protection requirements for entities such as third-party service and product providers. As advised by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), we are not among the “operators of critical information infrastructure”, “online platform operators” or “handlers of important data” as mentioned above. The Company, through MaxsMaking HK and its subsidiaries, is engaged in the manufacture and sales of customized consumer goods, and neither the Company nor its subsidiaries is engaged in data activities as defined under the Personal Information Protection Law, which includes, without limitation, collection, storage, use, processing, transmission, provision, publication and deletion of data. In addition, neither the Company nor its subsidiaries is an operator of any “critical information infrastructure” as defined under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure. However, the Measures for Cybersecurity Review and the Regulations on Network Data Security Management were recently adopted and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities.

If we inadvertently conclude that the Measures for Cybersecurity Review do not apply to us, or applicable laws, regulations, or interpretations change and it is determined in the future that the Measures for Cybersecurity Review become applicable to us, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices. We may incur substantial costs in complying with the Measures for Cybersecurity Review, which could result in material adverse changes in our business operations and financial position. If we are not able to fully comply with the Measures for Cybersecurity Review, our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless.

On February 17, 2023, the CSRC released the Trial Measures, which will come into effect on March 31, 2023. As advised by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), the Trial Measures require us to complete the filing with the CSRC for this offering, and the CSRC must have concluded the filing procedure and published the filing results on the CSRC website, prior to the completion of this offering in accordance with the requirements under the Trial Measures. As of the date of this prospectus, we have completed the filing for this offering with the CSRC in compliance with the Trial Measures and the CSRC has concluded the filing procedure and published the filing results on the CSRC website on July 8, 2024. As a result, we have received all requisite permissions and/or approvals from the CSRC in connection with this offering. However, if the CSRC later determines that the disclosures in our filing for this offering are inadequate or not in full compliance with its requirements or standards, we may face fines and penalties imposed by the CSRC. In addition, any further actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers or any failure by us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our A Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our A Shares to significantly decline in value or become worthless. See “— The CSRC has recently released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our A Shares to investors and could cause the value of our A Shares to significantly decline or such shares to become worthless.” on page 18.

We are not operating in an industry that prohibits or limits foreign investment. As a result, as advised by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), other than those requisite for a domestic company in China to engage in the businesses similar to ours, we are not required to obtain any permission from Chinese authorities including the CSRC, the CAC or any other governmental agency that is required to approve our operations. As of the date of this prospectus, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. As advised by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), except for the overseas listing filing requirements from the CSRC, which we have completed for this offering, neither we nor any of our subsidiaries is currently required to obtain regulatory approval from Chinese authorities before listing in the U.S. under any existing PRC law, regulations or rules, including from the CSRC, CAC, or any other relevant Chinese regulatory agencies that is required to approve our operations in China.

As further advised by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), as of the date of this prospectus, except for the overseas listing filing requirements from the CSRC, which we have completed for this offering, we are not required to obtain any permission from any PRC governmental authorities for this offering (including offering of securities to foreign investors). However, if we do not maintain the approvals and listing filing requirements, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The CSRC, CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our A Shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our A Shares.

PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions.

Under the PRC Anti-Monopoly Law, companies undertaking acquisitions relating to businesses in China must notify the State Administration for Market Regulation (the “SAMR”), in advance of any transaction where the parties’ revenues in the China market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target, while under the M&A Rules, the approval of MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with such PRC enterprises or residents. Applicable PRC laws, rules and regulations also require certain merger and acquisition transactions to be subject to security review. Due to the level of our revenues, our proposed acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million in the year prior to any proposed acquisition would be subject to SAMR merger control review. As a result, many of the transactions we may undertake could be subject to SAMR merger review. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. If the practice of SAMR and MOFCOM remains unchanged, our ability to carry out our investment and acquisition strategy may be materially and adversely affected and there may be significant uncertainty as to whether we will be able to complete large acquisitions in the future in a timely manner or at all.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (“SAFE Circular 37”), on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. SAFE further enacted the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment (“SAFE Circular 13”), which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

We have notified substantial beneficial owners of our shares who we know are PRC residents of their filing obligation, and are aware that all substantial beneficial owners have completed the necessary registration with the local SAFE branch or qualified banks pursuant to SAFE Circular 37 and SAFE Circular 13. However, we may not at all times be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 or SAFE Circular 13 and subsequent implementation rules. The failure by our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 or SAFE Circular 13 and subsequent implementation rules, or the failure by future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 or SAFE Circular 13 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Furthermore, since there are no further implementation details for SAFE Circular 37 or SAFE Circular 13 and it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and who participate in any share incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of share options and the purchase or sale of shares and interests. In the event we adopt an equity incentive plan, our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who are granted options or other awards under the equity incentive plan will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our subsidiaries in China.

Any loans to our WOFE in China, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our WFOE in China to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprise or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our WFOE, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation (“SAFE Circular 28 (2019)”), which took effect on the same day and recently revised by the Circular of the State Administration of Foreign Exchange Further Deepening the Reform to Facilitate Cross-border Trade and Investment (“SAFE Circular 28 (2023)”) on December 4, 2023. SAFE Circular 28 (2019) and SAFE Circular 28 (2023), subject to certain conditions, allow foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, and the fact that the PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to PRC subsidiaries in or future capital contributions by us to our WFOE in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We rely on dividends and other distributions paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to transfer cash out of China and/or make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

We rely on dividends and other distributions paid by our subsidiaries for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. The laws, rules and regulations applicable to our PRC subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its after-tax profits each year, after making up for previous years’ accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of its registered capital. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. As of October 31, 2024 and 2023, these restricted assets totaled $2,154,825 and $1,177,723, respectively. However, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

Limitations on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, both of which came into effect on January 1, 2008 and were last amended on December 29, 2018, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“SAT Circular 82”), on April 22,

2009. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by individuals or foreign enterprises, the determining criteria set forth in SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income, and our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. The tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends payable to our foreign investors and gains on the sale of our A Shares by our foreign investors may be subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our A Shares, and any gain realized from the transfer of our A Shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. See “Regulation — Regulations Relating to Taxation.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether holders of our A Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas if we are considered a PRC resident enterprise. If dividends payable to our non-PRC investors, or gains from the transfer of our A Shares by such investors are subject to PRC tax, the value of your investment in our A Shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises (“SAT Circular 7”). SAT Circular 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Under SAT Circular 7, an “indirect transfer” refers to a transaction where a non-resident enterprise transfers its equity interest and other similar interest in an offshore holding company, which directly or indirectly holds Chinese taxable assets (the assets of an “establishment or place” situated in China; real property situated in China and equity interest in Chinese resident enterprises) and any indirect transfer without reasonable commercial purposes are subject to the PRC taxation. In addition, SAT Circular 7 specifies the conditions under which an indirect transfer is deemed to lack a reasonable commercial purpose which include: (1) 75% or more of the value of the offshore holding company’s equity is derived from Chinese taxable assets, (2) anytime in the year prior to the occurrence of the indirect transfer of Chinese taxable assets, 90% or more of the total assets (excluding cash) of the offshore holding company are direct or indirect investment in China, or 90% or more of the revenue of the offshore holding company was sourced from China; (3) the functions performed and risks assumed by the offshore holding company(ies), although incorporated in an offshore jurisdiction to conform to the corporate law requirements there, are insufficient to substantiate their corporate existence and (4) the foreign income tax payable in respect of the indirect transfer is lower than the Chinese tax which would otherwise be payable in respect of the direct transfer if such transfer were treated as a direct transfer. As a result, gains derived from such indirect transfer will be subject to PRC enterprise income tax, currently at a rate of 10%. On October 17, 2017, the SAT issued the SAT Circular 37, which came into effect on December 1, 2017. The SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 7 and/or SAT Circular 37. For transfer of shares in our company that do not qualify for the public securities market safe harbor by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 7 and/or SAT Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Circular 7 and/or SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

A majority of our revenues are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries. Currently, PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since we expect a significant portion of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC and/or transfer cash out of China to pay dividends in foreign currencies to our shareholders. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries. In addition, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could result in foreign currency exchange losses to us and may reduce the value of, and amount in U.S. dollars of dividends payable on, our A Shares in foreign currency terms.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In August 2015, the People’s Bank of China (the “PBOC”), changed the way it calculates the mid-point price of RMB against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2017, the value of the Renminbi appreciated by approximately 6.3% against the U.S. dollar; and in 2018, the Renminbi depreciated by approximately 5.7% against the U.S. dollar. From the end of 2018 through the end of December 2020, the value of the Renminbi appreciated by approximately 5.10% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the RMB and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government, which has threatened to label China as a “currency manipulator,” which could result in greater fluctuation of the RMB against the U.S. dollar. However, the PRC government may still at its discretion restrict access to foreign currencies for current account transactions in the future. Therefore, it is difficult to predict how market forces or government policies may impact the exchange rate between the RMB and the U.S. dollar or other currencies in the future. In addition, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. If the exchange rate between RMB and U.S. dollar fluctuates in unanticipated manners, our results of operations and financial condition, and the value of, and dividends payable on, our A Shares in U.S. dollar may be adversely affected. We may not be able to pay dividends in U.S. dollar to our shareholders. Appreciation of RMB to U.S dollar will result in exchange loss, while depreciation of RMB to U.S dollar will result in exchange gain.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries, if any, as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. As of the date of this prospectus, our PRC subsidiaries provide social security insurance including pension, medical insurance (including maternity insurance), unemployment insurance and on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for our employees. However, we did not make adequate contributions to such social security insurance plans. As such, our PRC subsidiaries may be subject to late fees and fines in relation to the underpaid employee benefits which may adversely affect our business, operating results and cash flows. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment, with which we are in compliance as of the date of this prospectus. However, in the event there are any underpaid employee benefits and under-withheld individual income tax, we may be subject to late fees and fines and our financial condition and results of operations may be adversely affected.

Failure to comply with environmental regulations could materially and adversely affect our operating results, financial condition and reputation.

We are required to comply with environmental protection, health and safety laws and regulations in the PRC and any other jurisdictions in which we may operate in the future. If we fail to comply with any of the relevant environmental laws and regulations, depending on the type and severity of any violation, we may be subject to, among other things, further warnings from relevant authorities, imposition of fines and/or criminal liability, orders to close down our business operations and suspension of relevant permits. As a result, if we breach any of the relevant environmental laws and regulations, our reputation may be harmed and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our leased property interests and title to certain land and buildings we own may be defective and our right to lease and use the properties may be challenged, or we may fail to extend or renew our current leases or locate desirable alternatives for our facilities on commercially acceptable terms, which could materially and adversely affect our business.

We presently lease several premises in China. Our PRC subsidiary, Zhumadian Haoyi, leases one plant for manufacturing and presentation of products. However, as advised by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), our lease contract may be deemed invalid because the lessor does not have the legal title certificate. According to the Interpretation of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Cases about Disputes over Lease Contracts on Urban Buildings, a lease contract signed by a lessor and a lessee with regard to a property for which no construction project planning permit is obtained or which is not constructed in conformity with the provisions in the construction project planning permit is invalid. As of the date of this prospectus, the lessor of the property fails to provide valid proof of ownership of the premises or construction project planning permit, and Zhumadian Haoyi’s leased assets may be unable to continue to be used due to the lessor’s failure to obtain proof of ownership or construction project planning permit. In accordance with the foregoing judicial interpretation, if our lease is deemed invalid, we may have to find a new plant for production and storage and our business, financial condition, results of operations and prospects could be adversely affected. Nevertheless, we believe that we have a number of alternative options in Zhumadian City, Henan Province that meet Zhumadian Haoyi’s production conditions. As a result, if there are any issues with the plant currently leased by Zhumadian Haoyi, its current production activities and operations will not be materially affected.

Furthermore, under PRC laws, all lease agreements are required to be registered with the local housing authorities. Currently our lease agreements have not been registered with the relevant authorities. Failure to complete these required registrations may expose us to potential monetary fines ranging from RMB1,000 to RMB10,000.

When our current leases expire, we may be unable to extend or renew our leases for reasons such as unavailability of the relevant premises for a new lease term or substantially higher rent demanded by the owners. Although we believe that we have a number of alternative options, we cannot assure you that suitable alternative locations will be readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected.

Our A Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors. The delisting of our A Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, the Consolidated Appropriations Act, 2023, enacted on December 29, 2022 amends the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

The HFCA Act, as amended by the Consolidated Appropriations Act, 2023, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit shares of such company from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong. Our auditor is not headquartered in China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Notwithstanding the foregoing, trading in our A Shares may be prohibited under the HFCA Act if the PCAOB later determines that it cannot inspect or investigate our auditor completely, and as a result Nasdaq may determine to delist our A Shares.

On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCA Act (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditor. As it was originally enacted, the HFCA Act applied only if the PCAOB’s inability to inspect or investigate was due to a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCA Act now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our A Shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to the laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections. The PCAOB currently has access to inspect the working papers of our auditor. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets (the “PWG”), issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators. Such uncertainty could cause the market price of our A Shares to be materially and adversely affected, and our securities could be delisted and prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our A Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our A Shares.

Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our A Shares on Nasdaq, which could materially impair the market for and market price of our A Shares.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S. listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our A Shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, we and our business operations will be severely hampered and your investment in our A Shares could be rendered worthless.

Risks Related to Our Business and Industry

Existing and increased competition in the customized products industry may reduce our revenues, profits and market share.

The customized products manufacturing industry is competitive. We compete on the basis of, among other things, our website, mobile application and catalog presentation, the breadth, quality, style, price and availability of our merchandise and the level of customer service offered.

Additionally, the internet and other technologies facilitate competitive entry and comparison shopping. Our digital channel competes against numerous websites, mobile applications and catalogs, which may have a greater volume of circulation and web traffic or more effective marketing through online media and social networking sites. We use mobile applications as a way to interact with customers to enhance their shopping experiences. There is no assurance that we will be able to continue to successfully maintain or expand our digital sales channels and respond to shifting consumer traffic patterns and digital buying trends. Our inability to adequately respond to these risks and uncertainties or successfully maintain and expand our digital business could have an adverse impact on our results of operations.

We cannot assure you that we will continue to be able to compete successfully against existing or future competitors. Changing economic and market environments may result in our competitors forcing a markdown or promotional sales environment, which could impair our ability to achieve our historical profit margins. Our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on our business, financial condition and results of operations.

We operate in a competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our revenue and profitability.

The market for customized products manufacturing is competitive. Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow or maintain our market share, any of which could substantially harm our business and results of operations. We compete directly against wholesalers and retailers of customized goods, including large OEM companies with substantial market share, and established companies expanding their production and marketing of customized goods. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, store development, marketing, distribution, and other resources than we do.

Our competitors may be able to achieve and maintain brand awareness and market share more quickly and effectively than we can. Many of our competitors promote their brands through traditional forms of advertising, such as print media and television commercials, and through celebrity endorsements, and have substantial resources to devote to such efforts. Our competitors may also create and maintain brand awareness using traditional forms of advertising more quickly than we can. Our competitors may also be able to increase sales in their new and existing markets faster than we do by emphasizing different distribution channels than we do, such as catalog sales or an extensive franchise network.

In addition, because we hold limited patents and exclusive intellectual property rights in the technology, fabrics or processes underlying our products, our current and future competitors are able to manufacture and sell products with performance characteristics, fabrication techniques, and styling similar to our products.

Our reliance on suppliers to provide fabrics for, and to produce, our products could cause problems if we experience a supply chain disruption and we are unable to secure additional suppliers of fabrics or other raw materials, or manufacturers of our end products.

The entire manufacturing industry, including our company, faces supply chain challenges as a result of economic uncertainty due to the impacts of health pandemics, political instability, reduced freight availability, increased costs, port disruption, manufacturing facility closures, related labor shortages and other supply chain disruptions. We do not manufacture the raw materials for our products and rely instead on our suppliers. We do not have long-term contracts with any of our suppliers for the supply of our raw materials. This is because we are able to find replacements easily given there are many suppliers in China that meet our requirements. However, we compete with other companies for fabrics, other raw materials, and production.

We have experienced, and may in the future continue to experience, a significant disruption in the supply of fabrics or raw materials and may be unable to locate alternative suppliers of comparable quality at an acceptable price, or at all. In addition, if we experience significant increased demand, or if we need to replace an existing supplier, we may be unable to locate additional supplies of fabrics or raw materials on terms that are acceptable to us, or at all, or we may be unable to locate any supplier with sufficient capacity to meet our requirements or fill our orders in a timely manner. Identifying a suitable supplier is an involved process that requires us to be satisfied with the suppliers’ quality control, responsiveness and service, financial stability, and labor and other ethical practices. Even if we are able to expand existing or find new fabric sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers in our methods, products, and quality control standards.

Our supply of fabric could be disrupted or delayed by the impact of health pandemics, and the related government and private sector responsive actions such as border closures, restrictions on product shipments, and travel restrictions, as well as other economic or political conditions. Delays related to supplier changes could also arise due to an increase in shipping times if new suppliers are located farther away from our markets or from other participants in our supply chain. In addition, ocean freight capacity issues continue to persist worldwide as there is much greater demand for shipping and reduced capacity and equipment. Any delays, interruption, or increased costs in the supply of fabric could have an adverse effect on our ability to meet guest demand for our products and result in lower revenue and income from operations both in the short and long term.

We depend on a few major customers with which we do not enter into long-term contracts, the loss of any of which could cause a significant decline in our revenues.

Three major customers, each accounting for more than 10% of our total revenue individually, contributed to an aggregate of approximately 43.67% of our revenue for the fiscal year ended October 31, 2024. Two major customers, each accounting for more than 10% of our total revenue individually, contributed to an aggregate of approximately 26.76% of our revenue for the fiscal year ended October 31, 2023.

We do not enter into long-term agreements with our customers but manufacture based upon purchase orders and therefore cannot be certain that sales to our customers, including our major customers, will continue. The loss of any of our major customers, or a significant reduction in sales to any such customers, would adversely affect our profitability.

In recent years, our major customers have varied due to changes in our product mix. We expect that we will continue to depend on a relatively small number of customers for a significant portion of our revenue and may continue to experience fluctuations in the distribution of our sales among our largest customers as we periodically adjust our product mix. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our business. Our ability to attract potential customers is also critical to the success of our business. If any of our significant customers reduces, delays or cancels its orders for any reason, or the financial condition of our key customers deteriorates, our business could be seriously harmed. Similarly, a failure to manufacture sufficient quantities of products to meet the demands of these customers may cause us to lose customers, which may affect adversely the profitability of our business as a result. Furthermore, if we experience difficulties in the collection of our accounts receivables from our major customers, our results of operation may be materially and adversely affected.

If we are unable to collect our accounts receivable, our results of operations, financial condition and cash flows could be adversely affected.

Our business depends on our ability to successfully receive payment from our clients of the amounts they owe us for products delivered. We evaluate the financial condition of our clients and generally grant all customers a credit term of 180 to 360 days after the delivery of products. Once an account is past due, we contact our clients immediately by phone for collection. As of October 31, 2024, our net accounts receivable were approximately RMB44.22 million (approximately $6.19 million).

We might not accurately assess the creditworthiness of our clients. Macroeconomic conditions could also result in financial difficulties for our clients, which, in turn, could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivable balances, or default on their payment obligations to us. If we are unable to collect our client receivables timely, our results of operations and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be adversely affected.

Our business could be harmed if our suppliers do not comply with our vendor code of ethics or applicable laws.

While we require our suppliers to comply with our vendor code of ethics, which includes labor, health and safety, and environment standards, we do not control their operations. If suppliers or contractors do not comply with these standards or applicable laws or there is negative publicity regarding the production methods of any of our suppliers, even if unfounded or not specific to our supply chain, our reputation and sales could be adversely affected, or could cause us to contract with alternative supplier sources.

The fluctuating cost of raw materials could increase our cost of goods sold.

The fabrics used to make our products include synthetic fabrics whose raw materials include petroleum-based products. Our products also include natural fibers, including cotton. Our costs for raw materials are affected by, among other things, weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable and beyond our control. Any and all of these factors may be exacerbated by global climate change. In addition, ongoing impacts of the pandemic, political instability, trade relations, sanctions, price inflationary pressure, or other geopolitical or economic conditions could cause raw material costs to increase and have an adverse effect on our future margins. Increases in the cost of raw materials, including petroleum or the prices we pay for our cotton yarn and cotton-based textiles, could have a material adverse effect on our cost of goods sold, results of operations, financial condition, and cash flows.

Our business is sensitive to economic conditions, market disruptions and other factors that affect customer confidence and discretionary spending.

Customer purchases of discretionary items and customized products, including our products, may decline during recessionary periods and also may decline at other times when disposable income is lower. A prolonged economic downturn could have a material adverse impact on our business, financial condition or results of operations.

Economic conditions, both on a global level and in particular the PRC market, may have significant effects on customer confidence and discretionary spending that would in turn, affect our business or the industry generally. Some of these economic conditions include inflation, wages and employment, consumer debt, reductions in net worth based on severe market declines, residential real estate and mortgage markets, taxation, fuel and energy prices, interest rates, volatility in credit markets, credit availability, political and economic crises and other macroeconomic factors. These factors may affect customer purchases of our merchandise and adversely impact our results of operations and continued growth. It is difficult to predict near term and/or future economic, capital and credit market conditions and what impact they will have on our business.

We may not be successful in expanding our business internationally and our ability to conduct business in international markets may be adversely affected by legal, regulatory, political, economic, and public health risks.

Our current growth strategy includes plans to grow our customer base and presence internationally over the next several years. As we seek to expand internationally, we face competition from more established international competitors. In addition, international stores and digital operations have different operational characteristics, including employment and labor, transportation, logistics, real estate and legal requirements. Furthermore, consumers’ demands and behaviors, as well as tastes and purchasing trends may differ internationally, and as a result, sales of our merchandise may not be successful, or the margins on those sales may not be in line with those we anticipate. Additionally, our ability to conduct business internationally may be adversely impacted by political, economic, and public health risks, as well as the global economy. Any challenges that we encounter as we expand internationally may divert financial, operational and managerial resources from our existing operations, which could adversely impact our financial condition and results of operations.

Our fabrics and manufacturing technology generally are not patented and can be imitated by our competitors. If our competitors sell products similar to ours at lower prices, our revenue and profitability could suffer.

The intellectual property rights in the fabrics used to manufacture our products generally are owned or controlled by our suppliers and are generally not unique to us. Our ability to obtain intellectual property protection for our products is therefore limited. We hold limited patents and exclusive intellectual property rights in the technology, fabrics or processes underlying our products. As a result, our current and future competitors are able to manufacture and sell products with performance characteristics, fabrics and styling similar to our products. Because many of our competitors have significantly greater financial, distribution, marketing, and other resources than we do, they may be able to manufacture and sell products based on our fabrics and manufacturing technology at lower prices than we can. If our competitors sell products similar to ours at lower prices, our revenue and profitability could suffer.

Our failure or inability to protect our intellectual property rights could diminish the value of our brand and weaken our competitive position.

We currently rely on a combination of patent, copyright, trademark, and unfair competition laws, as well as confidentiality procedures, to establish and protect our intellectual property rights. The steps we take to protect our intellectual property rights may not be adequate to prevent infringement of these rights by others, including imitation of our products and misappropriation of our brand. In addition, any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. In addition, our intellectual property protection may be unavailable or limited in some international countries where laws or law enforcement practices may not protect our intellectual property rights as fully as in China, and it may be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries. If we fail to protect and maintain our intellectual property rights, the value of our brand could be diminished, and our competitive position may suffer.

Our trademarks, patents, and other proprietary rights could potentially conflict with the rights of others and we may be prevented from selling some of our products.

Our success depends in part on our brand image. We believe that our trademarks, patents, copyrights, domain names, trade secrets and other proprietary rights have significant value and are important to identifying and differentiating our products from those of our competitors and creating and sustaining demand for our products. We have applied for and obtained some trademark registrations and patents in China and the United States, and will continue to evaluate and apply for additional trademarks and patents as appropriate. However, some or all of these pending trademark or patent applications may not be approved by the applicable governmental authorities. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge these applications or registrations. Additionally, we may face obstacles as we expand our product line and the geographic scope of our sales and marketing. Third parties may assert intellectual property claims against us, particularly as we expand our business and the number of products we offer. Our defense of any claim, regardless of its merit, could be expensive and time consuming and could divert management resources. Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. In addition, resolution of claims may require us to redesign our products, license rights from third parties, or cease using those rights altogether. Any of these events could harm our business and cause our results of operations, liquidity, and financial condition to suffer.

We may not be able to timely develop and enrich the variety of our products to make them appealing to existing and prospective customers or in a cost-effective manner, or at all.

We continue to develop and enrich the variety of our products to improve the customer experience. We proactively seek customer feedback and refer to market research to upgrade or enrich our product offerings, including improving the quality of our existing products and developing new products. We develop, update and improve our product offerings to stay abreast of customer feedback, market demand and new trends in the industry, and we may, from time to time, adjust our product mix by ceasing the offering of outdated or unpopular products and launching new products. We cannot assure you, however, that the adjustments to our product mix will always be efficient or successful. However, the modifications, updates and expansions of our existing products and the development of new products may not be accepted by or attractive to existing or prospective customers. The degree of acceptance and adoption may also deviate from our projections. We may also fail to introduce or deliver our products as swiftly as customers expect or as fast as our competitors introduce their comparable products. Furthermore, offering new products or upgrading existing ones may incur significant costs and expenses, human capital, management attention and other resources, and we may be unable to generate the level of return as we expect or at all.

Interruptions to our websites, information technology systems, production processes or customer service operations as a result of natural disasters, errors in our technology, capacity constraints, security breaches or other causes could damage our reputation and brand and substantially harm our business and results of operations.

The satisfactory performance, reliability and availability of our websites, transaction processing systems, network infrastructure, production facilities and customer service operations are critical to our reputation, and our ability to attract and retain customers and to maintain adequate customer service levels. Any future interruptions that result in the unavailability of our websites, reduced order fulfillment performance or customer service operations could result in negative publicity, damage our reputation and brand and cause our business and results of operations to suffer. We may also experience temporary interruptions in our business operations for a variety of other reasons in the future, including human error, software errors, power loss, telecommunication failures, fire, flood, extreme weather, political instability, acts of terrorism, war, break-ins and other events beyond our control.

Our technology, infrastructure and processes may contain undetected errors or design faults. These errors or design faults may cause our websites to fail and result in loss of, or delay in, market acceptance of our products and services. In the future, we may encounter issues, such as scalability limitations, in current or future technology releases. A delay in the commercial release of any future version of our technology, infrastructure and processes could seriously harm our business. In addition, our systems could suffer computer viruses and similar disruptions, which could lead to loss of critical data or the unauthorized disclosure of confidential customer data.

Our business requires that we have adequate capacity in our computer systems to cope with the high volume of visits to our websites, particularly during promotional campaign periods. As our operations grow in size and scope, we will need to improve and upgrade our computer systems and network infrastructure to offer customers enhanced and new products, services, capacity, features and functionality. The expansion of our systems and infrastructure may require us to commit substantial financial, operational and technical resources before the volume of our business increases, with no assurance that our revenues will increase.

Any failure of our production equipment may prevent the production of orders and interfere with our ability to fulfill orders. As of the date of this prospectus, substantially all of our production operations were performed in two facilities: our facility in Yiwu, Zhejiang province and our facility in Zhumadian, Henan province.

We do not presently have redundant systems in multiple locations or a formal disaster recovery plan. Since many of the causes of system interruptions or interruptions of the production process may be outside of our control, we may not be able to remedy such interruptions in a timely manner, or at all. We do not carry business interruption insurance to compensate us for losses that may occur in the event operations at facilities are interrupted.

The occurrence of any of the foregoing could substantially harm our business and results of operations.

If we are unable to develop, market and sell products and services beyond our existing target markets and develop new products and services that attract a new customer base, our results of operations may suffer.

We have developed technologies and services and implemented marketing strategies designed to attract medium to small business owners and consumers to our websites and encourage them to purchase our products. While medium to small business owners have been the source of our revenue growth and the basis for our expanding business, we believe we will need to address additional markets to further grow our business. To access new markets, including individual consumers, we expect that we will need to develop, market and sell new products and additional services that address their customized needs. We may not be able to expand our customization services or create new products and services, address any new markets or develop a broader customer base. Any failure to address additional market opportunities could harm our business, financial condition and results of operations.

We have identified a material weakness in our internal controls over financial reporting related to the lack of sufficiently skilled staff with U.S. GAAP knowledge. If we do not adequately remediate this material weakness, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our A Shares.

Prior to this offering, we have been a private company and were never required to evaluate our internal control within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed assessment of the effectiveness of our internal control over U.S. GAAP financial reporting, and our independent registered public accounting firm has not conducted an audit of the effectiveness of our internal control over financial reporting. However, in the course of preparing and auditing our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of October 31, 2024. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficiently skilled staff with U.S. GAAP knowledge for the purpose of financial reporting to comply with U.S. GAAP and SEC requirements. The material weakness, if not remediated timely, may lead to material misstatements in our combined and consolidated financial statements in the future. Following the identification of the material weakness, we have taken and plan to continue to take remedial measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control over Financial Reporting.” We cannot assure you, however, that these measures may fully address the material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent or detect 100% of all errors and fraud that may occur. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any material weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. If we had performed a formal assessment of our internal control over financial reporting or if we had our independent registered public accounting firm performed an audit of the effectiveness of our internal control over financial reporting, additional material weaknesses may have been identified.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending October 31, 2026. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our A Shares.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We may experience difficulties in managing our growth and expanding our operations.

We have expanded our operations, and as we ramp up our development, production and sales, significant expansion will be required. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include, among others:

•        managing our supply chain to support fast business growth;

•        managing a larger organization with a greater number of employees in different divisions;

•        controlling expenses and investments in anticipation of expanded operations;

•        establishing or expanding new product development, manufacturing, and sales facilities;

•        implementing and enhancing administrative infrastructure, systems, and processes;

•        improving our operational, financial and management controls, compliance programs and reporting systems; and

•        addressing new markets and potentially unforeseen challenges as they arise.

Any failure to manage our growth effectively could materially and adversely affect our business, financial condition, results of operations, and prospects.

The current tensions in international trade and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Although we are a primarily China-based company, many of our customers are located in the Europe, North America and other countries outside of China. In addition, certain of our technologies, such as technologies relating to autonomous driving applications, could be subject to restrictions by the U.S. government in the future. Therefore, government policies restricting international trade and investment, such as capital controls, economic or trade sanctions, export controls, tariffs or foreign investment filings and approvals, may affect the demand for our products and services, impact the competitive position of our products, or prevent us from being able to sell products in certain countries. If any new tariffs, legislation, or regulations are implemented (including those imposing economic or trade sanctions, export control restrictions or outbound investments restrictions), or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as that between the United States and China, but also as a result of the conflict in Ukraine and sanctions on Russia.

The U.S. government has imposed, and has proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, tensions over Taiwan sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government, the executive orders issued by former U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies, and various restrictions related to the Chinese semiconductor industry imposed by the U.S. government. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government.

Rising political tensions could reduce levels of trade, investment, technological exchange, and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our and our customers’ business, prospects, financial condition, and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and actions by mainland China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or mainland China or U.S. government policies may impact the exchange rate between Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the mainland China government to adopt a more flexible currency policy. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our A Shares in U.S. dollars. As a portion of our cash and cash equivalents and short-term investments are denominated in U.S. dollars, fluctuations in exchange rates between Renminbi and U.S. dollars may result in foreign exchange gains or losses. Furthermore, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our A Shares.

Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by mainland China exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Our sales and operations in international markets outside of China expose us to operational, financial and regulatory risks.

International sales beyond China comprise a substantial amount of our overall revenue. Sales to international customers accounted for approximately 19.35% and 13.56% of our revenue in the fiscal years ended October 31, 2024 and 2023, respectively. We are committed to growing our international sales. While we have committed resources to expand our international operations and sales channels, these efforts may not be successful. International operations are subject to a number of other risks, including:

•        exchange rate fluctuations;

•        political and economic instability, international terrorism and anti-China sentiment;

•        global or regional health crises (such as the COVID-19 or other health epidemics and outbreaks);

•        potential for violations of anti-corruption laws and regulations, such as those related to bribery and fraud;

•        preference for locally branded products, and laws and business practices favoring local competition;

•        increased difficulty in managing inventory;

•        delayed revenue recognition;

•        less effective protection of intellectual property;

•        stringent consumer protection and product compliance regulations;

•        difficulties and costs of staffing and managing foreign operations;

•        import and export laws and the impact of tariffs; and

•        changes in local tax and customs duty laws or changes in the enforcement, application or interpretation of such laws.

The occurrence of any of these risks could negatively affect our international business and consequently our business, operating results and financial condition.

Our business depends substantially on the efforts of our founder, executive officers and highly skilled personnel, and our operations may be severely disrupted if we lost their services.

We are highly dependent on Xiaozhong Lin, our founder, Chairman and Chief Executive Officer, and Xuefen Zhang, our founder, director and Chief Operating Officer. Each of them leads different aspects of our business. The loss of our founder and Chief Executive Officer would adversely affect our business because such loss could make it more difficult to, among other things, compete with other market participants, manage our R&D activities and retain existing customers or cultivate new ones. Our Chief Financial Officer also plays key roles in our business operations, and we rely on his efforts to manage and grow our business.

Our business depends on a variety of other highly skilled personnel as well. Competition for highly skilled personnel is often intense, and we may incur significant costs to attract highly skilled personnel. We may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we fail to attract new personnel or fail to retain and motivate our existing personnel, our business and future growth prospects could be adversely affected.

Our management team has limited experience managing a U.S. public company.

Most of the members of our management team have limited experience managing a U.S. publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Additionally, some members of our management team were recently hired. Our management team may not successfully or efficiently manage their new roles and responsibilities. Our transition to being a public company will subject us to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

If we do not maintain sufficient inventory or if we do not adequately manage our inventory, we could lose sales or incur higher inventory-related expenses, which could negatively affect our operating results.

To ensure an adequate inventory supply, we must forecast inventory needs and expenses, place orders sufficiently in advance with our suppliers and manufacture products based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in customer demand for our products or for products and services of our competitors, product introductions by competitors, any health epidemics and outbreaks, and any associated work stoppages or interruptions, unanticipated changes in general market conditions and the weakening of economic conditions or consumer confidence in future economic conditions. We may face challenges in acquiring adequate supplies to manufacture our products and we may not be able to manufacture our products at a rate necessary to satisfy the levels of demand, which would negatively affect our revenue. This risk may be exacerbated by the fact that we may not carry or be able to obtain for our manufacturers a significant amount of inventory to satisfy short-term demand increases. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale.

Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would adversely affect our financial results, including our gross margin, and have a negative effect on our brand. Conversely, if we underestimate customer demand for our products, we may not be able to deliver products to meet our requirements, and this could result in damage to our brand and customer relationships and adversely affect our revenue and operating results.

Our results of operations may vary significantly from period to period due to the seasonality of our business and fluctuations in our operating costs.

Our results of operations may vary significantly from period to period due to many factors, including seasonal factors that may affect the demand for our products. The sales volume of our products is typically higher in the second half of the year than that of the first half. Our results of operations could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenue.

We also expect our period-to-period results of operations to vary based on our operating costs, which we anticipate will increase significantly in future periods as we, among other things, invest more resources to design, develop, and manufacture new products, build new manufacturing facilities, increase our sales and marketing activities, and increase our general and administrative functions to support our growing operations.

As a result of these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our results of operations may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our A Shares could fall substantially either suddenly or over time.

Issues or defects with products may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities that could divert resources, affect business operations, decrease sales, increase costs, and put us at a competitive disadvantage, any of which could have a significant adverse effect on our business, financial condition and results of operations.

We may experience issues or defects with products that may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities. Any of these activities could result in increased governmental scrutiny, harm to our reputation, reduced demand by customers for our products, decreased willingness by our suppliers to provide raw materials, absence or increased cost of insurance, or additional safety and testing requirements. Such results could divert development and management resources, adversely affect our business operations, decrease sales, increase legal fees and other costs, and put us at a competitive disadvantage compared to other companies not affected by similar issues with products, any of which could have a significant adverse effect on our business, financial condition and results of operations.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We have limited liability insurance coverage for our products and business operations. A successful liability claim against us, regardless of whether due to injuries suffered by our customers, could materially and adversely affect our financial condition, results of operations, and reputation. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, global pandemics, and interruptions by man-made problems, such as terrorism. Material disruptions of our business or information systems resulting from these events could adversely affect our operating results.

A significant natural disaster, such as an earthquake, fire, flood, hurricane or significant power outage or other similar events, such as infectious disease outbreaks or pandemic events including the COVID-19, could have an adverse effect on our business and operating results. In addition, natural disasters, acts of terrorism or war could cause disruptions in our manufacturing operations, our delivery of products and other aspects of our business, our customers’ or channel partners’ businesses, our suppliers’ businesses, or the economy as a whole. We also rely on information technology systems to communicate among our workforce and with third parties. Any disruption to our communications, whether caused by a natural disaster or by man-made problems, such as power disruptions, could adversely affect our business. We do not have a formal disaster recovery plan or policy in place and do not currently require that our suppliers’ partners have such plans or policies in place. To the extent that any such disruptions result in delays or cancellations of orders or impede our suppliers’ ability to timely deliver product components, or the deployment of our products, our business, operating results and financial condition would be adversely affected.

Interruption or failure of our information technology and communications systems could impact our availability and effectiveness of our software systems.

The availability and effectiveness of our manufacturing execution system (MES), enterprise resource planning (ERP) system and product lifecycle management (PLM) systems depend on the continued operation of information technology and communications systems. Our systems will be vulnerable to damage or interruption from, among others, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, viruses, denial or degradation of service attacks, ransomware, social engineering schemes, insider theft or misuse or other attempts to harm our systems. We utilize reputable third-party service providers or vendors for our data, and these providers could also be vulnerable to harms similar to those that could damage our systems, including sabotage and intentional acts of vandalism causing potential disruptions. Our disaster recovery planning cannot account for all eventualities. Any problems with our third-party cloud hosting providers could result in interruptions in our business. In addition, our software systems are based on complex technology which may contain errors or vulnerabilities that could result in interruptions in our business or the failure of our systems.

We are subject to cybersecurity risks with respect to operational systems, security systems, infrastructure and customer data processed by us or third-party vendors or suppliers and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent us from effectively operating our business.

We are at risk for interruptions, outages and breaches of operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers; facility security systems, owned by us or our third-party vendors or suppliers; or customer data that we process or our third-party vendors or suppliers process on our behalf. Such cyber incidents could materially disrupt operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; or compromise certain information of customers, employees, suppliers, or others. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time. Although we maintain information technology measures designed to protect us against intellectual property theft, data breaches and other cyber incidents, such measures will require updates and improvements, and we cannot guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. The implementation, maintenance, segregation and improvement of these systems requires significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current systems, including the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or produce, sell, and deliver our products, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that the systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information or intellectual property could be compromised or misappropriated and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

A significant cyber incident could impact production capability, harm our reputation, cause us to breach our contracts with other parties or subject us to regulatory actions or litigation, any of which could materially affect our business, prospects, financial condition and operating results.

Risks Related to this Offering and Ownership of our A Shares

An active trading market for our A Shares may not develop and the trading price for our A Shares may fluctuate significantly.

We have applied to list our A Shares on Nasdaq. Prior to the completion of this offering, there has been no public market for our A Shares, and we cannot assure you that an active public market for our A Shares will develop or be sustained. If an active public market for our A Shares does not develop following the completion of this offering, the market price and liquidity of our A Shares may be materially and adversely affected. The initial public offering price for our A Shares was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our A Shares after this offering will not decline below the initial public offering price. As a result, investors in our A Shares may experience a significant decrease in the value of their shares.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering will be relatively small and the insiders of our Company will hold a large portion of the company’s listed securities following the consummation of the offering. Nasdaq might apply the additional and more stringent criteria for our initial and continued listing, which might cause delay or even denial of our listing application.

The trading price of our A Shares may be volatile, which could result in substantial losses to investors.

The trading price of our A Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performance of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our A Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our A Shares may be highly volatile for factors specific to our own operations, including the following:

•        regulatory developments affecting us or our industry;

•        actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•        changes in financial estimates by securities research analysts;

•        conditions in the market for customized goods;

•        announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•        additions to or departures of our senior management;

•        fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•        release or expiry of lock-up or other transfer restrictions on our outstanding shares;

•        negative publicity regarding Chinese listed companies; and

•        sales or perceived potential sales of additional shares.

Any of these factors may result in large and sudden changes in the volume and price at which our A Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our A Shares.

In addition to the risks addressed above in “— The trading price of our A Shares may be volatile, which could result in substantial losses to investors”, our A Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our A Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our A Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our A Shares. In addition, investors of our A Shares may experience losses, which may be material, if the price of our A Shares declines after this offering or if such investors purchase shares of our A Shares prior to any price decline.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our A Shares, the market price for our A Shares and trading volume could decline.

The trading market for our A Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts which cover us downgrade our A Shares, the market price for our A Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our A Shares to decline.

The sale or availability for sale of substantial amounts of our A Shares could adversely affect their market price.

Sales of substantial amounts of our A Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our A Shares and could materially impair our ability to raise capital through equity offerings in the future. The shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act and the applicable lock-up agreements. Following the completion of our initial public offering, there will be 9,575,000 shares outstanding immediately after this offering or 9,875,000 shares assuming the full exercise of the underwriters’ over-allotment option. In connection with this offering, we and each of our directors and officers named in the section “Management,” and certain shareholders have agreed not to sell any shares for six months from the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our A Shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our A Shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our A Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our A Shares will likely depend entirely upon any future price appreciation of our A Shares. There is no guarantee that our A Shares will appreciate in value after this offering or even maintain the price at which you purchased our A Shares. You may not realize a return on your investment in our A Shares and you may even lose your entire investment.

Because the initial public offering price is substantially higher than the as adjusted net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase A Shares in this offering, you will pay more for each share than the corresponding amount paid by existing shareholders for their shares. As a result, you will experience immediate and substantial dilution of $0.42 per share, representing the difference between our net tangible book value per share of $3.59 as of October 31, 2024, after giving effect to this offering, assuming the underwriters’ over-allotment option is not exercised, and an assumed initial public offering price of $4.50 per share. See “Dilution” for a more complete description of how the value of your investment in our A Shares will be diluted upon the completion of this offering.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our share price.

We plan to use the net proceeds of this offering for expansion of our production facilities and capabilities, potential strategic investment and acquisitions, new hires in the sales, IT, production and management departments, increasing our marketing presence, and product and software research and development. See “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

If we are classified as a passive foreign investment company, United States taxpayers who own our A Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•        At least 75% of our gross income for the year is passive income; or

•        The average percentage of our assets (determined at the end of each quarter) during the taxable year which produces passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our A Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, because we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our A Shares.

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders. Under BVI law, our directors may only exercise the rights and powers granted to them under our articles of association for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage potential acquirors from pursuing any change of control transactions that holders of our A Shares may view as beneficial.

We have a dual-class share structure consisting of A Shares and B Shares. In respect of matters requiring the votes of shareholders, holders of A Shares are entitled to one vote per share, while holders of B Shares are entitled to 30 votes per share based on our dual-class share structure. We are selling only A Shares in this offering. Each B Share is convertible into one A Share at any time by the holder thereof under certain circumstances, while A Shares are not convertible into B Shares under any circumstances.

Immediately prior to the completion of this offering, our founders beneficially own all of our issued B Shares. Our founders will own approximately 77.5% of our total issued and outstanding shares immediately after the completion of this offering and 99.1% of the aggregate voting power of our total issued and outstanding shares due to the disproportionate voting powers associated with our dual-class share structure (30 votes for each B Share versus one vote for each A Share), assuming the underwriters do not exercise their over-allotment option. As a result of the dual-class share structure and the concentration of ownership, holders of our B Shares will have considerable influence or control over matters such as decisions regarding (i) mergers, consolidations and the sale of all or substantially all of our assets, (ii) election or removal of directors, (iii) making amendments to our memorandum and articles of association, (iv) whether to issue additional shares, including to them, (v) employment, including compensation arrangements, and (vi) other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our A Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of A Shares may view as beneficial. See “Principal Shareholders” and “Related Party Transactions.”

Our dual-class voting structure may render the A Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the A Shares.

We cannot predict whether our dual-class share structure with disproportionate voting rights will result in a lower or more volatile market price of the A Shares, adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class voting structure may prevent the inclusion of the A Shares in such indices, which could adversely affect the trading price and liquidity of the A Shares. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the A Shares could be adversely affected.

Our board is authorized to issue new classes of preference shares without shareholder approval, which could adversely impact the rights of holders of our A Shares.

Our memorandum and articles of association authorize our board to issue an unlimited number of shares of par value $0.01 each, divided into unlimited number of A Shares with a par value of $0.01 each and up to a maximum of 7,425,000 B Shares with a par value of $0.01, without any shareholder approval. Any B Shares that in issue now and in the future will have greater voting rights than our A Shares. In addition, such B Shares may be automatically converted into A Shares in accordance with our memorandum and articles of association, which could dilute the value of our A Shares to current stockholders and could adversely affect the market price of our A Shares of par value $0.01 each, once we are listed on Nasdaq. In addition, the B Shares could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our Company. Although we have no present intention to issue any preference shares, there can be no assurance that we will not do so in the future.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law.

We are a BVI business company limited by shares incorporated under the laws of the BVI. Our corporate affairs are governed by our memorandum and articles of association, the BVI Companies Act and the common law of the BVI.

We have been advised by Mourant Ozannes that the United States and the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, is unlikely to be directly enforceable in the BVI. We have also been advised by Mourant Ozannes that a final and conclusive judgment obtained in a U.S. federal or state court under which a sum of money is payable as compensatory damages (not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be recognized by the High Court of the BVI as a cause of action for a debt.

The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under BVI law are governed by the BVI Companies Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the BVI. The rights of our shareholders and the fiduciary duties of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedent in some states in the United States. In particular, the BVI has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the BVI. In addition, BVI companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Our shareholders are entitled, by giving written notice to the Company, to inspect the Company’s memorandum and articles of association, register of members, register of directors and minutes of meetings and resolutions of shareholders. However, pursuant to BVI law, our directors may, if they are satisfied that it would be contrary to the Company’s interests to allow a shareholder to inspect the register of members, register of directors, minutes of meetings, resolution of members, or any part of such document, refuse to permit the shareholder to inspect that document or limit the inspection of that document, including limiting the making of copies or the taking of extracts from the records. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the BVI differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on BVI practice with respect to any corporate governance matter. However, if we choose to follow BVI practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the BVI Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Shares — Difference in Corporate Law.”

We will be a “controlled company” as defined under the Nasdaq Listing Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We expect that Mr. Xiaozhong Lin, our founder, Chief Executive Officer, and Chairman, and Ms. Xuefen Zhang, our founder, Chief Operating Officer and director, will own a majority of the voting power following this offering. Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of our board of directors must be independent directors;

•        an exemption from the rule that the compensation of our Chief Executive Officer must be determined or recommended solely by independent directors; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Our status as a controlled company could cause our A Shares to look less attractive to certain investors or otherwise harm the trading price of the A Shares.

Our classified board structure may prevent a change in control of the Company.

Upon the effectiveness of our registration statement on Form F-1 of which this prospectus is a part, our board of directors is divided into three classes of directors. Class I directors shall hold office for a term expiring at our next succeeding annual meeting of shareholders, Class II directors shall hold office for a term expiring at our next second succeeding annual meeting of shareholders and Class III directors shall hold office for a term expiring at our next third succeeding annual meeting of shareholders. Directors of each class are elected for three-year terms upon the expiration of their current terms. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interests of our shareholders. See “Management — Board of Directors and Committees.”

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

BVI law provides shareholders with only limited rights to requisition a shareholders’ meeting, and does not provide shareholders with any right to put any proposal before a shareholders’ meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow shareholders entitled to exercise at least 30 percent of voting rights in respect of the matter for which the meeting is requested to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance written notice of at least 7 days is required for the convening of a shareholders’ meeting.

A quorum required for a shareholders’ meeting is one or more shareholders, who hold shares that carry at least 33.3% percent of the voting rights of all shares then in issue, present in person or by proxy. If the Company has a sole shareholder, a quorum is present if the sole shareholder is present. If a meeting is called at the request of shareholders and a quorum is not present within half an hour of the time set for the start of the meeting, the meeting will be dissolved. If a meeting is called by the directors and a quorum is not present within half an hour of the time set for the start of the meeting, the meeting will be adjourned to the following day and be held at the same time and place or any other date, time and/or place the directors decide by a resolution of directors.

Unless the directors decide otherwise by a resolution of directors, a shareholder may not attend or vote (in person or by proxy) at any meeting of shareholders (or class of shareholders), or sign or consent to any written resolution of shareholders (or class of shareholders), in respect of any share held by the shareholder unless all calls and other sums currently payable by the shareholder to the Company in respect of the share have been paid in full.

Certain judgments obtained against us by our shareholders may not be enforceable.

MaxsMaking is a BVI business company and substantially all of its assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the BVI and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the BVI and the PRC, see “Enforceability of Civil Liabilities.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our A Shares.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our A Shares may be volatile which could subject us to securities litigation and make it more difficult for you to sell your A Shares.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the underwriters are required to sell shares in this offering to at least 300 round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) in order to ensure that we meet the Nasdaq initial listing standards, we have not otherwise imposed any obligations on the underwriters as to the maximum number of shares they may place with individual investors. If, in the course of marketing the offering, the underwriters were to determine that the demand for our A Shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of our A Shares affected (positively or negatively) by the limited availability of our A Shares. If this were to happen, investors could find our A Shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their share price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and “Regulation.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•        our dependence on introducing new products on a timely basis;

•        our dependence on growth in the demand for our products;

•        our ability to effectively manage inventories;

•        our ability to compete effectively;

•        our dependence on a small number of suppliers for a substantial portion of our supplies;

•        our dependence on a limited number of customers for a substantial portion of our revenues;

•        our ability to successfully manage our capacity expansion and allocation in response to changing industry and market conditions;

•        implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

•        our ability to acquire sufficient raw materials and certain products and obtain equipment and services from our suppliers in suitable quantity and quality;

•        our dependence on key personnel;

•        our ability to expand into new businesses, industries or internationally and to undertake mergers, acquisitions, investments or divestments;

•        changes in technology and competing products;

•        general economic and political conditions, including those related to the customized goods industry;

•        possible disruptions in commercial activities caused by events such as natural disasters, terrorist activities;

•        fluctuations in foreign currency exchange rates; and

•        other factors in the “Risk Factors” section in this prospectus.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. These are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We disclaim any obligation to update our forward-looking statements, except as required by law.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties including, but not limited to, an industry report (“Frost & Sullivan Report”) issued in February 2025 that was commissioned by us and prepared by Frost & Sullivan, a third-party industry research firm, to provide information regarding our industry and market position in China. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Statistical data in these publications also include projections based on a number of assumptions. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

In addition, the new and rapidly changing nature of the customized goods industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $8,190,000 (excluding any exercise of the underwriters’ over-allotment option), after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, and based upon an assumed initial offering price of $4.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $1,820,000, after deducting the underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of A Shares offered by us as set forth on the cover page of this prospectus.

We plan to use the net proceeds from this offering as follows:

•        approximately 45% for construction of production facilities and expansion of our scale of production through upgrades and purchases of new production equipment in the ordinary course of business, such as production plants or land for factories (for which we have not identified any specific opportunities), or automatic cutting equipment, digital printing equipment, digital sewing production equipment, or automatic warehouse management systems and facilities;

•        approximately 20% for potential strategic investment and acquisitions, although we have not identified any specific investment or acquisition opportunities at this time;

•        approximately 15% for new hires in the sales, IT, production and management departments;

•        approximately 12% for marketing; and

•        approximately 8% for product and software research and development.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions typically take approximately eight weeks to complete. The filing and registration processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to PRC subsidiaries, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Pending use of the net proceeds, we intend to hold our net proceeds in short-term, interest-bearing, financial instruments or demand deposits.

DIVIDEND POLICY

Our board of directors has discretion regarding whether to declare or pay dividends. All dividends are subject to certain restrictions under BVI law and the Company’s memorandum and articles of association, namely that:

•        all dividends must be authorized by board resolutions, by which our board of directors may authorize a distribution at any time and in any amount they think fit and set a record date (which may be before or after the date on which the board resolutions are passed) for determining the shareholders to be paid;

•        our board of directors may only authorize payment of a dividend if they are satisfied (on reasonable grounds) that the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due (the “Solvency Test”) immediately paying the dividend;

•        if, after a dividend is authorized (but before it is paid), our board of directors cease to be satisfied (on reasonable grounds) that the Company will be able to satisfy the Solvency Test after the dividend is paid, then such dividend is deemed not to have been authorized;

•        the directors must notify each shareholder of any dividend authorized by them;

•        no interest accrues on any dividend; and

•        if a shareholder fails to claim any dividend for three years after the date on which it was authorized by the directors, the directors may decide by a resolution of directors that the dividend is forfeited for the benefit of the Company.

Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have never declared or paid cash dividends on our shares. We currently do not have any plans to pay cash dividends. Rather, we currently intend to retain all of our available funds and any future earnings to operate and grow our business.

Cash dividends on our shares, if any, will be paid in U.S. dollars.

Subject to the Company’s articles of association, each A Share confers on the holder (i) the right to an equal share in any distribution paid by the Company in accordance with the BVI Companies Act and the articles and (ii) an equal share in the distribution of any surplus assets of the Company on its liquidation.

Subject to the Company’s articles of association, each B Share confers on the holder (i) the right to an equal share in any distribution paid by the Company in accordance with the BVI Companies Act and the articles and (ii) an equal share in the distribution of any surplus assets of the Company on its liquidation.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, short term borrowings and our capitalization as of October 31, 2024 as follows:

•        on an actual basis;

•        on an as adjusted basis to reflect the sale of 2,000,000 A Shares in this offering (without exercise of over-allotment option), at an assumed initial public offering price of $4.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us; and

•        on an as adjusted basis to reflect the sale of 2,300,000 A Shares (with full exercise of over-allotment option) in this offering, at an assumed initial public offering price of $4.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. Total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of October 31, 2024
	Actual	As Adjusted(1)	As Adjusted with Full Exercise of Over- Allotment Option
	US$	US$	US$
Cash and cash equivalents	176,236	7,080,030	8,308,530
Debt
Short term borrowings – guaranteed	2,785,965	2,785,965	2,785,965
Short term borrowings – unguaranteed
Long term borrowings – unguaranteed	2,058,651	2,058,651	2,058,651
Shareholders’ Equity
A Shares, $0.01 par value, unlimited number of A Shares authorized, 7,425,000 A Shares issued and outstanding, 7,575,000 A Shares issued and outstanding on an as adjusted basis, and 7,575,000 A Shares issued and outstanding on an as adjusted basis with full exercise of over-allotment option	75,750	95,750	98,750
B Shares, $0.01 par value, 7,425,000 B Shares authorized, 7,425,000 B Shares issued and outstanding	74,250	74,250	74,250
Additional paid-in capital	1,712,492	8,596,286	9,821,786
Statutory surplus reserves	705,396	705,396	705,396
Retained earnings	5,806,881	5,806,881	5,806,881
Accumulated other comprehensive income	(421,542)	(421,542)	(421,542)
Total equity attributable to MaxsMaking Inc.	7,953,227	14,857,021	16,085,521
Equity attributable to non-controlling interests	312,483	312,483	312,483
Total shareholders’ equity	8,265,710	15,169,504	16,398,004
Total capitalization	13,110,326	20,014,120	21,242,620

____________

(1)      Reflects the sale of A Shares in this offering (excluding any shares that may be sold pursuant to the underwriters’ over-allotment option) at an assumed initial public offering price of $4.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and estimated offering expenses payable by us. The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $6.9 million based on the assumed offering price of $4.50 per share.

DILUTION

If you invest in our A Shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the as adjusted net tangible book value per share after the offering. Dilution results from the fact that the per share offering price is substantially in excess of the book value per share attributable to the existing shareholders. Our net tangible book value attributable to shareholders as of October 31, 2024 was $7,272,071 or approximately $0.48 per share. Net tangible book value per share as of October 31, 2024 represents the amount of total assets less intangible assets, deferred offering cost and total liabilities, divided by the number of ordinary shares outstanding.

We will have 9,575,000 A Shares outstanding upon completion of the offering or 9,875,000 A Shares assuming the full exercise of the underwriters’ over-allotment option in full based on the assumed offering price of $4.50 per share (the midpoint of the price range set forth on the cover page of this prospectus). Our post offering as adjusted net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after October 31, 2024, will be approximately $0.83 per share. This would result in dilution to investors in this offering of approximately $3.67 per share or approximately 81.56% from the assumed offering price of $4.50 per share (the midpoint of the price range set forth on the cover page of this prospectus). Net tangible book value per share would increase to the benefit of present shareholders by $0.35 per share attributable to the purchase of our A Shares by investors in this offering.

The following table sets forth the estimated net tangible book value per share after the offering and the dilution to investors purchasing shares in the offering.

	Offering Without Over- Allotment	Offering With Over- Allotment
Assumed offering price per A share	$4.50	$4.50
Net tangible book value per share as of October 31, 2024	$0.48	$0.48
Increase per share attributable to payments by new investors	$0.35	$0.41
As adjusted net tangible book value per share after the offering	$0.83	$0.99
Dilution per share to new investors	$3.67	$3.61

Assuming the underwriters’ over-allotment option is not exercised, each $1.00 increase (decrease) in the assumed initial public offering price of $4.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the as adjusted amount of total capitalization by $1,820,000, assuming that the number of A Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us.

The following table summarizes, on an as adjusted basis as of October 31, 2024, the differences between existing shareholders and the new investors with respect to the number of A Shares purchased from us, the total consideration paid and the average price per share paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of A Shares does not include A Shares issuable upon the exercise of the underwriters’ over-allotment option. The as adjusted information discussed below is illustrative only.

	A Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	15,000,000	88.23%	$1,449,429	13.87%	$0.10
New investors	2,000,000	11.77%	$9,000,000	86.13%	$4.50
Total	17,000,000	100%	10,449,429	100%

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the BVI for the following benefits:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the BVI. These disadvantages include, but are not limited to, the following:

•        the BVI has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•        BVI companies may not have the standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Currently, substantially all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our officers and directors are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Puglisi & Associates, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Mourant Ozannes, our counsel as to BVI law, and Beijing Dacheng Law Offices, LLP (Fuzhou), our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the BVI and China, respectively, would:

•        recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•        entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Enforcement of Judgments/Enforcement of Civil Liabilities

We have been advised by our BVI legal counsel, Mourant Ozannes, that the courts of the BVI are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the BVI, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, in so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the BVI of judgments obtained in the United States, the courts of the BVI will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the BVI, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a BVI judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the BVI (awards of punitive or multiple damages may well be held to be contrary to public policy). A BVI Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the BVI Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the BVI Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the courts’ discretion. We understand that there isn’t any BVI Court judgment or statute that conclusively resolves these conflicting approaches and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

We have been advised by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between different jurisdictions, and PRC courts will not recognize or enforce these foreign judgments if PRC courts believe the foreign judgments violate the basic principles of PRC laws or national sovereignty, security or public interest after review. However, currently, China does not have treaties or reciprocity arrangement providing for recognition and enforcement of foreign judgments ruled by courts in the United States or the BVI. Thus, it is uncertain whether a PRC court would enforce a judgment ruled by a court in the United States or the BVI.

CORPORATE HISTORY AND STRUCTURE

Corporate History

MaxsMaking is a BVI business company incorporated on August 14, 2023. Structured as a holding company with no material operations, MaxsMaking conducts substantially all of its operations in China through its PRC subsidiaries, primarily Shanghai Alliance, Shanghai Supreme, Zhejiang Alliance, Shanghai Lvzao, Haodingduo Zhejiang, and Zhumadian Haoyi.

We started our business in the customized goods industry in January 2008 through Shanghai Alliance. With the growth of our business and in order to facilitate international capital investment in us, we started a reorganization as described below involving new offshore and onshore entities in the first quarter of 2023 and completed it in February 2024.

On September 4, 2023, MaxsMaking HK was incorporated as a Hong Kong limited company and a wholly-owned subsidiary of MaxKraft Inc., which is a BVI business company incorporated on August 14, 2023 and a wholly-owned subsidiary of MaxsMaking. On November 6, 2023, Ververise Group Limited was incorporated as a Hong Kong limited company, which became a wholly-owned subsidiary of MaxKraft Inc. on February 1, 2024. Each of MaxKraft Inc., MaxsMaking HK, and Ververise Group Limited is a holding company with no business operations. On January 11, 2024, Zhejiang MaxsMaking Technology Co., Ltd. was incorporated as a limited liability company under the laws of China and a wholly foreign-owned subsidiary of MaxsMaking HK. Zhejiang MaxsMaking is also a holding company with no business operations.

In September 2023, Haodingduo Intelligent Industry, a limited liability company formed on July 27, 2023 under the laws of China, acquired an aggregate of RMB10.8 million in equity interest in Shanghai Alliance, a limited liability company formed on January 29, 2007 under the laws of China, from each of Xiaozhong Lin and Xuefen Zhang. In November 2023, Shanghai Alliance reduced its equity interest from RMB 216 million to RMB 10.8 million. Concurrently, Zhejiang Haodingduo Technology Group Co., Ltd., the other shareholder of Shanghai Alliance, holding the remaining equity interest of RMB 205.2 million, ceased to be a shareholder of Shanghai Alliance. As a result, Haodingduo Intelligent Industry became the sole shareholder of Shanghai Alliance.

In December 2023, Ververise Group Limited acquired an aggregate of 1% equity interest of Haodingduo Intelligent Industry by subscribing to its additional capital, becoming a 1% shareholder of Haodingduo Intelligent Industry, with the remaining 99% equity interest held by Zhejiang Haodingduo Intelligent Technology Group Co., Ltd., the existing shareholder. In January 2024, Zhejiang MaxsMaking acquired an aggregate of 99% equity interest of Haodingduo Intelligent Industry from Zhejiang Haodingduo Intelligent Technology Group Co., Ltd., replacing it as a shareholder of Haodingduo Intelligent Industry.

In September 2024, we incorporated MaxsMaking USA INC in California, U.S. as a wholly-owned subsidiary of MaxsMaking Inc.

Corporate Structure

The diagram below shows our corporate structure as of the date of this prospectus:

We are not operating in an industry that prohibits or limits foreign investment. As a result, as advised by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), other than those requisite for a domestic company in China to engage in the businesses similar to ours, we are not required to obtain any permission from Chinese authorities including the CSRC, the CAC or any other governmental agency that is required to approve our operations. However, if such approvals are required and if we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to investigations by competent regulators, fines or penalties, orders to suspend our relevant operations and rectify any non-compliance, and prohibitions from engaging in relevant business or conducting any offering. These risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

As of the date of this prospectus, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. Such licenses and permissions include Business License, Sewage Discharge Registration for Fixed Pollution Sources, Customs Registration Certificate and Customs Recordation certificate. The following table provides details on the licenses and permissions held by our PRC subsidiaries.

Company	License/Permission	Issuing Authority	Validity
Zhejiang MaxsMaking Technology Co., Ltd.	Business License	Changxing County Administration for Market Regulation	Long Term
Zhejiang Haodingduo Intelligent Industry Group Co., Ltd	Business License	Changxing County Administration for Market Regulation	Long Term
Shanghai Alliance Industry Co., Ltd	Business License	Market Supervision Administration of Pilot Free Trade Zone	Long Term
	Customs Registration certificate	Shanghai Customs Xuhui District station	Long Term

Company	License/Permission	Issuing Authority	Validity
Haodingduo (Shanghai) Technology Co., Ltd.	Business License	Shanghai Minhang District Administration for Market Regulation	Long Term
Zhejiang Alliance Arts and Crafts Co., Ltd.	Business License	Yiwu Administration for Market Regulation	Long Term
	Sewage Discharge Registration for Fixed Pollution Sources	Ministry of Ecology and Environment of the People’s Republic of China	January 9, 2023 – January 8, 2028
Shanghai Supreme Technology Co., Ltd.	Business License	Shanghai Minhang District Administration for Market Regulation	Long Term
	Customs Recordation certificate	Xinzhuang Customs	Long Term
Shanghai Lvzao Intelligent Technology Co., Ltd.	Business License	Shanghai Jiading District Administration for Market Regulation	October 11, 2021 – October 10, 2051
Zhumadian City Haoyi Craft Products Co., Ltd.	Business License	Zhumadian Administration for Market Regulation	Long Term
	Sewage Discharge Registration for Fixed Pollution Sources	Ministry of Ecology and Environment of the People’s Republic of China	April 6, 2021 – April 5, 2026
Haodingduo (Zhejiang) Network Technology Co., Ltd.	Business License	Yiwu Administration for Market Regulation	Long Term
Shanghai Haodingduo Brand Management Co., Ltd	Business License	Shanghai Jiading District Administration for Market Regulation	November 19, 2021 – November 18, 2051

As advised by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), except for the overseas listing filing requirements from the CSRC, which we have completed for this offering, neither we nor any of our subsidiaries is currently required to obtain regulatory approval from Chinese authorities before listing in the U.S. under any existing PRC law, regulations or rules, including from the CSRC, CAC, or any other relevant Chinese regulatory agencies that is required to approve our operations in China. However, the PRC government may take actions to exert more oversight and control over offerings by China based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

Haodingduo Intelligent Industry and its subsidiaries contribute to 100% of our consolidated revenue and 100% our consolidated total assets and liabilities for the fiscal years ended October 31, 2024 and 2023, and there was no reconciliation performed between the financial position, cash flows and results of operations of Haodingduo Intelligent Industry and us. For more information, see our consolidated financial statements and related notes from page F-2 to page F-25 that appear in this prospectus.

Our PRC Subsidiaries

Our operations are primarily conducted by our subsidiaries in China. The table below provides information regarding our PRC subsidiaries:

Name	Date of Formation	Principal Business
Zhejiang MaxsMaking	January 11, 2024	Holding company with no operations
Haodingduo Intelligent Industry Group Co., Ltd.	July 27, 2023	Holding company with no operations
Shanghai Alliance Industry Co., Ltd.	January 29, 2007	Export and domestic sales of luggage and other textile products

Name	Date of Formation	Principal Business
Haodingduo (Shanghai) Technology Co., Ltd.	August 10, 2021	No operations
Zhejiang Alliance Arts and Crafts Co., Ltd.	December 27, 2018	Customized production and sales of luggage and other textile products
Shanghai Supreme Technology Co., Ltd.	December 12, 2016	Sales of luggage and other textile products
Shanghai Lvzao Intelligent Technology Co., Ltd.	October 11, 2021	Software development and research
Zhumadian City Haoyi Craft Products Co., Ltd.	March 20, 2020	Customized production and sales of luggage and other textile products
Haodingduo (Zhejiang) Network Technology Co., Ltd.	July 27, 2021	Sales and promotion of luggage and other textile products
Shanghai Haodingduo Brand Management Co., Ltd.	November 19, 2021	No operations

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” See “Cautionary Note Regarding Forward-Looking Statements.” All amounts included herein with respect to the fiscal years ended October 31, 2024 and 2023 are derived from our consolidated financial statements included elsewhere in this prospectus. Our financial statements are prepared in accordance with U.S. GAAP.

Overview

We are a manufacturer of customized consumer goods with a strong focus on advanced technology and innovation. Our group consists of various subsidiaries that specialize in different aspects of our businesses, including digital production, software development, product design and brand management, online sales and international trade.

We commenced our operations through Shanghai Alliance in 2007 under the leadership of our founders, Mr. Xiaozhong Lin and Ms. Xuefen Zhang, and have been operating our two digital production plants in China, located in Yiwu, Zhejiang Province and Zhumadian, Henan Province with an aggregate of 4,192 square meters. Our principal executive offices are located in Shanghai where we focus on software development, design and brand management. We seek to strengthen our market position by fostering our close collaborative relationships with customers, prioritizing the development of brand marketing and improving our small-batch customization capacity.

Key Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors that impact our industry including, among others, economic, political and social conditions in the PRC, raw material costs, and the competitive environment. Unfavorable changes in any of these general factors could adversely affect demand for our products and materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

Our ability to increase small batch customization orders

For a manufacturer specializing in customized goods, the increase in small batch customization orders is an important driver for business growth and profit acquisition. Our sales revenue is directly influenced by customer decisions regarding the adoption of small batch or large batch customization procurement. Therefore, it is critical to not only be able to attract more small batch customization customers but also to maintain flexibility in production plans. Our ability to adapt to fluctuations in order volume and meet unstable demands ensures a responsive approach. Continuous monitoring over market trends and quick adjustments to production plans further enable us to meet customer needs while minimizing inventory backlog or avoiding insufficient production.

Our ability to expand our product offering

In the realm of customized goods manufacturing, the design and development of new products hold profound significance. The visual appeal, color schemes, and styles of newly introduced products play a pivotal role in determining customer preferences and their likelihood to place orders. The quantity and expediency of new product offering also directly impact customer loyalty and the potential for repeat purchases across various product categories. This underscores the importance of a proactive approach to designing and launching new products, enhancing the company’s engagement with customers.

Our ability to effectively manage our supply chain

The efficacy of our supply chain management is paramount to our operations. As a manufacturer specializing in personalized goods, the establishment and maintenance of a reliable supply chain are imperative. We have focused on cultivating stable and trustworthy relationships with our suppliers and engaged in diligent oversight of the raw material supply chain to ensure the punctual receipt of materials. In addition to supplies, we also strive to ensure the timely fulfilment and delivery of our products to customers. Any failure to effectively manage our supply chain may adversely impact our results of operations.

Our ability to manage our operating expenses and control costs

Our results of operations depend in part on our ability to manage our operating expenses, including fulfillment expenses, sales and marketing expenses, general and administrative expenses and research and development expenses. We expect our operating expenses to increase in absolute amounts in the foreseeable future as we keep growing our business and hire more personnel. We will continue our initiatives to optimize our operating expenses. As our business scale grows, we believe we will have more operating leverage on our operating expenses.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the fiscal years ended October 31, 2024 and 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any year are not necessarily indicative of the results that may be expected for any future period.

	For the Fiscal Year Ended October 31,		Change
	2024	2023	Amount	%
Revenue	$21,434,100	$26,260,268	$(4,826,168)	(18.38)%
Cost of sales	(17,463,856)	(22,048,972)	4,585,116	(20.80)%
Gross profit	3,970,244	4,211,296	(241,052)	(5.72)%

Operating expenses
Selling expenses	(606,352)	(490,221)	(116,131)	23.69%
General and administrative expenses	(600,660)	(571,407)	(29,253)	5.12%
Research and development expenses	(559,048)	(740,800)	181,752	(24.53)%
Total operating expenses	(1,766,060)	(1,802,428)	36,368	(2.02)%
Income from operations	2,204,184	2,408,868	(204,684)	(8.50)%

Other Income (Expense)
Interest income	548	1,158	(610)	(52.68)%
Interest expense	(151,335)	(69,572)	(81,763)	117.52%
Other income, net	95,767	87,399	8,368	9.57%
Other expense, net	(16,839)	(140,029)	123,190	(87.97)%
Exchange gain (loss)	17,344	(2,106)	19,450	(923.55)%
Total other expense, net	(54,515)	(123,150)	68,635	(55.73)%
Income before income tax provision	2,149,669	2,285,718	(136,049)	(5.95)%
Provision for income taxes	(269,003)	(307,441)	38,438	(12.50)%
Net income	1,880,666	1,978,277	(97,611)	(4.93)%

Revenue

Our revenue is reported net of all value added taxes (“VAT”). We generate revenue primarily from sales of customized backpacks, shopping bags, aprons, tablecloths, and other consumer goods.

The following table sets forth the breakdown of our revenues by geography for the periods indicated.

	For The Fiscal Year Ended October 31, 2024		For The Fiscal Year Ended October 31, 2023		Change
Country/Region	Sales Amount	As % of Sales	Sales Amount	As % of Sales	Amount	%
Mainland China	$17,285,726	80.65%	$22,768,642	86.70%	$(5,482,916)	(24.08)%
Asia (excluding mainland China)	1,998,048	9.32%	1,235,232	4.70%	762,816	61.75%
North America	276,746	1.29%	618,755	2.36%	(342,009)	(55.27)%
Europe	1,806,989	8.43%	1,415,017	5.39%	391,972	27.70%
Oceania	16,650	0.08%	31,743	0.12%	(15,093)	(47.55)%
South America	30,170	0.14%	165,067	0.63%	(134,897)	(81.72)%
Africa	19,771	0.09%	25,812	0.10%	(6,041)	(23.40)%
Total	$21,434,100	100%	$26,260,268	100%	$(4,826,168)	(18.38)%

Compared with the fiscal year ended October 31, 2023, our revenue decreased by approximately $4.83 million, or 18.38%, for the fiscal year ended October 31, 2024, which was primarily attributable to a decrease in sales in Mainland China approximately $5.48 million, or 24.08% and a decrease in sales in North America approximately $0.34 million, or 55.27%, partially offset by the increase of approximately $0.76 million in sales in Asia (excluding Mainland China) and $0.39 million in sales in Europe. The decrease was primarily attributed to: (1) intensifying competition in Mainland China domestic markets, compelling us to reduce our prices to secure clients and decrease in demand from domestic customers as they have become more sensitive to price due to the slowdown in economic growth; and (2) intensive competition from similar companies based in South Asia selling their products in North American markets.

To stay competitive, we are actively engaging in more commercial promotional campaigns, such as Canton Fair Alibaba, online promotion and other offline exhibitions, and developing products tailored to more diverse customer segments.

Cost of Revenues

Our cost of revenue consists primarily of (i) cost of materials, (ii) sale taxes and additional surcharges, (iii) labor costs, production overhead and (iv) other costs related to the business operation.

Our cost of revenue decreased by approximately 20.80% from approximately $22.05 million for the fiscal year ended October 31, 2023 to approximately $17.46 million for the fiscal year ended October 31, 2024, which was primarily in line with the decrease in revenue.

Gross Profit and Gross Profit Margin

Gross profit represents our revenue less cost of revenue. Our gross profit margin represents our gross profit as a percentage of our revenue. For the fiscal years ended October 31, 2024 and 2023, our gross profit was approximately $3.97 million and approximately $4.21 million, respectively, and our gross profit margin was 18.52% and 16.04%, respectively. The increase in gross profit margin was due to the increase proportion of oversea sales which had higher gross margins than domestic sales.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended October 31, 2024 and 2023.

	For the Fiscal Year Ended October 31,		Change
	2024	2023	Amount	%
Selling expenses	$(606,352)	$(490,221)	$(116,131)	23.69%
General and administrative expenses	(600,660)	(571,407)	(29,253)	5.12%
Research and development expenses	(559,048)	(740,800)	181,752	(24.53)%
Total operating expenses	$(1,766,060)	$(1,802,428)	$36,368	(2.02)%

Selling Expenses

Selling expenses mainly consist of (i) salaries and benefits of sales and marketing staff (ii) traveling costs of sales and marketing staff, (iii) freight and vehicle expenses, and (iv) others, such as office costs and lease payment for sales office.

Our selling expenses increased by $0.12 million, or 23.69%. The increase mainly due to an increase in salary of approximately $0.09 million, driven by commissions for employees acquiring new customers, and an increase in freight expenses, due to higher export volumes, of approximately $0.05 million and partially offset by the decrease in office costs of approximately $0.02 million.

General and Administrative Expenses

General and administrative expenses mainly consist of (i) salaries and benefits for our administrative personnel; (ii) professional fees, which primarily include legal, accounting and consulting fees we paid in connection with this offering; (iii) lease expenses relating to leased properties used for administrative purposes; (iv) utilities for administrative purposes; (v) entertainment expenses are used for business operation; (vi) bad debt and fixed assets depreciation (vii) others, which primarily include freight, traveling, conference expenses, and other miscellaneous expenses for administrative purposes.

Our general and administrative expenses increased by approximately $0.03 million, or 5.12%, primarily attributable to (i) an increase in accounts receivable allowance of approximately $0.04 million; (ii) an increase of consulting fees of approximately $0.03 million paid to its financial reporting consultant; and (iii) an increase in office costs of approximately $0.02 million; partially offset by a decrease in salary of approximately $0.10 million due to a decrease in headcounts in the accounting and human resource departments.

Research and Development Expenses

Research and development expenses mainly comprise cost of materials used for experiment, employee costs and other daily expenses related to research and development activities.

Our research and development expenses decreased by approximately $0.18 million, or 24.53%, which was primarily attributable to a decrease in investment in research and development relating to intelligent manufacturing and digital printing and other production process as the R&D cycle approached its conclusion.

Other Income (Expenses)

Other income (expenses) primarily consists of: (i) government subsidies provided as incentives from the PRC local government to encourage the expansion of local business; (ii) penalties, overdue fee and other operating related losses; (iii) interest income on bank deposits, interest expense on short-term bank borrowings, interest expense on lease liabilities, which is non-cash and calculated as the difference between lease payments and the net present value of the lease payment over the entire term of the lease; and (iv) foreign exchange gains or losses.

Our total other expense decreased by 55.73% primarily due to the payment of a judgment of RMB 950,000 ($136,990) in a contract dispute for the fiscal year ended October 31, 2023. The interest expense increased by approximately $0.08 million in the fiscal year 2024 due to an increase in the principals of short-term bank loans.

Income Tax Expenses

British Virgin Islands (“BVI”)

The Company is incorporated in the BVI Islands. Under the current laws of the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the BVI.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From the year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

PRC

Generally, the Company’s PRC subsidiaries that are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax at a rate of 25% on their worldwide taxable income as determined under PRC tax laws and accounting standards.

In accordance with the implementation rules of Enterprise Income Tax Laws of the PRC (the “EIT Laws”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. The Company’s subsidiaries, Shanghai Supreme, Zhejiang Alliance and Shanghai Lvzao, were each qualified as a HNTE in the year of 2019, 2022 and 2024, respectively. Shanghai Supreme did not obtain the HNTE certificate after its expiration in 2021.

In addition, in accordance with Announcement on Corporate Income Tax Policies for Promoting High-quality Development of Integrated Circuit Industry and Software Industry, promulgated on December 11, 2020 and effective on January 1, 2020, an entity recognized as the “Software Enterprise” will be exempted from corporate income tax for the first two years after making profits and will be subject to corporate income tax at a tax rate of 12.5% (half of the statutory corporate income tax rate of 25%) for the third to fifth years. The Company’s subsidiary, Shanghai Lvzao, was recognized as the “Software Enterprise” from May 30, 2022 to May 29, 2023 and from May 30, 2023 to May 29, 2024, and started making profits from January 2023, and thus was exempted from corporate income tax in the year of 2023 and 2024, and will be subject to corporate income tax at the rate of 12.5% from the year of 2025 to 2027.

Our income tax expense was $269,003 for the fiscal year ended October 31, 2024, a decrease of $38,438, or 12.50%, from $307,441 for the fiscal year ended October 31, 2023 due to our decreased taxable income.

Net Income

As a result of the foregoing, our net income decreased by approximately 4.93%, from approximately $1.98 million for the fiscal ended October 31, 2023 to net income of approximately $1.88 million for the fiscal ended October 31, 2024.

Liquidity and Capital Resources

As of October 31, 2024, we had approximately $0.18 million in cash. Our cash primarily consists of cash in bank and cash on hand. Our principal source of cash came from our operation, capital contributions, bank loans and loans from related parties or third parties. Most of our cash resources were used to pay for the procurement of raw materials, purchase of equipment and property, payroll and operating expenses. Currently, we are working to improve our liquidity and capital sources primarily through cash flows from operation, debt financing, and financial support from our principal shareholders or investors. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. There can be no assurances that we will be able to raise additional capital. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, financial condition, and cash flows would be adversely affected.

Indebtedness.    As of October 31, 2024, we had outstanding short-term bank loans of approximately $2.79 million, composed of $1,235,087 from Ningbo Bank, with fixed interest rates from 3.6% to 4% per annum, $112,281 from Zhejiang Mintai Commercial Bank, with a fixed interest rate of 8.7% per annum, $849,123 from Zhejiang Yiwu Rural Commercial Bank, with a fixed interest rate of 5% per annum, $418,245 from China Merchants Bank, with a fixed interest rate of 3.15% per annum, and $171,228 from China Merchants Bank with a fixed interest rate of 3.25% per annum. We had one long-term bank loan of approximately $1.39 million from Zhejiang Yiwu Rural Commercial Bank, with a fixed interest rate of 3.60% per annum. We also had outstanding loans from third party individuals of approximately $0.66 million, which bore no interest and had no repayment terms. Beside the above loans, we did not have any debts, finance leases or purchase commitments, guarantees or other material contingent liabilities.

Working Capital.    Total working capital as of October 31, 2024 amounted to approximately $9.10 million, compared to approximately $5.95 million as of October 31, 2023.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Fiscal Year Ended October 31,
	2024	2023
Net cash used in operating activities	$(3,038,431)	$(599,947)
Net cash (used in)/provided by investing activities	(18,514)	736,604
Net cash provided by/(used in) financing activities	3,100,060	(328,178)
Effect of exchange rate changes on cash held in foreign currencies	971	3,715
Net increase in cash	44,086	(187,806)
Cash at beginning of the year	132,150	319,956
Cash at end of the year	$176,236	$132,150

Operating Activities

For the fiscal year ended October 31, 2024, our net cash used in operating activities was approximately $3.04 million, which attributable to (i) an increase in prepayments of approximately $4.08 million for stocking inventory of raw materials; and (ii) an increase in deferred IPO costs of approximately $0.91 million for professional fees, which primarily include legal, accounting and consulting fees we paid in connection with this offering; partially offset by (i) net income of approximately $1.88 million and (ii) an increase in accounts payable of approximately $1.09 million remaining payment period.

For the fiscal year ended October 31, 2023, our net cash used in operating activities was approximately $0.6 million, decreased from approximately $2.15 million net cash used in operating activities for the fiscal year ended October 31, 2022, which was primarily attributable to (i) net income of approximately $1.98 million; and (ii) an increase in account receivables of approximately $1.9 million; and (iii) an increase of approximately $1.07 million of due to related party to support daily operation; as mainly offset by (i) a decrease in prepayment and other current assets of approximately $1.4 million; and (ii) a decrease of approximately $4.28 million in accounts payable due to lower raw material purchase.

Investing Activities

For the fiscal year ended October 31, 2024, our net cash used in investing activities was $18,514, which was attributable to purchases of property and equipment.

For the fiscal year ended October 31, 2023, our net cash provided by investing activities was approximately $0.74 million, which was primarily attributable to the collection of loans made to the third parties amounting to approximately $0.81 million partially offset by the purchase of property and equipment of approximately $0.07 million.

Financing Activities

For the fiscal year ended October 31, 2024, our net cash provided by financing activities was approximately $3.10 million, which attributable to (i) proceeds from bank loans of approximately $4.61 million; and (ii) capital contributions of approximately $0.08 million; partially offset by repayments of bank borrowings of approximately $1.81 million.

For the fiscal year ended October 31, 2023, our net cash used in financing activities was approximately $0.33 million, which attributable to the repayment of approximately $1.81 million in bank loans, partially offset by the proceeds received from (i) bank borrowings of approximately $1.41 million; and (ii) third party borrowings of approximately $0.07 million.

Contractual Obligations

The following table sets forth our contractual obligations as of October 31, 2024:

Contractual obligations	Total	Less than 1 year	1 to 2 years	3 to 5 years
Short-term bank loans(1)	$2,785,965	$2,785,965	—	—
Long-term bank loans(2)	1,396,491			1,396,491
Operating lease obligations(3)	47,895	47,895	—	—
Total	$4,230,351	$2,833,860	$—	1,396,491

____________

(1)      As of October 31, 2024, the Company had outstanding loans of approximately $2.79 million (see Note 10 of the consolidated financial statements for details).

(2)      As of October 31, 2024, the Company had long-term bank loans of approximately $1.40 million (see Note 14 of the consolidated financial statements for details).

(3)      As of October 31, 2024, the Company had operating lease commitment of approximately $0.05 million (see Note 8 of the consolidated financial statements for details).

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of October 31, 2024.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk or credit support to or engages in hedging or research and development services with us.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited reporting and accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relate to the lack of sufficiently skilled staff with U.S. GAAP knowledge for the purpose of financial reporting to comply with U.S. GAAP and SEC requirements. The material weakness, if not timely remedied, may lead to material misstatements in our consolidated financial statements in the future.

We have implemented and plan to implement a number of measures to address the material weakness that has been identified in connection with the audits of our consolidated financial statements as of and for the fiscal years ended October 31, 2024 and 2023. We intend to hire additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements. We started and will continue to conduct regular and continuous U.S. GAAP accounting and financial reporting training programs for our financial reporting and accounting personnel. We plan to enhance our established internal audit function and engage an external consulting firm to assist us to assess Sarbanes-Oxley Act compliance requirements and improve our overall internal controls. Furthermore, we will continue to enhance our accounting policies, manuals and closing procedures to improve the quality and accuracy of our period end financial closing process. However, we cannot assure you that all of these measures will be sufficient to remediate our material weakness in time, or at all.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in a timely manner, or at all. See “Risk Factors — Risks Related to Our Business and Industry — We have identified a material weakness in our internal controls over financial reporting related to the lack of sufficiently skilled staff with U.S. GAAP knowledge. If we do not adequately remediate this material weakness, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our A Shares.”

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Holding Company Structure

MaxsMaking is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Substantially all of our revenues and expenses are denominated in RMB. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our A Shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our A Shares. We have not entered into any foreign currency derivative contracts to protect us against volatility of future cash flows caused by the changes in foreign exchange rates.

As of October 31, 2024, we had Renminbi-denominated cash and cash equivalents and restricted cash of RMB 1,255,679.6 (approximately $0.18 million). If Renminbi had appreciated by 10% against the U.S. dollar, we would have had an increase of approximately $0.025 million of cash and cash equivalent and restricted cash. If Renminbi had depreciated by 10% against the U.S. dollar, we would have had a decrease of approximately $0.021 million of cash and cash equivalent and restricted cash.

Credit Risk

All of our cash and cash equivalents and restricted cash are held by major financial institutions located in China, which we believe are of high credit quality. We expect that there is no significant credit risk associated with these assets.

We rely on a limited number of third parties to provide payment processing services to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and online payment platforms which we believe are of high credit quality. As of October 31, 2024 and October 31, 2023, cash held in accounts managed by online payment platforms amounted to RMB 5,730.32 and RMB 2,836.16 ($804 and $395), respectively.

Accounts receivables are unsecured and are derived from revenues earned from our customers in China. Our net accounts receivables were RMB 44.22 million and RMB 45.42 million ($6.21 million and $6.32 million) as of October 31, 2024 and October 31, 2023, respectively. The credit risk with respect to accounts receivable is mitigated by credit control policies we carry out with respect to our customers and our ongoing monitoring process of outstanding balances.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventory write-down, useful lives of property, plant and equipment and intangible assets, valuation allowance of deferred tax assets. We evaluate our estimates on an ongoing basis, including those related to revenue recognition and income taxes. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

The critical accounting policies summarized in this section are discussed in further detail in the notes to our consolidated financial statements appearing elsewhere in this annual report. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

Revenue Recognition

ASC 606, Revenue from Contracts with customers, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that would result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams.

In accordance to ASC 606, the Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company accounts for the revenue generated from sales of its products on a gross basis as the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods, which the Company has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. All of the Company’s contracts have one single performance obligation as the promise is to transfer the individual goods to customers, and there is no separately identifiable other promises in the contracts. The Company offers customer warranty of 30 days for defective products that is beyond contemplated defective rate mutually agreed in contract with customers normally. The Company analyzed historical refund claims for defective products and concluded that they have been immaterial. The Company’s revenue streams are recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at receipt. Revenue is reported net of all value added taxes (“VAT”).

Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time when the control of the products have been transferred to customers for both domestic sales and international sales. The transfer of control is considered complete when products have been accepted and received by customers. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment. In the normal course of business, the Company’s products are sold with no right of return unless the item is defective. As a result, the Company expects returns to be minimal.

Accounts receivables, net

Accounts receivables are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 360 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories, net

Inventories are stated at the lower of cost or market value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

INDUSTRY

Overview of Consumer Goods Industry

According to the Frost & Sullivan Report, the consumer goods industry is expanding due to the increase in disposable income levels globally, including in China, the United States, Japan, and the European Union. From 2017 to 2023, per capita disposable income and total retail sales in these countries increased, with projections for continued growth from 2024 to 2028. Per capita consumer goods expenditure also increased during this period and is expected to continue growing in the future. Chinese consumers are increasingly spending on developmental and enjoyable goods such as transportation, education, and medical services. The influence of Generation Z (those born between the years of 1995 and 2000) on the global consumer market is also expected to grow, with a demand for more innovative and personalized products. The overseas consumer goods market, led by the U.S., is expected to have significant potential for growth.

Source: Frost & Sullivan Report

In recent years, per capita consumer goods expenditure has continued to grow globally. According to the Frost & Sullivan Report, from 2017 to 2023, the per capita consumer goods expenditure in China rose from US$2,713 to US$3,798; the per capita consumer goods expenditure in the U.S. rose from $40,704 to $56,202; the per capita consumer goods expenditure in Japan rose from US$20,511 to US$18,606; and the per capita consumer goods expenditure in the European Union rose from $20,948 to $23,512.

Source: Frost & Sullivan Report

Overview of China’s Customized Consumer Goods Industry

The typical order size for customized consumer goods is usually less than 10,000 pieces. Currently, customized orders fall into three categories: mass customized consumer goods, small-batch customized consumer goods, and individual customized orders. Mass customized consumer goods are tailored to the needs of large enterprises and can be produced on a large scale. Small-batch customized consumer goods, mainly for small and medium enterprises (“SMEs”), have small order sizes and pose challenges when it comes to scaling production. Personal customized orders, on the other hand, are mainly for individual consumers.

According to the Frost & Sullivan Report, most orders in China’s customized consumer goods industry are received from large enterprises. As enterprises focus on building their company culture, China’s customized consumer goods market has been growing rapidly. From 2017 to 2023, the market size of customized consumer goods in China increased from RMB 138.7 billion to RMB 217.3 billion, with a CAGR of 7.8%. This industry is expected to maintain a high growth rate, with the market size projected to increase from RMB 236.2 billion to RMB 343.0 billion between 2024 and 2028, with a CAGR of 9.8%.

Source: Frost & Sullivan Report

China’s Small-batch Customized Consumer Goods Industry

Small-batch customized consumer goods are a type of customized consumer goods that are specifically designed and manufactured for particular individuals or groups, with a small target consumer base resulting in small orders. These goods are highly customized and often have multiple styles with varying requirements within a single order, which is different from mass-produced products. However, due to their high degree of customization, it is difficult to produce them on a large scale, therefore incurring higher production costs. The orders of small-batch customized consumer goods are typically sourced from SMEs, and obtaining the orders overall can be challenging due to their scattered nature.

Compared with traditional orders, small-batch customized goods offer a higher degree of personalization and versatility, making them better suited to meet the diverse needs of consumers. They are more likely to be appreciated and utilized by consumers as a result. Furthermore, small-batch customized consumer goods can be used by enterprises to effectively promote their corporate culture and elevate their brand visibility in the market by customizing products to meet the specific needs of their target audience. This strategy can lead to increased consumer engagement and usage rates. Moreover, the younger generation, who highly values self-expression and individuality, is drawn to personalized products, further driving the demand for small-batch customized goods.

According to the Frost & Sullivan Report, the growth of small-batch customized consumer goods in China in recent years is mainly attributable to the rise of fashion and designer brands driven by personalized demands and SME’s investment in the corporate culture building during the pandemic. The market size of the small-batch customized consumer goods has increased from RMB 6.3 billion in 2017 to RMB 10.0 billion in 2023, with a CAGR of 8.0%. It is expected that the demand for personalized consumer goods will intensify in the future, resulting in more and more consumers opting for small-batch customized consumer goods. It is estimated that from 2024 to 2028, the market size of small-batch customized consumer goods in China will grow from RMB 10.9 billion to RMB 16.1 billion, with a CAGR of 10.2%.

Source: Frost & Sullivan Report

China’s Small-batch Customized Luggage Industry

The luggage industry in China has been witnessing a significant growth with the development of the economy and increase in travel demand. In recent years, SMEs have steadily increased their investment in cultural development and brand promotion, driving rapid growth in the small-batch customized luggage industry.

According to the Frost & Sullivan Report, from 2017 to 2023, the market size of China’s small-batch customized luggage industry grew from RMB 542.9 million to RMB 1,181.7 million, with a CAGR of 13.8%. As the rapid expansion of e-commerce has driven the market’s recovery from the global economic downturn, small-batch customized products are gaining greater popularity due to their flexibility and personalized features, fueling continuous market expansion. With the upgrading of consumption concept, customized products will be more favored by the market, and the existing market will continue to grow. The market will also be driven by the demand for corporate culture construction in large enterprises and SMEs and changing attitudes and preferences of consumers who are increasingly seeking customized products and experiences when making purchasing decisions. The small-batch customized luggage industry in China is expected to witness significant growth in the coming years. It is estimated that from 2024 to 2028, the market size of China’s small-batch customized luggage industry will grow from RMB 1,388.6 million to RMB 2,572.6 million, with a CAGR of 16.7%.

Source: Frost & Sullivan Report

The Drivers of Consumer Goods Industry

Increasing Disposable Income

In recent years, there has been a gradual increase in global per capita disposable income, which has resulted in the continuous optimization and upgrading of household consumption structure. Rising income has led to a growing need for a better quality of life in addition to fulfilling basic living needs. As a result, there has been a significant increase in service-based spending on education, healthcare, wellness, cultural experience, information technology, tourism and other services. This trend is indicative of a medium to long-term trend of consumption structure upgrading.

Further Market Construction Driven by New Policies

The Opinions of the Chinese Communist Party Central Committee and the State Council on Accelerating the Construction of a Unified National Market aim to enhance market infrastructure, improve regulatory systems, promote industrial synergy and complementarity, expand international markets, elevate consumer market quality and scale, provide a better market environment and development opportunities for enterprises, and facilitate sustained and healthy industry development. A well-built large united market and more efficient connection between supply and demand will effectively increase people’s willingness to consume, and take full advantage of the scale effect and agglomeration effect of a strong domestic market. The efficiency of the consumption chain, from research, design and production to distribution and sales will be improved.

Further Development of Internet and Digital Infrastructure

The further development of Internet and mobile Internet infrastructure will promote the digital transformation of the entire consumer goods industry chain. Through in-depth analysis and mining of big data, enterprises can target specific market segments and launch new product models that cater to consumer demand. The widespread availability of information through the Internet enables consumers to access detailed product information and engage in more meaningful interactions with sellers. This alignment of products with consumer needs enhances the likelihood of consumer purchases, which, in turn, fuels the growth of the consumer goods economy.

Development of Big Data

Mature big data analysis and application can help manufacturers form more accurate operational strategies, and comprehensively drive their business growth. Portable devices, the Internet and other technologies make it possible to collect user data in real time. Additionally, big data, cloud computing and artificial intelligence further enable the comparison, analysis and management of massive data. Consumer brands recognize the opportunities brought by big data analysis and application technology, and plan to invest more in researching consumer preferences and user habits in the future, with the hope to drive the growth of consumer goods industry.

The Drivers of Small-batch Customized Consumer Goods Industry

Growing Demand in the E-commerce Industry

In recent years, the e-commerce industry has developed rapidly, leading to increased competition and a wider range of choices for consumers. To maintain competitiveness, e-commerce companies are expanding their product categories and offerings, leading to an increased demand for customized and diverse products within the e-commerce industry. However, due to the typically small scale of e-commerce business, it is often not feasible to maintain large quantities of inventory. As a result, there is a growing demand for small-batch customized consumer goods in the e-commerce industry.

Demand due to Rising Advertising Needs

In the past, the means of acquiring information were relatively limited, and individuals could only obtain a limited amount of external information in a day. Therefore, advertising mainly focused on communication channels, and an effective advertisement could typically cater to the needs of multiple channels. However, with the advent of the Internet and other technologies, an abundance of information is now accessible on a daily basis. Thus, capturing the attention of consumers amidst the sea of complex information has become the essence of advertising. Targeting specific groups of people with distinct advertising campaigns has become imperative, as different groups of people are interested in different types of information. Small-batch customized consumer goods are highly customizable, making them an effective advertising medium that meets the advertising needs of the present age.

Demand due to Corporate Culture Construction

At present, there are many enterprises in China, but most of them have not been developed for a long time and have not established a solid corporate culture. A good corporate culture can enhance employees’ royalty, improve operational efficiency and establish a positive corporate image. One way to promote corporate culture is through the use of corporate culture promotional materials. However, traditional customized consumer goods are poorly tailored to meet employees’ needs, leading to low employee satisfaction and limited effectiveness in establishing a corporate culture. Small-batch customized enterprise culture supplies can better cater to users’ needs, increase employee satisfaction, and accelerate the development of corporate culture. In recent years, small and medium-sized enterprises have recognized the importance of establishing a strong corporate culture, leading to a strong demand for small-batch customized consumer goods.

Increased Awareness of Seeking Personalized Products

With the development of science and technology and the growth of the global economy, people’s standard of living has significantly improved. As a result, consumers now expect not only products that meet the basic needs, but also seek personalized and unique products that reflect their individuality. Small-batch customized consumer goods, due to their high degree of customization, can better fulfill the needs of consumers seeking a personalized and differentiated experience.

Competitive Landscape of China’s Small-batch Customized Luggage Industry

At present, China’s small-batch customized luggage industry is at its early stage of development, with a large number of players in the industry but generating low revenue. The competition is scattered and the top five players in China make up an aggregate market share of 35.5%. Among the top five players, only two, our company (ranked No.1) and Love Freedom Luggage Co., Ltd. (ranked No. 4), specialize exclusively in the production of small-batch customized luggage. The remaining three players primarily focus on large scale original equipment manufacturing (“OEM”) contracts for luggage production, with some involvement in small-batch customization. This results in a fragmented and competitive market.

BUSINESS

Overview

We are a manufacturer of customized consumer goods with a strong focus on advanced technology and innovation. Our group consists of various subsidiaries that specialize in different aspects of our businesses, including digital production, software development, product design and brand management, online sales and international trade. We commenced operations in 2007, with our headquarter located in Shanghai, China, our manufacturing facilities located in Yiwu, Zhejiang province and Zhumadian, Henan province.

Leveraging the advantages of talent and resource integration, industrial chain and internet, we specialize in the manufacturing of customized products, a market with potential in the manufacturing industry. Serving small and medium-sized enterprises and individual e-commerce sellers with their needs for small batch customized products, we currently mainly use cotton cloth, nylon cloth, polyester, recycled polyethylene terephthalate (rPET) and other materials to produce backpacks, shopping bags, aprons, tablecloths and other consumer goods. We serve enterprises, schools, government agencies, non-profit organizations, e-commerce sellers and various groups and organizations to meet their needs for small-batch customized products. We are committed to helping customers build brand image and improve market competitiveness. In the production process, we use sustainable raw materials and production methods to provide customers with high-quality products, and we pay attention to environmental protection and social responsibility in the meantime.

We seek to offer compelling value to our customers through an innovative use of technology, a broad selection of customized products, low pricing and personalized customer service. Through our use of proprietary internet-based management software, proprietary order receiving and processing technologies and advanced computer integrated sales management, we offer our customers a meaningful economic advantage, as well as high quality products and services. Our strategic goal is to become the world’s leading supplier of customized consumer goods and provider of customization services for textile products in the business-to-business (B2B) and consumer-to-manufacturer (C2M) fields.

Our Competitive Strengths

We believe that the following strengths of technology, product, team, region and timing contribute to our growth and differentiate us from our competitors:

Advanced Technological Capabilities

As a company specializing in customization production, our key to success lies in having advanced software and technology to support our business. First, we utilize advanced digital production technology such as computer-aided design, digital cutting, and digital printing to enhance production efficiency and accuracy. We have also independently developed advanced software technologies such as 3D design systems, automated order processing systems, and intelligent production systems that provide a significant advantage in production efficiency, cost reduction, and operational autonomy. Furthermore, we have implemented procurement, sales, and inventory management systems based on enterprise resource planning (ERP) systems that enable refined management.

Early Market Entry Advantage

Small batch customization is an upgrade of traditional manufacturing and is a market with potential for growth. We entered this field in 2007, prior to significant competition and through strategic planning. We have established a leading market position and have become the number one company in the small-batch customized luggage sector in terms of revenue for the years of 2023, 2022 and 2021. Over the years, we have accumulated extensive industry knowhow and experience and established long-term, stable cooperative relations with high-quality suppliers, which has allowed us to secure more favorable pricing and create a foundation for further strengthening and expanding our market position.

Diverse and Quality Product Offerings

We offer a diverse range of customizable textile products, including backpacks, thermal bags, canvas bags, aprons, throw pillows, flags, promotional chair covers and more. Each of our product categories can be tailored according to customers’ specific requirements with customization options such as choices of materials, patterns, and sizes. This enables us to meet the varying needs of our customers and improve our product diversity and market adaptability.

To ensure we deliver high-quality products and services, we prioritize the use of sustainable raw materials and production methods to maintain the quality of our products. We also implement strict quality control measures and process to ensure the quality of our raw materials and finished products which pass a number of standards and certifications, including: the Oeko-Tex Standard 100 by the International Association for Research and Testing in the Field of Textile and Leather Ecology; the Global Organic Textile Standards by International Association Natural Textile Industry (IVN) from Germany, the Soil Association from the United Kingdom, Organic Trade Association (OTA) from the United States and Japan Organic Cotton Association; the Registration, Evaluation, Authorisation, and Restriction of Chemicals (“REACH”) standards by the European Union; and the Safe Drinking Water and Toxic Enforcement Act of 1986 in California (the “Proposition 65”).

Geographical Advantages

We are headquartered in Shanghai, China where we capitalize on the abundant talent pool, access to the capital market and convenient geographical location. The city’s diverse and international pool of talent enables us to innovate continuously and develop new technologies and products. The city’s concentration of capital also provides us with ample financing opportunities for our growth at different stages. Additionally, the presence of global corporations and efficient international and domestic transportation infrastructure further facilitates our access to domestic and overseas markets.

We also have one manufacturing plant located in Yiwu, Zhejiang province, the world’s hub for small commodities. Yiwu’s well-established supply chain and industrial chain enable us to achieve greater production efficiency, resulting in lower costs and a competitive advantage in terms of product delivery time and price.

Experienced Management Team

We have an experienced management team with deep expertise in manufacturing, technology, sales and accounting.

Mr. Xiaozhong Lin, our founder, Chairman and Chief Executive Officer, brings over 17 years of significant experience in the manufacturing industry and is a well-known business veteran with a track record of entrepreneurial success. Ms. Xuefen Zhang, our founder, director, and Chief Operating Officer, has been engaged in management, finance, operation and other related work for 27 years. Ms. Zhang has rich experience in the company’s management, operation and financial management. Some of our senior management members have decades of experience and accomplished achievements in their respective fields. Their rich and complementary knowledge and expertise in the manufacturing industry gives us a competitive edge over our peers.

Our management team has extensive knowledge of the customized goods industry and maintains strong relationships with, and deep understandings of, our customers and their needs. We believe our management team’s experience and long-standing relationships are important to maintaining positive and productive working relationships with our customers. Under the leadership of our management team, we have fostered a corporate culture and passion for empowering businesses and individuals with customized goods and commitments to create value and improve the quality of life for all our customers.

Our Strategies

Our goal is to become the world’s leading supplier of customized consumer goods and provider of customization services for textile products. To achieve this goal, we plan to execute the following strategies:

Improve Our Production Capacity

To meet the growing demand for small-batch customization, we aim to improve production capacity and efficiency. Our plan involves building a new, modern factory spanning over 10,000 square meters, with more than triple the production capacity of our current one. We also plan to introduce advanced automated equipment such as hot-pressing machines, mold machines, automatic cutting machines, numerical control sewing machines, 3D printers, and intelligent quality inspection equipment.

To further boost our production capacity, we plan to upgrade our software and hardware systems while improving our standardized management models. This includes implementing and upgrading an integrated production management software system called the manufacturing execution system (the “MES”), which enhances efficiency and reduces costs by managing production planning, resource allocation, quality control, data collection, and traceability.

Additionally, we plan to acquire technology companies specializing in software or equipment development that will enhance our production efficiency and explore the possibility of acquiring factories with established production capacity for products similar to our products.

Expand Customer Base

While maintaining the existing medium-sized and small businesses customers (“B2B customers”) base, we plan to adopt a new global distribution business model to quickly acquire more B2B customers and build a highly loyal and mutually beneficially customer base. We are also actively exploring new business from individual customers (“B2C customers”) and upgrading product positioning and customized services. We plan to develop an online platform which enables individual customers to personalize their own backpacks, through customizing colors, styles, accessories and more. We may also consider acquiring e-commerce platforms within China that have already achieved success in the B2C personalized customization sector, expanding our customer base and reach.

We plan to expand our customer base by exploring new markets in Africa and South America, promoting personalized goods culture, partnering with other market participants such as design and advertising firms to expand sales channels, and increasing our publicity through social media. Our future plans involve strategically acquiring product design companies located outside of China. This will enable us to produce products that better meet the needs of overseas customers and significantly increase sales in overseas markets.

Focus on High-margin Products

We plan to develop high-profit and high-value-added customized products and services. Customized products require not only excellent quality and functions, but also intangible brand and design. To improve our products, we plan to collaborate with well-known brands and celebrities, innovate our product materials and upgrade our customization options. High-margin products will satisfy the needs of customers, and increase product value, leading to greater profits.

Strengthen Our Research and Development Efforts

Product differentiation, especially the ability to develop and market differentiated specialty products that command higher premiums in a timely manner, has become a key competitive strategy in the customized goods market. To enhance our research and development capabilities, we plan to partner with well-known research centers and corporations to create more advanced methods and software for managing the production of small-batches customized goods. We also plan to build a lab for customized products to conduct practical tests and applications for new equipment, new software, new processes, new technologies, and new innovations. This allows us to test new technologies and master the new technology in the fastest time, and actively establish a cooperative relationship for talents, technology, and equipment, which benefits our sustainable development.

Develop an Online Marketplace

We plan to build an exclusive online marketplace servicing the customized goods industry. To this end, we will leverage our existing experience, software and technology and develop digital tools and services to help enterprises streamline their procurement, order, production, and distribution process, reduce costs and enhance efficiency.

Our Products and Services

Our company offers a range of customizable textile products, including backpacks, thermal bags, canvas bags, aprons, throw pillows, flags, advertising chair covers and more. These products are designed to meet the branding and promotional needs of various businesses, including enterprises, advertising companies, and e-commerce sellers. With our small-batch customization options, clients can create personalized products that reflect their brand, promote team unity, or serve as unique marketing tools. Whether used for corporate branding, team building, or other purposes, our products are a versatile and effective way to enhance brand visibility and reach.

The majority of our business originates from our B2B customers. Our B2B customers include distributors that bring in a substantial volume of orders and promote our products and services through their own sales channels and customer network. Our B2B customers also include small businesses that purchase directly from us often in smaller quantities with a lower repurchase rate.

B2C customer orders account for a relatively small portion of our existing business. Currently, we only offer small-batch customization services and have not yet implemented single-product customization. Our B2C customers have limited demand for our small-batch customization business. Our existing B2C customer base primarily consists of individuals who use our products for personal events such as class reunions, weddings, banquets, and other similar occasions.

We offer two customization options for customers: (i) full customization, where the customer provides detailed specifications for their desired products, and (ii) material or logo customization on our existing designs or products. For full customization, our business personnel will negotiate and finalize the pricing for the products after receiving the customer’s requirements. In the case of existing product customization, customers can select from a product list provided by our sales staff or through our online product selection website (http://www.haodingduo.vip), and our sales staff will then customize according to the customer’s requirements and finalize the order.

Once an order is received, our sales staff will create a detailed order request and transfer it to our factories where the products will be manufactured according to customer specifications.

Upon completion of production, overseas orders will be shipped by sea or air according to the customer’s preference, while domestic B2B orders will be delivered to each customer through express delivery and logistics services. Orders from dealers will be shipped to their designated warehouse.

In general, the process of product customization consists of the following steps:

1.      Production selection:    Customers select products to be customized on our websites or mobile applications and then choose materials, styles and accessories according to their preferences and needs.

2.      Negotiation of price and delivery time:    Customers and our team confirm the product price and delivery time.

3.      Sales contract confirmation:    Customers sign the sales contract.

4.      Advance payments:    Customers make the advance payment after signing the sales contract.

5.      Production arrangement:    Production team starts production arrangements according to the customer’s design and requirements, which may include purchase of raw materials, adjustment of equipment and production process cutting, sewing and printing.

6.      Quality inspection and packaging:    Products undergo inspection and packaging to ensure that quality, design and specifications products meet customer requirements.

7.      Delivery:    Products are shipped and delivered to the customer’s designated address.

8.      Balance payment:    Customers confirm receipt and make the balance payment.

9.      After-sales services:    Company provides after-sales services for quality issues, return or repair.

Research and Development

Technology plays a crucial role in reducing costs and increasing efficiency and profitability in the customized goods industry. Investing in production technology and product research and development is critical to our growth and success. Since our inception, we have placed a high value on research and development and have utilized the talent resources in Shanghai to recruit highly skilled professionals who drive our research efforts. Currently we have included 3D design system related to product design, automated order processing system and intelligent production system related to digital manufacturing, as well as procurement, sales and inventory ERP management system related to refined management to our production. As of the date of this prospectus, as a result of our efforts, we had a total of 18 registered patents and 53 software copyrights. For the fiscal years ended October 31, 2024 and 2023, we invested $559,048 and $740,800, respectively, in research and development and plan to continue increasing our investment in this area as our business expands.

Our commitment to research and development has earned us several accolades for our achievements. We have been recognized as a national high-tech enterprise, a technological enterprise in Zhejiang Province, and earned a certification for being a software enterprise and the registration of our software products, reflecting the ongoing success of our research and development initiatives. Our dedication to innovation and improvement is a key component of our strategy for long-term growth and competitiveness in the industry. In order to further improve our research and development capabilities, we plan to establish strategic partnerships with more large enterprises and cooperate with academic institutions.

We plan to focus research and development efforts on several areas, including but not limited to, improving our automatic design technology to enable quicker design and production of customized products based on customer requirements, implementing data analysis technology to better understand our customers’ needs and purchasing behavior and provide more accurate product recommendations and better services, continuously upgrading our intelligent production technology to achieve more efficient production and reduce costs, integrating virtual reality technology to provide customers with a better vision and feeling of their customized products and improve their purchase experience, and utilizing blockchain technology to ensure the security and confidentiality of customer information and design drawings.

Raw Materials and Suppliers

Our products are manufactured using a variety of textile fabrics as raw materials, including, but not limited to, canvas, cotton, polyester, nylon and leather, which are imported from China. While some of these materials are procured through fabric agents, a significant portion is acquired directly from fabric manufacturers. For materials that are not in high demand, we source through fabric agents to ensure a stable supply chain. To maintain consistency and quality, we maintain a pool of at least three suppliers for similar materials, regularly evaluating their performance and selecting the most suitable supplier for each purchase. Rather than entering into long-term contracts, we buy our raw materials through purchase orders.

We are committed to promoting sustainable development and ensuring that our products meet stringent environmental standards, including the new European Standards and the Proposition 65, by adopting the advanced technologies and environmental practices.

With the increasing attention to environmental issues around the world, we are well aware of our environmental protection responsibilities and obligations. We actively use environmental-friendly materials, optimize production processes, and reduce waste and carbon dioxide emissions. We also work to reduce the waste of resources by reducing the use of packaging materials and increasing the use of recycled materials. We have also conducted a comprehensive sustainability assessment of our production process and formulated a sustainable development plan, including reducing energy consumption, improving product service life, and promoting circular economy.

The new European Standards and the Proposition 65 are important parts of the global environmental protection standards. We comply with the REACH standards formulated by the European Union, which aims to ensure the safe use of chemicals and environmental protection. We have also taken proactive steps to address the requirements of the Proposition 65 to ensure that our products do not contain any potential carcinogens or reproductive toxic substances.

We require each of our suppliers to sign a commitment letter on commitment to environmental protection and acknowledgment of their compliance with the REACH standards formulated by the European Union and the Proposition 65. In addition, we expect our suppliers to meet certain social responsibility requirements. We follow the standards of the Business Social Compliance Initiative (the “BSCI”) and require our suppliers agree to three commitments, “Supplier Safety Production Commitment,” “Supplier Environmental Protection and Social Responsibility Commitment” and “Supplier Integrity Commitment” which aim to ensure that suppliers comply with the regulations that prohibit the use of child labor and forced labor, protect workers’ rights and interests, guarantee safe and healthy working conditions, manage chemicals and waste responsibility, and protect the environment in the production process.

Manufacturing Facilities

We currently operate two manufacturing facilities. One is located in Yiwu, Zhejiang Province, China, primarily focused on manufacturing a wide range of customized bags and daily textile products. This digital factory is equipped with advanced production facilities, including three production lines that can handle every process from cutting to logistics, all controlled by our proprietary MES digital production system. The factory boasts intelligent automatic cutting equipment, computer-controlled sewing machines, and digital printing machines, with all systems connected to the internet for efficient and flexible production to meet customer needs.

The Yiwu factory has offices, research and development rooms, warehouses, commodity display space, and various production workshops within its 1,784 square meters area and has an annual production capacity of one million pieces of textile products, such as bags, aprons, throw pillows, flags, and promotional chair covers.

The Zhumadian factory is situated in the Zhumadian Industrial Center in Henan Province, China, an area known for its abundant manufacturing workforce. This factory has offices, warehouses, and workshops for key production processes, such as cutting, sewing, printing, packaging, and quality inspection. It has a total area of 3,300 square meters and a production capacity of 20 million pieces of bags, apron and other main products per year. The factory has five production lines that use modern infrastructure and various equipment, including CNC lathes, cutting machines, sewing machines, embossing machines, punching machines, and other professional production equipment. The factory also has various testing equipment to ensure that each product meets the quality standards. The workers at both Yiwu and Zhumadian factories are very skilled, with an average production experience of over five years.

Contracted Manufacturing

Our principal offerings consist of customized textile consumer goods, which are primarily manufactured by our in-house facilities and contracted manufacturers. Our contracted manufacturers produce a diverse range of products for us, including bags, aprons, thermal bags, canvas bags, throw pillows, flags, and promotional chair covers. During the fiscal years ended October 31, 2024 and 2023, our contracted manufacturers accounted for approximately 2.68% and 1.06% of our total production, respectively. Our selection process for contracted manufacturers involves careful consideration of several factors, including our specific requirements, the manufacturer’s reputation, quality assurance measures, production capacity, pricing, and services. We conduct annual evaluations to ensure our contracted manufacturers meet our standards and expectations. In the event we terminate our existing contracted manufacturers, we expect that it will be relatively easy and simple to find alternative ones.

Customer Services

Our dedicated sales team is dedicated to managing and maintaining relationships with our B2B customers, while we have a separate customer services team to serve our B2C customers. To ensure a seamless customer experience, we offer a full range of customer services, from pre-sales support to after-sales follow-up.

Our pre-sales services including provision of detailed product information, personal consultation, and multiple customer service channels for customers. During the sales process, our services include order confirmation, tracking, and inquiry support. We provide a clear return and exchange policy and collect customer feedback to improve products and services, with a 24-hour customer service hotline and international customer service mailbox available to assist customers with any complaints or suggestions.

We provide different customer services to our B2B customers and B2C customers. As B2B customers tend to have longer-term relationships with us and are more dependable, we provide them with professional and technical solutions, as well as offline communication and negotiation, which may involve contract reviews, confirmation of demands, project planning, and other related matters. We regularly engage with B2B customers through phone calls, emails, video calls, on-site visits, and product demonstrations. For our B2C customers, we prioritize their experience and needs. Our focus is on providing them with a simplified purchase process and online customer support.

Quality Control

We believe that our advanced production capabilities and our reputation for high quality and reliable products have been important factors in attracting and retaining customers. We have implemented quality inspection and testing procedures at all our facilities. At the same time, we utilize advanced management software as an important tool to improve our quality control system. Our quality control procedures are mainly carried out at three stages:

•        Incoming quality control with respect to raw materials;

•        In-process quality control, which is conducted at a series of control points in the manufacturing process; and

•        Outgoing quality control, which focuses on packaging, delivery and post-delivery services to customers.

We implement strict quality control measures for purchased raw materials to ensure that they meet our high standards. Our quality control procedures include testing samples of large batches for color proofreading, color fastness, fabric tearing, material thickness, raw material composition, and more. We also obtain supplier test reports and perform supplier qualification and rating tests.

Throughout our production process, we perform eight quality control procedures to detect and prevent quality deviations, reduce manufacturing costs, and ensure timely delivery. We inspect materials before processing, check printing effects, conduct inspections during each processing stage, examine semi-finished products, inspect finished products, and perform packaging inspections.

To further ensure our products meet our standards, we carry out ex-factory quality inspections according to the internationally recognized acceptance quality limit 2.5 (AQL2.5) standard. We also randomly select products for third party evaluation of product quality and issuance of product quality testing reports that carry certifications by China National Accreditation Service for Conformity Assessment (CNAS).

Additionally, we provide customers with post-delivery services and maintain a warranty exchange inventory to meet their needs. Our commitment to quality control ensures that our products can meet our high standards and customer expectations.

Sales and Marketing

Our B2B customers are from overseas markets such as the United States, the European Union, Japan, Singapore, and other developed nations, as well as domestic cities in China with thriving e-commerce such as Shanghai, Yiwu, Ningbo, Hangzhou, Guangzhou, and Shenzhen. A significant portion of our customers purchase customized goods for corporate culture development, brand promotion, and team-building purposes, while smaller e-commerce merchants purchase customized goods for the purpose of establishing their brand, resale, and enhancing the value of their products.

Our orders encompass both domestic and overseas orders, which are managed by separate sales teams. Overseas orders are secured through the Alibaba international website platform (https://shalliance.en.alibaba.com) and through active promotion efforts such as emails, phone calls, and visits by our sales staff. Domestic sales personnel acquire B2B customers and distributors through telephone sales, network promotion, and customer referrals.

A substantial proportion of our sales are generated through distribution by distributors. Our existing distributors are primarily trading companies without in-house production and manufacturing capabilities. These distributors possess a considerable and consistent customer base due to their focus on marketing and sales, as well as their proficiency in a variety of marketing techniques and channels. In our relationships with distributors, we offer flexible cooperation models and requirements tailored to each distributor’s individual circumstances. We typically enter into long-term framework purchase agreements with the distributors. Upon receipt of an order request, our distributor and sales representatives will initiate communication via telephone or email to confirm product requirements and pricing, to be followed by a purchase order from the distributor.

Our sales team consists of 18 full-time and part-time salespeople with college and higher degrees in business administration and marketing. They are all fluent in English, have professional sales knowledge, and have a good understanding of our products and customers. They are responsible for maintaining relationships with existing customers, identifying new sales opportunities, and providing excellent customer service. They are also constantly trained and coached to improve their skills and knowledge.

We have a comprehensive and flexible compensation system for our sales team, which includes bonuses, prizes, and travel incentives for achieving clear and measurable sales objectives. Additionally, we provide learning opportunities such as sales skills training, industry knowledge training, and career planning to encourage our sales staff to improve their skills. We also have public commendation awards and organize team-building activities and sharing meetings to create a positive and dynamic working atmosphere and better integrate our sales staff into the team and company.

We promote our products and services through various channels. We participate in trade exhibitions in various regions to showcase our products and services, meet potential customers, and learn about industry trends. We believe physical display and in-person experience and communication can better display our product quality and technology. We attend trade exhibitions, including the China Import and Export Fair, East China Import and Export Fair and Hong Kong Gifts and Gifts Exhibition, on semi-annual basis. We also design and distribute our product and service brochures to potential customers, partners, and at trade exhibitions. In addition, we use promotional displays such as banners, posters, and videos to showcase our products and services in different locations, such as a display in a shopping mall or at a public event to reach out to a wider audience.

We promote our products and services online, including our official website, e-commerce platform, social media and other online channels. We provide detailed information about our products such as specifications, prices, and images, and also offer online customer service to help customers with their inquiries and purchases.

In addition, we have established partnerships with certain brands and companies to jointly promote and sell our products. As a collaboration in marketing and promotion, we provide free or discounted products to these partner companies, and they display our promotional advertisements on their business premises or websites and display our logo or company name on the promoted products.

Seasonality

Our sales have no obvious seasonality, because the products are suitable for different seasons and different purposes, However, there are months when the purchase is relatively concentrated. Every year from March to April and September to October are the two peak seasons for overseas purchases from our customers.

Competition

The competition in the market for small-batch customized goods is driven by technology, not production capacity. Unlike OEM manufacturing, which focuses on producing large quantities of standard products, small-batch customization demands a more personal touch and is heavily reliant on specialized software and equipment. As a result, companies in this market compete with one another based on their proficiency and availability of advanced technology. The internet is also a critical factor in the success of small-batch customization, as it provides a means to reach a wide customer base and makes use of technology a key advantage.

Our principal competitors in China include Xiangxing Group, Guangdong Binhao Technology Co., Ltd, Love Freedom Luggage Co., Ltd., and Korrun Co., Ltd.

We maintain our competitiveness in the market primarily through the following strategies:

•        Specializing in small-batch customized services;

•        Catering to the needs of SMEs;

•        Engaging in direct communication with customers;

•        Leveraging technology advancement to maintain a strong and flexible production capability; and

•        Emphasizing environmental protection and product quality.

We are facing intensifying competition in both domestic and international markets. Our primary strategies to stay competitive include:

•        Engaging in more commercial promotional campaigns; and

•        Developing products tailored to more diverse customer segments.

Intellectual Property

We believe that our intellectual property rights distinguish our offerings and brand and sustain our competitive advantages. We rely on a combination of patents, copyrights, trademarks, domain names, trade names, trade secrets and other proprietary rights in order to protect our intellectual property rights. As of the date of this prospectus, we had 18 registered patents, 62 trademarks in China and eight trademarks in the U.S. We also had 53 software copyrights in China. As of the date of this prospectus, we have registered 22 domain names.

We enter into agreements with our employees and consultants who may have access to our proprietary information upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship are our exclusive property.

Material Contracts

Set forth below is a summary of all material agreements to which we and our subsidiaries are a party and have entered into within the preceding four years from the date of this prospectus, excluding the contracts entered into in the ordinary course of our business.

Line of Credit Agreements with Ningbo Bank

On July 26, 2023, Shanghai Alliance entered into a maximum line of credit agreement with Ningbo Bank, under which Shanghai Alliance may draw down up to RMB 7,000,000 (approximately $0.98 million) by July 26, 2043. The line of credit was pledged by the personal assets of Ms. Xuefen Zhang, our director and Chief Operating Officer, and Mr. Xiaozhong Lin, our Chairman and Chief Executive Officer.

The interest rate for each drawdown is determined by Ningbo Bank at the time of withdrawal. The line of credit was pledged by the personal assets of Ms. Xuefen Zhang, our director and Chief Operating Officer, and Mr. Xiaozhong Lin, our Chairman and Chief Executive Officer. As of the date of this prospectus, an aggregate of RMB 7,000,000 (approximately $0.98 million) has been drawn under the above maximum line of credit agreement, with interest rates ranging from 3.8% to 4.0%.

Loan Agreements with Zhejiang Yiwu Rural Commercial Bank

On December 13, 2023, Zhejiang Alliance entered into one loan agreement with Zhejiang Yiwu Rural Commercial Bank with a loan term of three years. The loan has a principal amount of RMB 9,950,000 (approximately $1.40 million) and bears a fixed interest rate of 3.6% per annum and will mature in December 2026.

On November 25, 2024, Haodingduo Zhejiang entered into one short-term loan agreement with Zhejiang Yiwu Rural Commercial Bank with a loan term of twelve months. The loan has a principal amount of RMB 6,050,000 (approximately $0.85 million) and bears a fixed interest rate of 5% per annum and will mature in November 2025.

Employees

As of October 31, 2024, 2023 and 2022, we had 48, 50, and 56 full-time employees, respectively. We employ part-time staff to assist our sales, finance, and production teams. We hire part-time staff twice a year, from March to June and from July to October, to meet increased demands and ensure timely delivery during peak periods. During the fiscal year ended October 31, 2024, we employed a part-time workforce of an average of approximately 50 staff. All of our employees are based in China.

The following table provides a breakdown of our full-time employees by function as of October 31, 2024.

Functions	Number	Percentage
Sales	9	19%
Finance	8	17%
Production	18	38%
Management	5	10%
Product Design	2	4%
Software R&D	5	10%
Warehouse	1	2%
Total	48	100%

We enter into employment contracts with our full-time employees which contain standard confidentiality provisions. We also enter into separate non-compete agreements with certain employees. In addition to base salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing force.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based employees, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing fund. We are required under PRC laws to make contributions to employee benefit plans for our employees at specified rates.

We have not experienced material labor disputes with our employees in the past. None of our employees are represented by labor unions.

Insurance

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, medical insurance, maternity insurance and housing provident fund for all of our employees. We believe that we maintain a range of insurance coverage in relation to our business that is customary for our industry.

Properties

As of the date of this prospectus, our principal manufacturing sites were located in the PRC. Our principal executive offices are located in No. 1288, Zhennan Road, Putuo District, Shanghai, where we lease premises in an aggregate of approximately 694.93 square meters, with lease term generally ranging from one year to three years. We lease all the facilities that we currently occupy from unaffiliated third parties. The following table sets forth certain information relating to our principal facilities as of the date of this prospectus.

Location	Size (Square Meters)	Term	Primary Use
Room 902, No. 1288, Zhennan Road, Putuo District, Shanghai	322.34	December 20, 2024 to December 19, 2025	Office
Room 903, No. 1288, Zhennan Road, Putuo District, Shanghai	372.59	December 20, 2024 to December 19, 2025	Office
Floor 3, Building 1, Zone B, No. E21-E22, Xinke Road, Choujiang Street, Yiwu City, Zhejiang Province	886.79	January 1, 2025 to December 31, 2025	Factory & Office
Plant No. 3, Southeast area of the intersection of Ruhe Avenue and Yicheng Avenue, Zhumadian City, Henan Province	3,300	June 20, 2021 to June 19, 2026	Factory & Office

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including labor disputes, customer complaints in relation to our refund policy and other dissatisfactions, administrative penalties in relation to our advertisements, and trademark and copyright disputes with third parties. As of the date of this prospectus, we are not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, results of operations or financial condition.

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Related to Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in December 2023, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law (the “Implementing Rules”), to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three major previous laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries. The negative list will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain requirements, which include, but not limited to, the special requirements on the shareholding and requirements regarding senior management personnel. Certain government departments will formulate a catalogue that lists the specific industries, fields and regions in which foreign investments are encouraged. This list is formulated according to national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version), promulgated by the National Development and Reform Commission and the MOFCOM, on September 6, 2024 and took effect on November 1, 2024, and the Encouraged Industry Catalogue for Foreign Investment (2022 version), promulgated by the National Development and Reform Commission and the MOFCOM on October 26, 2022 and took effect on January 1, 2023. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. The handicraft processing and sales industry is not on the Negative List and therefore we are not subject to any restriction or limitation on foreign ownership.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with the laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations. The competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, and in its review of their licensing applications.

However, the relevant competent government departments shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the negative list without satisfying the relevant requirements. In the event that a foreign investor invests in a prohibited field or industry as specified in the negative list, the relevant competent government department shall order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status prior to the occurrence of the aforesaid investment, and the illegal gains, if any, shall be confiscated. If the investment activities of a foreign investor violate the special administration measures for access restrictions on foreign investments as stipulated in the negative list, the relevant competent government department shall order the investor to make corrections within the specified time limit and take necessary measures to meet the relevant requirements. If the foreign investor fails to make corrections within the specified time limit, the aforesaid provisions regarding the circumstance that a foreign investor invests in the prohibited field or industry shall apply.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, the MOFCOM shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting reports including initial reports, change reports, deregistration reports and annual reports.

Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the previous laws regulating foreign investment prior to the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law. The Implementing Rules further clarify that such foreign-invested enterprises established prior to the implementation of the Foreign Investment Law may either adjust their organizational forms or organizational structures pursuant to the Company Law or the Partnership Law, or maintain their current structure and corporate governance within five years upon the implementation of the Foreign Investment Law. Since January 1, 2025, if a foreign-invested enterprise fails to adjust its organizational form or organizational structure in accordance with the laws and go through the applicable registrations for changes, the relevant administration for market regulation shall not handle other registrations for such foreign-invested enterprise and shall publicize the relevant circumstances. However, after the organizational forms or organizational structures of a foreign-invested enterprise have been adjusted, the original parties to the Sino-foreign equity or cooperative joint ventures may continue to process such matters as the equity interest transfer, the distribution of income or surplus assets as agreed by the parties in the relevant contracts.

In addition, the Foreign Investment Law and the Implementing Rules also specify other protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors (except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner) and the expropriation or requisition of the investment of foreign investors is prohibited along with mandatory technology transfers.

Zhejiang MaxsMaking, our wholly foreign owned subsidiary, as a foreign invested entity, and MaxsMaking HK, as a foreign investor, are required to comply with the information reporting requirements under the Foreign Investment Law the Implementing Rules and the Information Reporting Measures for Foreign Investment and are in full compliance.

Regulations on Dividend Distributions

The principal laws, rule and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both PRC domestic companies and foreign-invested companies, and the Foreign Investment Law and its implementing rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to Import and Export of Goods

Pursuant to the Regulations of the PRC on the Administration of Import and Export of Goods promulgated by the State Council on December 10, 2001, which came into effect on January 1, 2002 and most recently amended on March 10, 2024, the import and export of goods are generally allowed by the PRC government, but the prohibitions or restrictions explicitly stipulated in the laws or administrative regulations shall still be complied with during the conduct of import and export of goods by individuals or entities. Pursuant to the Foreign Trade Law of the PRC which was promulgated by the SCNPC on May 12, 1994 and most recently amended with immediate effect on December 30, 2022, and Measures for the Archival Filing and Registration of Foreign Trade Business Operators which was promulgated by the MOFCOM on June 25, 2004 and last revised on May 10, 2021, the PRC adopted a filing and registration system for foreign trade operators engaged in imports and exports of goods, implemented by the Ministry of Commerce or its entrusted agencies. Foreign trade operators that have not filed for registration in accordance with the provisions will be declined by customs to carry out the customs clearance and inspection procedures for import and export of goods.

Pursuant to the Customs Law of the PRC promulgated by SCNPC on January 22, 1987 and most recently amended on April 29, 2021 and effective same day, along with some other related regulations, the declaration of import and export goods may be made by consignees and consignors themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with customs. The consignees and consignors for import or export goods and the customs brokers that engaged in customs declaration shall register with customs in accordance with the law. Principal regulations on the inspection of import and export commodities are set forth in the Law of the PRC on Import and Export Commodity Inspection promulgated by SCNPC on February 21, 1989 and most recently amended by Decision of the SCNPC on April 29, 2021 and became effective thereof along with its implementation rules. According to the aforesaid relevant laws and regulations, the import and export commodities that are subject to compulsory inspection listed in the catalogue compiled by the State administration shall be inspected by the commodity inspection authorities, and the import and export commodities that are not subject to statutory inspection shall be subject to random inspection. Consignees and consignors themselves or its entrusted agent may apply for inspection to the commodity inspection authorities.

Regulation Related to Product Liability

Manufacturers and vendors of defective products in the PRC may incur liability for losses and injuries caused by such products. Under the Civil Code of the PRC, which became effective on January 1, 2021, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability.

The principal legal provisions governing product liability are set out in the Product Quality Law of the PRC, which was amended on and became effective on December 29, 2018. The Product Quality Law is applicable to all activities of production and sale of any product within the territory of the PRC, and the producers and sellers shall be liable for product quality in accordance with the Product Quality Law.

Regulations Relating to Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China (the “Copyright Law”), effective on June 1, 1991 and amended on October 27, 2001, February 26, 2010 and November 11, 2020. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

Under the Regulations on the Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it is further provided that an Internet information service provider may be held liable under various situations, including that if it knows or should reasonably have known a copyright infringement through the Internet and the service provider fails to take measures to remove or block or disconnect links to the relevant content, or, although not aware of the infringement, the Internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of such infringement.

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, the Trademark Office of the SAMR is responsible for the registration and administration of trademarks in China. The SAMR under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the People’s Republic of China, which specified the requirements of applying for trademark registration and renewal.

Patent

According to the Patent Law of the People’s Republic of China (the “Patent Law”), promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020, and the Implementation Rules of the Patent Law of the People’s Republic of China (the “Implementation Rules of the Patent Law”), promulgated by the State Council on June 15, 2001 and last revised on December 11, 2023, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models” and “designs”. Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the first person who files the application. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

On August 24, 2017, the Ministry of Industry and Information Technology (“MIIT”) promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which became effective on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of China Internet Network Information Center, or the CNNIC, which is responsible for the daily administration of CN domain names and PRC domain names. Pursuant to the Domain Name Measures, the registration of domain names adopts the “first-to-file” principle and the registrant shall complete the registration via the domain name registration service institutions. The Domain Name Measures regulate the registration of domain names, such as China’s top-level domain name “.CN.” The CNNIC issued the National Top-level Domain Name Dispute Resolution on June 18, 2019, pursuant to which, in the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to initiate the domain name dispute resolution procedure, and file a suit to the People’s Court, or initiate an arbitration procedure.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Administrative Regulations on Foreign Exchange of the People’s Republic of China, which was promulgated by the State Council on January 29, 1996, which took effect on April 1, 1996 and was subsequently amended on January 14, 1997 and August 5, 2008 and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment which was promulgated by the PBOC, on June 20, 1996 and took effect on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items such as the repayment of foreign currency-denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC. FIEs are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC.

On March 30, 2015, SAFE promulgated the SAFE Circular 19, which took effect on June 1, 2015. According to SAFE Circular 19, the foreign currency capital contribution to an FIE in its capital account may be converted into RMB on a discretional basis.

On June 9, 2016, the SAFE promulgated the SAFE Circular 16 which unifies the discretional foreign exchange settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account which has been confirmed by the relevant policies subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties in accordance with the Administrative Regulations on Foreign Exchange of the People’s Republic of China and relevant provisions.

In addition, the SAFE promulgated the SAFE Circular 28 (2019) which provides that non-investment foreign-invested enterprises may use capital to make equity investment in the PRC in accordance with laws on the premise that the investment is not in violation of the applicable Negative List and the projects invested are true and in compliance with relevant laws and regulations.

The Circular of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business (the “SAFE Circular 8”), which was issued by the SAFE and became effective on April 10, 2020, provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income in the capital account, such as capital funds, foreign debts proceeds, and proceeds from overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

On December 4, 2023, the SAFE issued the SAFE Circular 28 (2023) which revised some provisons in the SAFE Circular 16 and SAFE Circular 28(2019). According to the SAFE Circular 16 and SAFE Circular 28 (2023), the use of foreign exchange incomes of capital accounts by FIEs shall follow the principles of authenticity and self-use within the business scope of the enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) unless otherwise specified, directly or indirectly used for securities investment or other investment and wealth management (except for wealth management products and structured deposits with risk rating results of not higher than Grade II); (iii) used for granting loans to non-affiliated enterprises, unless otherwise permitted by its business scope; and (iv) used for the purchase of residential real estate that is not for self-use (except for enterprises engaging in real estate development and leasing operation).

The SAFE Circular 28(2023) expands the policies for facilitating capital accounts. Qualified small and medium-sized high-tech enterprises and enterprises that specialize in niche sectors (the “Qualified Technology-based Enterprises”) command a high market share and have strong innovative capacity and core technologies. Qualified Technology-based Enterprises within the jurisdictions of Tianjin, Shanghai, Jiangsu, Shandong (including Qingdao), Hubei, Guangdong (including Shenzhen), Sichuan, Shanxi, Beijing, Chongqing, Zhejiang (including Ningbo),

Anhui, Hunan and Hainan provinces (centrally-administered municipalities) may independently borrow foreign debts within the limit of the equivalent of US $10 million. Qualified Technology-based Enterprises within the jurisdictions of other regions may independently borrow foreign debts within the limit of the equivalent of US $5 million. Enterprises applying to participate in facilitation business should submit relevant materials to the local counterpart of the SAFE when handling the registration of foreign debt contracts. SAFE Circular 28 (2023) also facilitates the payment and use of funds raised from overseas listing of foreign direct investment. The asset realization account under the capital account shall be adjusted to the settlement account under the capital account. Foreign exchange funds raised from overseas listing of a domestic enterprise may be directly remitted to the settlement account under the capital account. Funds in the settlement account under the capital account may be settled and used on its own. Enterprises engaged in facilitation business are no longer subject to the full-scope cross-border financing macro-prudential or “investment-to-registered capital gap” management regulations. The outstanding balance of external debt that has been borrowed but not yet repaid by the enterprise prior to engaging in facilitated business will occupy the facilitated business quota.

Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents on May 10, 2013, which took effect on May 13, 2013 and which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

SAFE promulgated SAFE Circular 37 on July 4, 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and term of operation), capital increase or capital reduction, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles.

SAFE further enacted SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfil the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control (the “SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Private Lending

The transfer of funds among companies are subject to the Provisions on Private Lending Cases, which was issued by the Supreme People’s Court of the People’s Republic of China on August 25, 2015 and amended on August 19, 2020 and December 29, 2020, to regulate the private lending activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases do not apply to the disputes arising from relevant financial services such as loan disbursement by financial institutions and their branches established upon approval by the financial regulatory authorities to engage in lending business.

The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is violations of public orders or good morals; or (vi) the lending is in violations of mandatory provisions of laws or administrative regulations.

In addition, the Provisions on Private Lending Cases set forth that the People’s Court shall support the interest rates not exceeding four times of the market interest rate quoted for one-year loan at the time the private lending contracts were entered into.

Regulations Relating to Environment Protection

Environmental Impact Assessment

According to the Environmental Protection Law of the People’s Republic of China (2014 Revision) promulgated by the Standing Committee of the National People’s Congress in 1989 and subsequently amended in 2014, the construction of any project with environmental influence shall be subject to environmental impact assessment in accordance with the laws, and construction projects that have not gone through the environmental impact assessment according to the laws shall not commence construction. The Law of the People’s Republic of China on Environment Impact Assessment, as promulgated by the Standing Committee of the National People’s Congress in 2002 and subsequently amended in 2016 and 2018) further stipulates that the state shall carry out classified management on environmental impact assessment of construction projects on basis of the degree of their environmental impact. The constructor shall prepare environmental impact assessment documents (which, on basis of different environmental impact degrees of the project, can be classified into environmental impact report, environmental impact reporting form and environmental impact registration form) and submit the same to the competent environmental-protection administrative authority for approval in accordance with the relevant provisions of the State Council.

According to the Category-based Administration Directory for the Environmental Impact Assessment of Construction Projects (Edition 2021) issued by the Ministry of Ecology and Environment on November 30, 2020 and implemented on January 1, 2021, only the production of the textile industry involving a specific process or technique requires an environmental impact report or environmental impact reporting form. Also, the production process of the textile industry does not require an environmental impact registration form. The Company believes that the production processes of Zhumadian Haoyi and Zhejiang Alliance, which include textile cutting, sewing, screen printing, and packaging, do not involve the process or techniques that fall under the categories requiring an environmental impact report, environmental impact reporting form, or environmental impact registration form. Therefore, Zhumadian Haoyi and Zhejiang Alliance are not subject to the environmental impact assessment requirement and not required to prepare or submit any of the environmental impact report, environmental impact reporting form or environmental impact registration form for its production plants.

Pollutant Discharge

According to the Administration Measures for Pollutant Discharge Permit promulgated by the Ministry of Ecology and Environment on April 1, 2024 with effect on July 1, 2024, and the Categorized Management Catalog of Pollutant Discharge Permits for Stationary Sources of Pollution (2019 Edition) issued by the Ministry of Ecology and Environment, effective on December 20, 2019, the state implements key management, simplified management and registration-based management of pollutant discharge permits according to factors such as the quantity of pollutants generated, the volume of emissions, and the degree of impact on the environment of the pollutants.

For entities involved in the textile industry engaged in processes such as pre-treatment, dyeing, printing, wool washing, hemp degumming, silk reeling, or water-jet weaving, or those with general processes requiring key management, they are subject to key management. Entities engaged only in finishing processes or those with general processes requiring simplified management fall under the simplified management category. Other production processes are subject to registration-based management. Entities discharging pollutant that fall under the registration-based management are not required to apply for a pollutant discharge permit, but shall complete a pollutant discharge registration form on the national pollutant discharge permit information management platform. This registration form includes details such as basic entity information, locations of pollutant discharge, implemented pollutant discharge standards, and pollution prevention and control measures.

The Company believes that Zhumadian Haoyi and Zhejiang Alliance are not engaged in any of the above-mentioned process that requires key management or simplified management. As a result, their production plants are subject to the registration-based management according to the standards under the Categorized Management Catalog of Pollutant Discharge Permits for Stationary Sources of Pollution (2019 Edition). Accordingly, Zhumadian Haoyi and Zhejiang Alliance are not required to obtain a pollutant discharge permit and only have to file a pollutant discharge registration form. As of the date of this prospectus, Zhumadian Haoyi and Zhejiang Alliance have completed the required pollutant discharge registration form in accordance with the aforementioned regulations.

Regulations Relating to Taxation

Income Tax

According to the PRC Enterprise Income Tax Law, which was promulgated on March 16, 2007, took effect on January 1, 2008 and amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered as a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the People’s Republic of China (the “Implementing Rules of the PRC Enterprise Income Tax Law”), defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

On February 3, 2015, the SAT issued the SAT Circular 7. The SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or the SAT Circular 698, issued by SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by SAT on March 28, 2011 and clarifies certain provisions in the SAT Circular 698. The SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in PRC, immovable property in the PRC, equity investments in PRC resident enterprises) (the “PRC Taxable Assets”). For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the SAT Circular 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. The SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under the SAT Circular 7 will not be subject to PRC tax under the SAT Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, SAT issued the SAT Circular 37, which took effect on December 1, 2017 and was amended on June 15, 2018. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits etc. of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under the SAT Circular 7 and the Law of the People’s Republic of China on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and newly amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity shall declare and pay tax to the relevant tax authorities within seven days from the occurrence of tax payment obligation. Where the withholding agent does not make the withholding, and the transferor of the equity does not pay the tax payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with the SAT Circular 7.

Withholding Tax on Dividend Distribution

The PRC Enterprise Income Tax Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the PRC Enterprise Income Tax Law which reduced the rate from 20% to 10%, took effect from January 1, 2008. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, for example, pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income (the “Double Tax Avoidance Arrangement”), and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.

Based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or an arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the State Administration of Taxation on Issues Concerning “Beneficial Owners” in Tax Treaties, which was promulgated on February 3, 2018 and came into effect on April 1, 2018. If the company’s activities do not constitute substantive business activities, it will be analyzed according to the actual situation of the specific case, which may not be conducive to the determination of its “beneficiary owner” capacity, and thus may not benefit from the concessions under the Double Tax Avoidance Arrangement.

Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the State Council on December 13, 1993 and amended on November 10, 2008, February 6, 2016 and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the MOF on December 25, 1993 and amended on December 15, 2008 and October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or import of goods within the territory of the PRC shall pay value-added tax (the “VAT”). Unless provided otherwise, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates (the “Circular 32”), according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 took effect on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

Since January 1, 2012, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax(the “VAT Pilot Plan”), which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively Promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016, took effect on May 1, 2016 and amended on July 11, 2017, sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, MOF, SAT and the General Administration of Customs (the “GAC”) jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which took effect on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Regulations Relating to Employment

The Labor Contract Law of the People’s Republic of China (the “Labor Contract Law”), and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Provisional Regulations For The Collection And Payment Of Social Insurance Premiums, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and relevant management in charge or other directly responsible personnel may be fined from RMB1,000 to RMB10,000 for the non-compliance. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; if the enterprise fails to rectify the non-compliance with the stipulated deadline, it be may be subject to a fine ranging from RMB10,000 or RMB50,000 and an application may be made to a local court for compulsory enforcement. As of the date of this prospectus, our PRC subsidiaries provide social security insurance including pension, medical insurance (including maternity insurance), unemployment insurance and on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for our employees. However, we did not make adequate contributions to such social security insurance plans. As such, our PRC subsidiaries may be subject to late fees and fines in relation to the underpaid employee benefits which may adversely affect our business, operating results and cash flows.

As of the date of this prospectus, we have not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations. See “Risk Factors — Risks Related to Our Business and Industry — Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries, if any, as required by PRC regulations may subject us to penalties.”

Regulations Relating to Ownership of Companies Limited by Shares

Pursuant to the Company Law of the PRC, directors, supervisors and senior management members of a company limited by shares are required to report their shareholding in the company and changes in such shareholding to the company; and shall not transfer more than 25% of their shareholding in the company during their term of service or transfer their shares within one year from the date on which the shares of the company are listed on a stock exchange. The directors, supervisors and senior management members are also prohibited from transferring their shares of the company within half a year after termination of their services.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the M&A Rules, which took effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. Although (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the M&A Rules; and (ii) currently our PRC subsidiary, Zhejiang MaxsMaking, was a then existing foreign-invested entity and not a PRC domestic company as defined under the M&A Rules; the interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining such CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and which took effect 30 days thereafter, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM on August 25, 2011 and which took effect on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

On July 6, 2021, the State Council and General Office of the CPC Central Committee issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. See “Risk Factors — Risks Relating to Doing Business in China — Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay this offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our A Shares, and could also create uncertainties for this offering and affect our ability to offer or continue to offer securities to investors outside China.”

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which will come into effect on March 31, 2023. The Trial Measures will apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, or PRC domestic companies, directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies, or indirect offerings. An equity or equity linked securities offering by an overseas company will be deemed an indirect offering if (i) more than 50% of such overseas company’s consolidated revenues, profit, total assets or net assets that are derived from its audited consolidated financial statements for the most recently completed fiscal year are attributable to PRC domestic companies, and (ii) any of the following three circumstances applies: key components of its operations are carried out in the PRC; its principal places of business are located in the PRC; or the majority of the senior management members in charge of operation and management are PRC citizens or residents. The determination will be made on the basis of “substance over form.” The Trial Measures requires (1) the filings of the overseas offering and listing plan by the PRC domestic companies with the CSRC within three business days after the relevant application is submitted overseas regulatory authorities or stock exchanges, and (2) the filing of their underwriters with the CSRC within ten business days after signing its first engagement agreement for such business and the submission of an annual report on its business activities in previous year associated with the overseas securities offering and listing by PRC domestic companies to the CSRC no later than January 31 of each year.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Overseas Filing, which, among others, clarifies that: (i) on or prior to the effective date of the Trial Measures, the PRC domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and should complete the filing before the completion of their overseas offering and listing; (ii) a six-month transition period will be granted to PRC domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of registration in the market of the United States), but have not completed the indirect overseas listing; and follow-on offerings of such companies will need to comply with the Trial Measures.

MANAGEMENT

Directors, Director Nominees and Executive Officers

The following table sets forth information regarding our executive officers, directors and director nominees as of the date of this prospectus. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at Room 903, Building 2, Kangjian Business Plaza, No. 1288 Zhennan Road, Putuo District, Shanghai, China, 200331.

Name	Age	Position with our Company
Xiaozhong Lin(1)	48	Chairman of the Board of Directors and Chief Executive Officer
Xuefen Zhang(1)	49	Director and Chief Operating Officer
Jianbin Chen	55	Chief Financial Officer
Yeeli Hua Zheng(2)	54	Director Nominee
Jinqiu Tang(3)	42	Director Nominee
Wei Li(2)	40	Director Nominee

____________

(1)      Class III director upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, whose term will expire at our next third succeeding annual meeting of shareholders following this offering.

(2)      Class II director upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, whose term will expire at our next second succeeding annual meeting of shareholders following this offering.

(3)      Class I director upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, whose term will expire at our next succeeding annual meeting of shareholders following this offering.

Xiaozhong Lin has served as our director and Chief Executive Officer since August 2023 and Chief Executive Officer since June 2023. Mr. Lin founded Haodingduo Intelligent Industry in July 2023 and has served as its manager since then. Before that, Mr. Lin co-founded Shanghai Alliance with Ms. Xuefen Zhang in January 2007. He also founded Shanghai Supreme in December 2016, and Zhejiang Alliance Arts and Crafts Co., Ltd. in December 2018. He has since served as executive director and general manager of these three companies since then. With over 17 years of experience in business operation and management, Mr. Lin has a deep understanding and practical ability in technological manufacturing and Internet sales operations. Mr. Lin earned his bachelor’s degree in business administration from Xi’an Jiaotong University in 2020.

Xuefen Zhang has served as our director and Chief Operating Officer since August 2023. In January 2007, she co-founded Shanghai Alliance. with Mr. Xiaozhong Lin and has served as the finance director of the company since then. Previously, she served as the financial manager of Zhejiang Jingning Huali Co., Ltd., a company engaged in agricultural and sideline food processing business, from May 1997 to July 2006, where she was responsible for finance and sales matters of the company. Ms. Zhang has gained extensive experience in company management, finance, and operations during her 27-year career, which began in 1997. She has extensive experience in managing our company, overseeing our operations, and handling financial matters. In 2020, Ms. Zhang earned her bachelor’s degree in accounting from Xi’an Jiaotong University.

Jianbin Chen has served as our Chief Financial Officer since August 2023. Mr. Chen has been the Chief Financial Officer of Shanghai Alliance since October 2021. From May 2016 to September 2021, Mr. Chen served as the financial director of Shanghai Only Vision Enterprise Development Co., Ltd, a company engaged in tourism photography service, where he was responsible for coordinating its general financial affairs as well as its IPO process. From April 2008 to April 2016, Mr. Chen served as the financial management manager of the headquarters of Shanghai Century Lianhua Supermarket Development Co., Ltd., a company engaged in supermarket business, where he was responsible for financial internal control management and basic management of store finance. From July 2003 to March 2008, Mr. Chen served as the financial manager of Shanghai Cenet Networking Technology Co., Ltd., a company engaged in network information technology, where he was fully responsible for the company’s financial matters. With over 30 years of experience working in the financial sector since 1989, Mr. Chen has extensive experience and expertise in financial management and operations. Mr. Chen graduated from Hebei GEO University with a bachelor’s degree in accounting in 1989.

Yeeli Hua Zheng will serve as our director upon effectiveness of our registration statement on Form F-1, of which this prospectus is a part. In January 2020, Ms. Zheng co-founded Digital Talk, a fintech start-up company that engages in AI powered investment product development and fundamental + quant hybrid hedge fund management. She has been the Chief Strategy Officer of Digital Talk since May 2020. From June 2009 through January 2019,

Ms. Zheng served as the China Chief Representative of Nasdaq, Inc., where she independently developed vision and mapped out business development strategies, and effectively executed business plans to advance Nasdaq’s business and status in China. Prior to joining Nasdaq, Ms. Zheng served as an Executive Director of Asia Pacific of the New York Stock Exchange for five years from December 2004 to April 2009. During her 15-year career as an executive with both NYSE and Nasdaq, Ms. Zheng played a key role in helping more than 300 Chinese firms go public and raise capital in the U.S. market, and accumulated rich experience in that regard. Before joining NYSE and Nasdaq, from January 2003 to June 2004, Ms. Zheng was an advisor on China economy and business at the Executive Office of Kofi Anan, then Secretary General of the United Nations, where she worked on a project which aimed to advocate and implement social and environmental responsibility. Ms. Zheng started her career in September 2002 as a TV reporter for Phoenix TV, a Hong Kong-based leading Chinese TV network, where she conducted interviews with global leaders in government and business. Ms. Zheng has a focus on international economies and graduated from Harvard University’s Kennedy School of Government with a Master of Public Administration in 2001.

Jinqiu Tang will serve as our director upon effectiveness of our registration statement on Form F-1, of which this prospectus is a part. He has served as the Co-Chief Financial Officer of Fresh2 Group Limited (“Fresh2”)(formerly AnPac Bio-Medical Science Co., Ltd.) (Nasdaq: FRES), a biotechnology company focused on early cancer screening and detection and entering into the operation of a business-to-business e-commerce food platform focused on the sale of Asian sourced food products, since October 3, 2022, where he is responsible for the company’s overall financial budget management and internal control, and expanding and maintaining the relationship between the company and the capital market. Before that, he served as the Chief Financial Officer of Fresh2 from June 2020 to October 3, 2022, and as corporate controller of Fresh2 from October 2019 to May 2020. He also served as Global Internal Auditor (SOX) at Natuzzi S.p.A (Italy), a company engaged in designing, manufacturing, and selling furniture, from February 2016 to September 2019, where he was responsible for the annual Sarbanes-Oxley Act of 2002 (“SOX”) testing on sales, payroll, treasury, inventory, and finance. From October 2019 to May 2020, he served as Corporate Controller of Fresh2, where he reported to the Chief Financial Officer and developed financial systems, standardized accounting processes, managed annual budgets, and conducted regular financial analysis. He was Deputy Regional Manager of Shanghai RongShen CPAs. (branch under Beijing Dongshen CPAs Group), a firm engaged in reviewing enterprise accounting statements and issuing audit reports, from July 2013 to July 2015 and Deputy Regional Manager of Shanghai De’an CPAs from April 2011 to July 2013. Mr. Tang has been a Certified Public Accountant in Australia since 2019 and a Forensic Certified Public Accountant in the U.S. since 2020. He earned his Diploma of Commercial English from Shanghai International Studies University in 2002, Master of Business and Bachelor of Business (Accounting) from Charles Sturt University in 2009 and 2007, respectively, and Bachelor of Law from Southwest University of Science and Technology in 2017. In October 2023, he obtained his Master of Professional Accounting (MPAcc) from The Chinese University of Hong Kong.

Wei Li will serve as our director upon effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Ms. Li has over 17 years of experience in accounting and management. Since August 5, 2024, Wei Li has served as the Chief Financial Officer and Secretary of QDM International Inc., an insurance brokerage company. Since October 2019, Ms. Li has been a Partner and the Chief Financial Officer of Beyond Consultancy Corporation, a company that provides capital market solutions for companies planning to go public, assists companies in the preparation of their financial statements in accordance with U.S. GAAP and provides consultation on accounting related matters. From August 2023 to May 2024, Ms. Li served as Chief Financial Officer of Hongchang International Co., Ltd (OTC: HCIL), a company engaged in international food trade and processing, where she was responsible for the relevant matters during the reverse merger of the company. From April 2018 to February 2021, Ms. Li served as the Chief Financial Officer of Heyu Biological Technology Corporation (OTC: HYBT), a Malaysian company specializing in cancer cell therapy, where she oversaw the financial management matters of the company. From March 2018 to September 2019, Ms. Li served as an independent director of Dragon Victory International Limited (Nasdaq: LYL), a China-based crowdfunding platform company. From December 2011 to July 2017, she served as the Chief Financial Officer of China Education Alliances, Inc. (NYSE: CEU), an online education company, where she oversaw the financial management matters of the company. From August 2010 to December 2011, Ms. Li worked as a senior consultant with PricewaterhouseCoopers, an international leading management consulting firm, where she focused on risk and control functions and provided audit, internal control advice and SOX compliance services to both public and private companies. From March 2006 to July 2010, Ms. Li served as senior auditor and tax advisor at RB Accountants, an accounting firm in Australia, where she provided financial auditing, planning and tax advice to both local and multinational companies. Ms. Li earned a bachelor’s degree in Business (Accountancy) from Queensland University Technology in Australia in 2006. She has been a Certified Public Accountant (CPA) in Australia since 2010, and became a Fellow of Certified Practice Accountant(FCPA) in 2024.114

Board of Directors and Committees

Upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part, our board of directors will consist of five directors, including two executive directors and three independent directors, and the directors will be divided into three classes (Class I, II, and III), as nearly equal in number as the then total number of directors permits. The allocation of directors to each class will be as follows:

•        The Class I director will be Jinqiu Tang, and his initial term will expire at the next succeeding annual meeting of shareholders following this offering.

•        The Class II directors will be Yeeli Hua Zheng and Wei Li, and their initial terms will expire at the next second succeeding annual meeting of shareholders following this offering; and

•        The Class III directors will be Xiaozhong Lin and Xuefen Zhang, and their initial terms will expire at the next third succeeding annual meeting of shareholders following this offering;

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Directors of each class are elected for three-year terms upon the expiration of their current terms.

We will also establish an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We will adopt a charter for each of the three committees. Each of the committees of our board of directors shall have the composition and responsibilities described below.

Audit Committee

Mr. Jinqiu Tang, Ms. Yeeli Hua Zheng and Ms. Wei Li will serve as members of our Audit Committee with Mr. Tang serving as the chairman of the Audit Committee. Each of our Audit Committee members will satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors have determined that Mr. Tang possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee will perform several functions, including:

•        evaluating the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

•        approving the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

•        monitoring the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

•        reviewing the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

•        overseeing all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board;

•        reviewing and approving in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

•        providing oversight assistance in connection with legal, ethical and risk management compliance programs established by management and our board of directors, including Sarbanes-Oxley Act implementation, and makes recommendations to our board of directors regarding corporate governance issues and policy decisions.

Compensation Committee

Mr. Jinqiu Tang, Ms. Yeeli Hua Zheng and Ms. Wei Li will serve as members of our Compensation Committee with Ms. Li serving as the chairman of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee will be responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Mr. Xiaozhong Lin, Ms. Yeeli Hua Zheng and Ms. Wei Li will serve as members of our Nominating and Corporate Governance Committee, with Ms. Zheng serving as the chairman of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members will satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee will be responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

Code of Ethics

Upon effectiveness of our registration statement on Form F-1, of which this prospectus is a part, we will adopt a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. We will file a copy of our Code of Ethics as an exhibit to the registration statement of which this prospectus is a part. You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, director nominees, executive officers or other person pursuant to which such person was selected to serve as a director or officer, except that Xuefen Zhang is the spouse of Xiaozhong Lin.

Duties of Directors

Under BVI law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and in what the director believes to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Companies Act or our memorandum and articles of association, as amended and re-stated from time to time.

The functions and powers of our board of directors include, among others:

•        managing the business and affairs of the Company;

•        exercising the powers of the Company to incur any debt, liability or other obligation (including to give a guarantee, indemnity or other payment obligation in respect of the obligations of any person) and create any charge over its assets or undertaking (whether present or future) as security for any debt, liability or other obligation of the Company or any other person; and

•        executing cheques, promissory notes, bills of exchange and other negotiable instruments on behalf of the Company.

Interested Transactions

A director may vote, attend a board meeting and be included for the purposes of a quorum, sign a document on behalf of the Company, or do any other thing in their capacity as a director with respect to any transaction in which that director is interested. A director must immediately disclose the interest to all other directors after becoming aware of the fact that they are interested in a transaction entered into or to be entered into by the Company. Subject to compliance with the BVI Companies Act, a director shall not, by reason of that director’s office, be accountable to the Company for any remuneration, profit or other benefit derived, or resulting, from derived from such transaction and no such transaction shall be liable to be avoided on the grounds that a director has an interest in it or derives any remuneration, profit or other benefit from it.

A disclosure is only made when it is brought to the attention of every director. The disclosure by a director that they are a member, director, officer or trustee of another named entity or other individual, or has a fiduciary relationship with respect to the entity or individual, and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure of interest, be entered into with the Company or that director, is a sufficient disclosure of interest in relation to that transaction.

Directors and Officers

The number of directors is not subject to a maximum number but the minimum number of directors shall be one.

Following the establishment of the Company’s Nominating and Corporate Governance Committee, this committee shall identify, nominate and recommend candidates for appointment in accordance with the Company’s Nominating and Corporate Governance Committee charter. The Company’s shareholders may recommend a candidate for election to the Company’s board of directors to the Nominating and Corporate Governance Committee, in accordance with the Company’s Nominating and Corporate Governance Committee charter

Upon effectiveness of the registration statement of which this prospectus forms a part, the Company’s board of directors is divided into three classes as nearly equal in numbers as the then total number of directors permits consisting of Class I directors, Class II directors and Class III directors. Each class of directors is appointed on a rotational, three-year basis, with the term of office of a class of directors expiring at the relevant succeeding annual general meeting. At each annual general meeting of the Company, the successors to the class of directors whose term expired will be elected to hold office for a term expiring at the third succeeding annual general meeting of the Company.

The first directors were appointed by the Company’s first BVI registered agent and the initial Class I directors, Class II directors and Class III directors are appointed by a way of simple majority decision of the Company’s directors. At each succeeding annual general meeting, the shareholders may appoint (or re-appoint) by way of simple majority decision any person to be a director to fill a director vacancy in order to meet the rotational director class requirements noted in the preceding paragraph. At any time, the Company’s directors may appoint by way of simple majority decision any person to be a director to fill a vacancy in order to meet the director class requirements prescribed the preceding paragraph, provided that where the directors appoint a person as director to fill a vacancy, the term of appointment must not exceed the term remaining of the director who ceased to hold office.

Subject to the Company’s articles of association and the BVI Business Companies Act, our directors may by a resolution of directors:

•        appoint any person to hold any office with the Company (including chairman of the board of directors, chief executive officer, vice-president, secretary and treasurer) on any terms, and for any period, they think fit. A person may hold more than one office at the same time;

•        delegate any of their powers to any committee, consisting of one or more directors on any terms they think fit; and/or

•        appoint any person (including a director) to be an agent of the Company and delegate their powers to that agent on any terms they think fit.

The directors cannot delegate to a committee the power to:

•        amend the memorandum and articles of association of the Company;

•        establish a committee other than a sub-committee of it;

•        delegate powers to another committee other than a sub-committee of it;

•        appoint or remove a director or agent; approve a plan of merger, consolidation or arrangement;

•        make a declaration of solvency or approve a liquidation plan; or

•        make a determination that the Company will, immediately after a proposed distribution, satisfy the Solvency Test.

The directors cannot delegate to an agent the power to:

•        amend the memorandum and articles of association of the Company;

•        change the Company’s registered office or registered agent;

•        establish a committee;

•        delegate powers to a committee;

•        appoint or remove any director or agent other than a substitute or sub-delegate;

•        fix the compensation of any director;

•        approve a plan of merger, consolidation or arrangement;

•        make a declaration of solvency or approve a liquidation plan;

•        make a determination that the Company will, immediately after a proposed distribution, satisfy the Solvency Test; or

•        authorise the Company to continue as a body corporate incorporated under the laws of a jurisdiction outside of the BVI.

Proceedings of Directors

A director may, and (if a secretary has been appointed) the secretary must, call a meeting of directors. At least 24 hours’ notice of each meeting of directors must be given. A meeting of directors will be valid even if the person who calls the meeting inadvertently fails to give notice to a director or a director fails to receive it.

Unless the directors decide otherwise by resolution of directors, a quorum will be present at a meeting of directors if not less than one half of the total number of directors is present.

A resolution put to a vote at a meeting of directors, will be passed and become a resolution of directors if passed by a simple majority of the votes cast in respect of the resolution, at a valid meeting of directors or a committee, by directors or members of the committee (or their alternates) present at the meeting who are entitled to vote.

Any action that may be taken by our directors at a meeting of directors may also be taken by our directors passing a written resolution of directors without the need for any prior notice to be given. A written resolution of directors is passed if signed or consented to (including by way of fax or email) by a majority of directors or members of a committee (or their alternates) who are entitled to vote. Where a written resolution of directors is passed without all of our directors signing or consenting to it, the Company must send a copy of it to those directors who have not signed or consented to it. If the Company fails to do so, this will not invalidate the resolution.

Terms of Directors and Officers

The Company’s board of directors is divided into three classes as nearly equal in numbers as the then total number of directors permits consisting of Class I directors, Class II directors and Class III directors. Each class of directors is appointed on a rotational, three-year basis, with the term of office of a class of directors expiring at the relevant succeeding annual general meeting. At each annual general meeting of the Company, the successors to the class of directors whose term expired will be elected to hold office for a term expiring at the third succeeding annual general meeting of the Company.

The first directors were appointed by the Company’s first BVI registered agent and the initial Class I directors, Class II directors and Class III directors are appointed by a way of simple majority decision of the Company’s directors. At each succeeding annual general meeting, the shareholders may appoint (or re-appoint) by way of simple majority decision any person to be a director to fill a director vacancy in order to meet the rotational director class requirements noted in the preceding paragraph. At any time, the Company’s directors may appoint by way of simple majority decision any person to be a director to fill a vacancy in order to meet the director class requirements prescribed the preceding paragraph, provided that where the directors appoint a person as director to fill a vacancy, the term of appointment must not exceed the term remaining of the director who ceased to hold office.

A director ceases to hold office if: (i) the director’s term of office expires and the director is not re-elected or reappointed; (ii) the director resigns by written notice to the Company; (iii) the director dies or enters into bankruptcy, liquidation or any similar procedure; (iv) the director becomes of unsound mind or is mentally or physically incapable of acting as a director; (v) the director is prohibited or disqualified by law or under the Nasdaq Listing Rules from being a director; (vi) the director becomes bankrupt or insolvent or makes any arrangement or composition with the director’s creditors generally; or (vii) the director is removed from office by a resolution of shareholders or resolution of directors (and, for this purpose, section 114 (Removal of directors) of the BVI Companies Act does not apply to the Company).

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of three years and is subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the end of the applicable term.

The executive officers are entitled to a fixed salary and other company benefits, each as determined by the Board from time to time.

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and his right to all other benefits will terminate, except as required by any applicable law. We may also terminate the executive officer’s employment without cause immediately and without prior written notice upon the removal of the executive officer pursuant to the exercise of any power contained in the memorandum and articles of association of the Company or upon 30 days’ advance written notice. In such case of termination by us, we are required to provide the following severance payments and benefits to the executive officer: (1) a cash payment of three months of base salary as of the date of such termination; (2) payment of premiums for continued health benefits under our health plans for three months following the termination, if any; and (3) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the executive officer, if any.

The executive officer may terminate his or her employment at any time with 30 days’ advance written notice if there is a material reduction in his or her authority, duties and responsibilities, without his or her consent, or a material reduction in his or her annual salary. In such case, the executive officer will be entitled to receive compensation equivalent to three months of his or her base salary. In addition, if we or our successor terminates the employment agreements upon a merger, consolidation, or transfer or sale of all or substantially all of our assets with or to any other individual(s) or entity, the executive officer shall be entitled to the following severance payments and benefits upon such termination: (1) a lump sum cash payment equal to three months of base salary at a rate equal to the greater of his or her annual salary in effect immediately prior to the termination, or his or her then current annual salary as of the date of such termination; (2) payment of premiums for continued health benefits under our health plans for three months following the termination; and (3) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the executive officer, if any. The employment agreements also contain customary restrictive covenants relating to confidentiality, non-competition and non-solicitation, as well as indemnification of the executive officer against certain liabilities and expenses incurred by him or her in connection with claims made by reason of him or her being an officer of our company.

In August 2023, Xiaozhong Lin entered into an employment agreement with us. Pursuant to the employment agreement, Mr. Lin serves as our Chief Executive Officer from August 15, 2023 to August 14, 2026. Mr. Lin is entitled to a fixed base salary in the amount of $120,000 per year. Mr. Lin is also entitled to participate in any of the standard employee benefit plans of us or our subsidiaries, including but not limited to any retirement plan, life insurance plan, health insurance plan and travel/holiday plan, as determined by our board of directors. Prior to that, in January 2017, Xiaozhong Lin entered into an indefinite term labor contract with one of our subsidiaries, Shanghai Supreme. Pursuant to the labor contract, Mr. Lin serves as the General Manager of Shanghai Supreme starting from January 9, 2017. Mr. Lin is entitled to a fixed salary in the amount of RMB 20,000 per month. Mr. Lin is also entitled to participate in any benefit plans of Shanghai Supreme required by the PRC laws.

In August 2023, Jianbin Chen entered into an employment agreement with us. Pursuant to the employment agreement, Mr. Chen serves as our Chief Financial Officer from August 15, 2023 to August 14, 2026. Mr. Chen is entitled to a fixed base salary in the amount of RMB 240,000 per year. Mr. Chen is also entitled to participate in any of the standard employee benefit plans of us or our subsidiaries, including but not limited to, any retirement plan, life insurance plan, health insurance plan and travel/holiday plan, as determined by our board of directors. Mr. Chen also entered into a labor contract with one of our subsidiaries, Shanghai Lvzao, in September 2024. Pursuant to the labor contract, Mr. Chen serves as Chief Financial Officer of Shanghai Lvzao from October 1, 2024 to September 30, 2027. Mr. Chen is entitled to a fixed salary in the amount of RMB 20,000 per month. Mr. Chen is also entitled to participate in any benefit plans required by the PRC laws.

In August 2023, Xuefen Zhang entered into an employment agreement with us. Pursuant to the employment agreement, Ms. Zhang serves as our Chief Operating Officer from August 15, 2023 to August 14, 2026. Ms. Zhang is entitled to a fixed base salary in the amount of $120,000 per year. Ms. Zhang is also entitled to participate in any of the standard employee benefit plans of us or our subsidiaries, including but not limited to, any retirement plan, life insurance plan, health insurance plan and travel/holiday plan, as determined by our board of directors. Ms. Zhang also entered into an indefinite term labor contract with one of our subsidiaries, Haodingduo Zhejiang, in August 2021, and a five-year term labor contract with our another subsidiary, Shanghai Alliance, in April 2023. Pursuant to the labor contract with Haodingduo Zhejiang, Ms. Zhang serves as the General Manager of Haodingduo Zhejiang from August 2, 2021. Ms. Zhang is entitled to a fixed salary in the amount of RMB 5,000 per month. Pursuant to the labor contract with Shanghai Alliance, Ms. Zhang serves as the Financial Manager of Shanghai Alliance from April 1, 2023 to March 31, 2028. Ms. Zhang is entitled to a fixed salary in the amount of RMB 15,000 per month. Under both labor contracts, Ms. Zhang is entitled to participate in any benefit plans required by the PRC laws.

Compensation of Directors and Executive Officers

For the fiscal year ended October 31, 2024, our executive officers received an aggregate of approximately RMB645,000 (approximately $90,693) from our PRC subsidiaries. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. As of the date of this prospectus, we are in compliance with all relevant laws and regulations regarding such benefits.

For the fiscal year ended October 31, 2024, no members of our board of directors received compensation in their capacity as directors. Historically, we have not paid our directors. None of the directors are entitled to receive any compensation or benefits upon termination of their directorship with the Company except for those compensation that they have already earned for services so rendered. We have agreed to pay our independent director, Mr. Jinqiu Tang, an annual cash compensation of RMB 100,000 (approximately $14,211), and each of our independent director, Ms. Yeeli Hua Zheng and Ms. Wei Li, an annual cash compensation of $15,000. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our shares as of the date of this prospectus by our officers, directors, director nominees and 5% or greater beneficial owners of our shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

As of the date of this prospectus, we had no shares outstanding that were held by record holders in the United States. Other than disclosed above, none of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

	Prior to Offering				After Offering
Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Percentage of Outstanding Shares of Same Class(2)	Percentage of Aggregate Voting Power(4)	Amount and Nature of Beneficial Ownership		Percentage of Outstanding Shares(3)	Percentage of Aggregate Voting Power(4)
5% or Greater Shareholders
	A Shares	5,197,500	68.6%		A Shares	5,197,500	54.3%
ThriveNova Inc.(5)	B Shares	5,197,500	70.0%	70.0%	B Shares	5,197,500	70.0%	69.4%
	A Shares	2,227,500	29.4%		A Shares	2,227,500	23.3%
OptimaForge Inc.(6)	B Shares	2,227,500	30.0%	30.0%	B Shares	2,227,500	30.0%	29.7%
Executive Officers, Directors and Director Nominees
	A Shares	7,425,000	98.0%		A Shares	7,425,000	77.5%
Xiaozhong Lin(5)(7)	B Shares	7,425,000	100%	99.9%	B Shares	7,425,000	100%	99.1%
	A Shares	7,425,000	98.0%		A Shares	7,425,000	77.5%
Xuefen Zhang(6)(7)	B Shares	7,425,000	100%	99.9%	B Shares	7,425,000	100%	99.1%
	A Shares	—	—	—		—	—	—
Jianbin Chen	B Shares	—	—	—		—	—	—
	A Shares	—	—	—		—	—	—
Yeeli Hua Zheng	B Shares	—	—	—		—	—	—
	A Shares	—	—	—		—	—	—
Jinqiu Tang	B Shares	—	—	—		—	—	—
	A Shares	—	—	—		—	—	—
Wei Li	B Shares	—	—	—		—	—	—
	A Shares	7,425,000	98.0%		A Shares	7,425,000	77.5%
All directors, director nominees and executive officers as a group (six individuals)	B Shares	7,425,000	100%	99.9%	B Shares	7,425,000	100%	99.1%

____________

*        Less than one percent.

(1)      Except as otherwise indicated below, the business address of our directors and executive officers is Room 903, Building 2, Kangjian Business Plaza, No. 1288 Zhennan Road, Putuo District, Shanghai, China, 200331.

(2)      Based on 7,575,000 A Shares and 7,425,000 B Shares issued and outstanding as of the date of this prospectus.

(3)      Based on 9,575,000 A shares issued and outstanding immediately after the offering assuming no exercise of the underwriters’ over-allotment option. Based on 7,425,000 B Shares issued and outstanding immediately after the offering.

(4)      Calculated by dividing the aggregate voting power beneficially owned by such person or group by the voting power of all of our shares (including A and B shares) as a single class, for which each holder of A shares is entitled to one vote per A share and each holder of B shares is entitled to 30 votes per share on all matters submitted to them for a vote.

(5)      Mr. Xiaozhong Lin, our Chairman of the board and Chief Executive Officer, is the sole shareholder and director of ThriveNova Inc., a BVI corporation, and exercises voting and dispositive power of the securities held by ThriveNova Inc. The address of ThriveNova Inc. is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands.

(6)      Ms. Xuefen Zhang, our director and Chief Operating Officer, is the sole shareholder and director of OptimaForge Inc., a BVI corporation, and exercises voting and dispositive power of the securities held by OptimaForge Inc. The address of OptimaForge Inc. is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands.

(7)      Mr. Xiaozhong Lin is the spouse of Ms. Xuefen Zhang and accordingly each of them is deemed to have beneficial ownership of each other’s shares for purposes of the SEC rules, unless any of them disclaims beneficial ownership of those shares.

RELATED PARTY TRANSACTIONS

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the audit committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the audit committee.

Set forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this prospectus.

Amount Due to Related Parties

As of October 31, 2024, Xiaozhong Lin and Xuefen Zhang provided loans in the aggregate amount $149,757 to the Company, as unsecured, interest-free and due-on-demand advances for working capital purposes. As of the date of this prospectus, the amount due to Xiaozhong Lin and Xuefen Zhang is $994

As of October 31, 2023, Xiaozhong Lin and Xuefen Zhang, together with their immediate family members, Boduo Lin and Ruiyi Lin, provided loans of $1,005,838 to the Company, as unsecured, interest-free and due-on-demand advances to us for working capital purposes.

Zhejiang Haodingduo Textile Co., Ltd, a wholly owned subsidiary of Zhejiang Alliance’s shareholder at that time, purchased products of $164,938 from Zhejiang Alliance with an overpayment of $43,239 as of October 31, 2023. On December 19, 2023, Zhejiang Haodingduo Textile Co., Ltd was dissolved and the overpayment has been refunded.

Amount Due from Related Parties

The balance of amount due from related party as of October 30, 2023 was $418 from Xuefen Zhang, our director and Chief Operating Officer, as advance payments for daily operation purposes. As of the date of this prospectus, the amount due from Ms. Zhang has been repaid in full.

Share Issuances

See “History of Securities Issuances.”

Employment Agreements

See “Management — Employment Agreements.”

DESCRIPTION OF SHAREs

The Company was incorporated on August 14, 2023 under the BVI Companies Act as a company limited by shares. As of the date of this prospectus, the Company is authorized to issue an unlimited number of shares, divided into unlimited number of A Shares with a par value of $0.01 each and up to a maximum of 7,425,000 B Shares with a par value of $0.01. As of the date of this prospectus, there are issued and outstanding 7,575,000 A Shares and 7,425,000 B Shares. As of the closing of this offering, there will be issued and outstanding 9,575,000 A Shares and 7,425,000 B Shares.

The following are summaries of the material provisions of our memorandum and articles of association and the BVI Companies Act, insofar as they relate to the material terms of our shares.

Our Memorandum and Articles of Association

Authorized Shares

The Company may only issue registered shares. Subject to the Company’s articles of association, the Company may issue fractions of shares, bonus shares, redeemable shares and shares that are convertible to another class of share and may redeem, purchase or otherwise acquire, any of its shares.

Subject to the BVI Companies Act and the Company’s memorandum and articles of association, the unissued shares may be issued, and options to acquire shares may be granted, at any time, to any persons (whether or not shareholders), for any consideration and on any terms, the directors decide by a resolution of directors.

A share is taken to be issued when the name of the holder is entered in the Company’s register of shareholders as the holder of the share.

Distributions

The holders of our shares are entitled to such dividends or other distributions as may be authorized by our board of directors, subject to the BVI Companies Act and our memorandum and articles of association.

Subject to the Company’s articles of association, each A Share confers on the holder (i) the right to an equal share in any distribution paid by the Company in accordance with the BVI Companies Act and the articles and (ii) an equal share in the distribution of any surplus assets of the Company on its liquidation.

Subject to the Company’s articles of association, each B Share confers on the holder (i) the right to an equal share in any distribution paid by the Company in accordance with the BVI Companies Act and the articles and (ii) an equal share in the distribution of any surplus assets of the Company on its liquidation.

Voting rights

Subject to the Company’s articles of association, each A Share confers on the holder the right to one vote at a meeting of the shareholders or on any resolution of shareholders.

Subject to the Company’s articles of association, each B Share confers on the holder the right to 30 votes per share at a meeting of the shareholders or on any resolution of shareholders.

As a result of the dual-class share structure and the concentration of ownership, holders of our B Shares will have considerable influence or control over matters such as decisions regarding (i) mergers, consolidations and the sale of all or substantially all of our assets, (ii) election or removal of directors, (iii) making amendments to our memorandum and articles of association, (iv) whether to issue additional shares, including to them, (v) employment, including compensation arrangements, and (vi) other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our A Shares. See “Risk Factors — Risks Related to this Offering and Ownership of Our A Shares — Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage potential acquirors from pursuing any change of control transactions that holders of our A Shares may view as beneficial.”

Subject to the Company’s memorandum and articles of association, a resolution put to a vote at a meeting of shareholders or an annual general meeting (“AGM”), will be passed and become a resolution of shareholders if it is passed by a simple majority of the votes cast in respect of the resolution, at a valid meeting of shareholders (or class of shareholders), by shareholders present (in person or by proxy) at the meeting who are entitled to vote on the resolution. Any action that may be taken by the shareholders at a meeting of shareholders (or class of shareholders) may also be taken by the shareholders (or class of shareholders) passing a written resolution of shareholders without the need for any prior notice to be given. A written resolution of shareholders is passed if signed or consented to (including by way of fax or email) by shareholders (or shareholders of the relevant class) who hold shares carrying a simple majority of the votes that may be cast in respect of the resolution who are entitled to vote on the resolution.

A fraction of a share confers on the holder the rights, obligations and liabilities of a whole share of the same class corresponding to the fraction other than the right to vote. If the holder of a fraction of a share acquires a further fraction of a share of the same class, the fractions will be treated as being consolidated.

Conversion of B Shares

Each B Share is convertible into one A Share at any time at the option of the holder thereof. In no event shall A Shares be convertible into B Shares. Where any B Share is the subject of a transfer, assignment, transmission or other disposal of a beneficial or other interest in that share to any person who is not at the date of such transfer a holder of B Shares or an affiliate of such holder (a “Transfer Share”), such Transfer Share shall be automatically converted to an A Share immediately prior to such transfer taking place without the consent of the shareholder.

Variation of rights

If the Company has different classes of shares in issue, unless the rights attaching to a class of shares state otherwise, the rights attached to that class may only be varied, whether the Company is a going concern or is being liquidated, (i) with the written consent of the holders of the majority of the issued shares of that class, (ii) by a resolution of shareholders of that class or (iii) where any Transfer Share is automatically converted to an A Share in accordance with clause 6.3 of the Company’s memorandum of association.

Meetings of shareholders

Our directors may call a meeting of shareholders (or a class of shareholders) if they decide to do so by a resolution of directors, and must call a meeting of shareholders (or a class of shareholders) if they are requested to do so in writing by shareholders entitled to exercise at least 30% of voting rights in respect of the matter for which the meeting is requested. Where the directors are required to call a meeting of shareholders at the request of shareholders, they must call the meeting within a reasonable period of time, and in any event within 60 days, of receipt of the request.

The Company shall hold an annual general meeting in accordance with the Company’s articles of association, the BVI Companies Act and the Nasdaq listing rules.

A quorum is present at a meeting of shareholders and an AGM if one or more shareholders, who hold shares that carry at least 331/3% of the voting rights of all shares then in issue, are present in person or by proxy. Where a meeting was called at the request of shareholders but a quorum is not present within half an hour of the time set for the start of the meeting, it will be dissolved. Where the meeting was called by the directors but a quorum is not present within half an hour of the time set for the start of the meeting, the meeting will be adjourned to the following day and be held at the same time and place or any other date, time and/or place the directors decide by a resolution of directors.

Any corporation which is a shareholder may, by a resolution of its directors or other governing body, authorize any individual to act as its representative at a meeting of shareholders (or class of shareholders) or an AGM.

Protection of minority shareholders

We would normally expect BVI courts to follow English case law precedents, which would permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) an infringement of individual rights of the minority shareholders, (such as the right to vote), and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

Additionally, BVI law provides certain shareholder remedies for a minority shareholder whose rights have been breached or who disagrees with the way the Company is being managed. These remedies include an action for unfair prejudice and a derivative action.

No pre-emptive rights

There are no pre-emptive rights applicable to the issue of the Company’s A Shares under either BVI law or our memorandum and articles of association.

Nil paid and partly paid shares

The directors may issue shares that are nil paid or partly paid on issue. Shares that are not fully paid on issue are subject to the forfeiture provisions of the Company’s articles of association. For this purpose, shares are not considered to be fully paid on issue if the consideration for which they are issued is a promissory note (or other written obligation to contribute money or property) or a contract for future services.

Transfer of shares

Shares listed on Nasdaq may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on Nasdaq (including, but not limited to, the applicable Nasdaq listing rules). The transfer of a share is only effective once the name of the transferee is entered in the register of shareholders.

Calls of shares

Subject to the Company’s articles and the rights attaching to any class of shares, our directors may make calls on a shareholder for any amount of the issue price of the shareholder’s shares that has not been paid to the Company. A call must be made by giving at least 14 days’ written notice of call to the shareholder. A call may be made payable in instalments. The directors may postpone a call or revoke it (in whole or part). A call is taken to have been made at the time the resolution of directors to make the call is passed.

Inspection of books and records

Under the BVI Companies Act, holders of our shares are entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, (ii) our register of shareholders, (iii) our register of directors and (iv) minutes of meetings and resolutions of our shareholders, and to make copies and take extracts from these documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests.

Differences in Corporate Law

The BVI Companies Act and the laws of the BVI affecting BVI companies and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the laws of the BVI applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which governs companies incorporated in the state of Delaware.

Mergers and consolidation

Under the laws of the BVI, two or more BVI companies may merge or consolidate in accordance with section 170 of the BVI Companies Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the consolidating of two or more constituent companies into a new company. In order to merge or consolidate, then (among other things) the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

While a director may vote on the plan of merger or consolidation even if he has an interest in the merger or consolidation, the director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in the merger or consolidation.

A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting held to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder who gave written objection within 20 days. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Companies Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any of the rights of a shareholder except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the surviving or consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Under Delaware law, each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding shares entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation. Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders or shareholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders or shareholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders or shareholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of BVI law. These are summarized below:

Unfair prejudice

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to the shareholder in that capacity, can apply to the BVI High Court under Section 184I of the BVI Companies Act for an order requiring the company or any other person to acquire the shareholder’s shares or pay compensation to the shareholder, regulating the future conduct of the company’s affairs, amending the memorandum or articles of the company, appointing a receiver or liquidator of the company, rectifying the records of the company, or that any decision or action of the company which contravenes the BVI Companies Act or the company’s memorandum or articles of association be set aside.

Derivative actions

Section 184C of the BVI Companies Act provides that a shareholder of a company may, with the leave of the BVI High Court, bring an action in the name of the company to redress any wrong done to it.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. This statutory remedy is usually granted in exceptional circumstances and is only available where the company has been operated as a quasi partnership and trust and confidence between the partners has broken down.

Indemnification of directors and officers and limitation of liability

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any indemnification provision may be held by the BVI Courts to be contrary to public policy or in breach of the BVI Companies Act, for example, a provision for indemnification against civil fraud or the consequences of committing a crime.

Under the Company’s articles of association, subject to the BVI Companies Act, the Company must indemnify any person who:

•        is or was a party, or is threatened to be made a party, to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director or officer of the Company; or

•        is or was, at the request of the Company, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any expenses, judgments, fines or amounts paid in settlement and reasonably incurred in connection with any legal, administrative or investigative proceedings. In relation to the above, the Company may pay on behalf of the person or lend funds to the person to enable the person to pay, any expenses incurred, or to be incurred, by the person in defending any legal, administrative or investigative proceedings.

Under the BVI Companies Act, to be entitled to this indemnification, such person must have acted honestly and in good faith with a view to the best interests of our company and, in the case of criminal proceedings, they must have no reasonable cause to believe their conduct with was unlawful.

This standard of conduct is generally the same as permitted under the DGCL for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ fiduciary duties

Under BVI law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Companies Act or our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Shareholder action by written resolution

BVI law provides that, subject to the memorandum and articles of association of a company, an action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing or by telex, telegram, cable or other written electronic communication, without the need for any notice.

Our memorandum and articles of association provide that a written resolution of shareholders: (i) may consist of several documents (including electronic communications) in substantially the same form; (ii) may be signed or consented to by the relevant shareholder or the shareholder’s attorney or (in the case of a body corporate) a properly authorized officer or attorney; and (iii) must be sent to each shareholder who would be entitled to attend a meeting of shareholders and vote on the resolution.

Our memorandum and articles of association permit shareholders to act by written consent but provide that if a resolution of shareholders is approved otherwise that by unanimous written consent of all shareholders, a copy of the resolution must immediately be sent to each non-consenting shareholder.

Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder proposals

The BVI Companies Act and our memorandum and articles of association provide that our board of directors must convene a meeting of shareholders upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested within 28 days of receiving the written request. We are not obliged under the BVI Companies Act or any other law of the BVI to call shareholders’ annual general meetings, but our memorandum and articles of association provide for an annual general meeting to be called in accordance with the requirements of the relevant listing rules, the articles of association and the BVI Companies Act. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative voting

Although permitted under British Virgin Islands law, our memorandum and articles of association do not provide for cumulative voting. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors (or otherwise ceasing to hold office)

A director ceases to hold office if: (i) the director’s term of office expires and the director is not re-elected or reappointed; (ii) the director resigns by written notice to the Company; (iii) the director dies or enters into bankruptcy, liquidation or any similar procedure; (iv) the director becomes of unsound mind or is mentally or physically incapable of acting as a director; (v) the director is prohibited or disqualified by law or under the Nasdaq Listing Rules from being a director; (vi) the director becomes bankrupt or insolvent or makes any arrangement or composition with the director’s creditors generally; or (vii) the director is removed from office by a resolution of shareholders or resolution of directors (and, for this purpose, section 114 (Removal of directors) of the BVI Companies Act does not apply to the Company).

Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Transactions with interested shareholders

The DGCL contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. BVI law has no comparable statute.

Dissolution; Winding Up

Under the BVI Companies Act and our memorandum and articles of association, we may appoint a voluntary liquidator by a resolution of shareholders or a resolution of directors.

Variation of rights of shares

Under our memorandum and articles of association, if our company has different classes of shares in issue, unless the rights attaching to a class of shares state otherwise, the rights attached to that class may only be varied, whether our company is a going concern or is being liquidated with (i) the written consent of the holders of the majority of the issued shares of that class, (ii) by a resolution of shareholders of that class or (iii) pursuant to clause 7 of the Company’s memorandum of association.

Amendment of governing documents

As permitted by BVI law, our memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the BVI Registry of Corporate Affairs.

History of Securities Issuances

On its incorporation, the Company had authorised of the issuance of an unlimited number of shares of $0.01par value each, divided into an unlimited number of A Shares of par value $0.01 each and 7,425,000 B Shares of par value $0.01 each. On its incorporation, the Company issued 7,425,000 A Shares and 7,425,000 B Shares. On February 1, 2024, the Company issued an additional aggregate of 150,000 A Shares.

Listing

We have applied to have our A Shares listed for trading on The Nasdaq Capital Market under the symbol “MAMK.” We cannot guarantee that we will be successful in listing our A Shares on The Nasdaq Capital Market. We will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The U.S. transfer agent and registrar for our shares is Transhare Corporation. The transfer agent and registrar’s address is Bayside Center 1, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have shares outstanding, assuming the underwriters do not exercise their over-allotment option to purchase additional shares. All of the shares sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our A Shares in the public market could adversely affect prevailing market prices of our A Shares. Prior to this offering, there has been no public market for our A Shares. We have applied to list our A Shares on the Nasdaq Capital Market, but we cannot assure you that a regular trading market will develop. We cannot guarantee that we will be successful in listing our A Shares on the Nasdaq Capital Market; however, we will not complete this offering unless we are so listed.

Lock-up Agreements

We have agreed not to, for a period of twelve months from the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our shares or securities that are substantially similar to our shares, including but not limited to any options to purchase our shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our shares or any such substantially similar securities, without the prior written consent of the representatives of the underwriters, except for issuance of securities in connection with the Company’s mergers and acquisitions with targets in the similar industry after six months following the closing of our initial public offering.

Furthermore, each of our directors, executive officers and shareholders owning 10% or more of our shares has entered into a similar lock-up agreement for a period of twelve months and the shareholders owning 5% or more of our shares (other than our directors, officers and shareholders owning 10% or more of our shares) for a period of six months from the date of this prospectus, subject to certain exceptions, with respect to our shares and securities that are substantially similar to our shares.

Rule 144

All of our shares that will be outstanding upon the completion of this offering, other than those shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to, beginning 90 days after the date of this prospectus, sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•        1% of the then outstanding shares which will equal 95,750 A shares, assuming the underwriters do not exercise their over-allotment option; or

•        the average weekly trading volume of our shares during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our shares from us in connection with a compensatory share plan or other written agreement executed prior to the completion of this offering is eligible to resell those shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following discussion of material BVI, PRC and United States federal income tax consequences of an investment in our A Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our A Shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of BVI tax law, it represents the opinion of Mourant Ozannes, our BVI counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Beijing Dacheng Law Offices, LLP (Fuzhou), our PRC counsel. To the extent the discussion relates to the matters of U.S. tax law, it represents the opinion of Ellenoff Grossman & Schole LLP.

The following summary contains a description of certain BVI, PRC, and U.S. federal income tax consequences of the acquisition, ownership and disposition of shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase shares. The summary is based upon the tax laws of the BVI and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Shares under the laws of their country of citizenship, residence or domicile.

BVI Taxation

A holder of shares in a BVI company who is not a resident of the BVI is not required to pay tax in the BVI on (i) dividends paid with respect to the shares, or (ii) any gains realized during that year on sale or disposal of such shares, provided the BVI company does not have a direct or indirect interest in any land in the BVI. The laws of the BVI does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Companies Act.

There are no capital gains, gift or inheritance taxes levied by the BVI government on companies incorporated or re-registered under the BVI Companies Act. In addition, shares of companies incorporated or re-registered under the BVI Companies Act are not subject to transfer taxes, stamp duties or similar charges, provided the company does not have a direct or indirect interest in any land in the BVI.

There is no income tax treaty or convention currently in effect between the United States and the BVI or between China and the BVI.

Under the current laws of BVI, our company is not subject to tax on income or capital gains.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under its implementation rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, State Administration of Taxation (SAT) Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that MaxsMaking Inc. is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, MaxsMaking Inc. may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our A Shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our A Shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our A Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors — Risk Factors Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

The SAT and the Ministry of Finance issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which took effect on January 1, 2008. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, which took effect on December 1, 2017 and was amended on June 15, 2018 (the “SAT Circular 37”). By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income (the “Tax Arrangement”), where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority.

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to benefit from the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. Furthermore, according to the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which took effect on January 1, 2020, non-resident taxpayers shall independently assess whether they meet the conditions for treaty benefits, claim the benefits when filing tax returns, and keep relevant materials for future reference, subject to subsequent supervision by tax authorities. Accordingly, MaxsMaking Inc. may be able to enjoy the 5% withholding tax rate for the dividends it receives from WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our A Shares by a U.S. Holder, as defined below, that acquires our A Shares in this offering and holds our A Shares as “capital assets” (generally, property held for investment) under the Code. This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), investors that are subject to the applicable financial statement accounting rules under Section 451 of the Code, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our A Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our A Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our A Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our A Shares are urged to consult their tax advisors regarding an investment in our A Shares.

The discussion set forth below is addressed only to U.S. Holders that purchase shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our A Shares.

Taxation of Dividends and Other Distributions on our A Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our A Shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our A Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our A Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our A Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our A Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold shares, we will continue to be treated as a PFIC for all succeeding years during which you hold shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the shares.

If we are a PFIC for your taxable year(s) during which you hold shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the shares cannot be treated as capital, even if you hold the shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the shares as of the close of such taxable year over your adjusted basis in such shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such shares. Your basis in the shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our A Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the shares are regularly traded on Nasdaq and if you are a holder of shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such shares, including regarding distributions received on the shares and any gain realized on the disposition of the shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our A Shares, then such shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our A Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our A Shares and proceeds from the sale, exchange or redemption of our A Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our A Shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold shares.

UNDERWRITING

We expect to enter into an underwriting agreement with Joseph Stone Capital, LLC (the “Representative”), as representative of the several underwriters named therein, with respect to the sales of our A Shares in this offering. Subject to the terms and conditions of the underwriting agreement, the underwriters named below will severally agree to purchase from us on a firm commitment basis the following respective number of shares at the public price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriter	Number of Shares
Joseph Stone Capital, LLC	[•]
[•]	[•]
Total	2,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $[•] per share. If all of the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The Representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

Certain of the underwriters are expected to make offers and sales both inside and outside the U.S. through their respective selling agents. Any offers or sales in the U.S. will be conducted by broker-dealers registered with the SEC.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to 300,000 additional shares at the public offering price less the underwriting discount, based on the assumed offering price of $4.50 per share. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to such underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Discounts, Commissions and Expenses

The following table shows the price per share and total public offering price, underwriting discounts payable to the underwriters by us, and proceeds, before expenses, to us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option that we have granted to the underwriters):

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Exercise of Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions(1)	$	$	$
Proceeds, before expenses, to us(2)	$	$	$

____________

(1)      Represents underwriting discounts and commissions equal to 7.5% per share.

(2)      Does not include a non-accountable expense equal to 1.5% of the gross proceeds received by us from the sale of our A Shares and certain other accountable expenses of the underwriters.

We have agreed to pay reasonable and documented underwriters’ accountable expenses of up to $250,000, which includes, without limitation, travel, due diligence expenses, reasonable fees and expenses of legal counsel, roadshow and background check expenses. The Company has advanced $50,000 to the Representative to partially cover its out-of-pocket expenses. The advance will be returned to the Company to the extent such out-of-pocket accountable expenses are not actually incurred, or are less than the advances in accordance with FINRA Rule 5110(g)(4)(A).

We have also agreed to pay the underwriters a non-accountable expense, equal to 1.5% of the gross proceeds received by us from the sale of our A Shares, $30,000 of which is due upon initial filing of this registration statement, and an advisory fee of $50,000 at closing of this offering.

Lock-Up Agreements

We, each of our directors and officers and certain shareholders have agreed, for a period of twelve months for the Company, officers, directors, and holders of 10% or more of our shares and six months for holders of 5% or more (other than the Company, our officers, directors and holders of 10% or more of our shares) after the date of this prospectus, without the prior written consent of the underwriters, not to directly or indirectly:

•        issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right to purchase, lend or otherwise transfer or dispose of any shares or other capital stock or any securities convertible into or exercisable or exchangeable for our shares of any class or other capital stock;

•        in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any shares or other capital stock or any securities convertible into or exercisable or exchangeable for shares of any class or other capital stock; or

•        enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our shares or other capital stock or any securities convertible into or exercisable or exchangeable for shares of any class or other capital stock;

whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our share or other capital stock, other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing except that the Company is permitted to issue securities in connection with mergers and acquisitions with targets in the similar industry after six months following the closing of this offering.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriter may be required to make for these liabilities. The Company will enter into an Indemnification Escrow Agreement with the Representative to deposit $300,000 from the proceeds of this offering for purposes of satisfaction of its indemnification provisions by the Company of the underwriters for a period of fifteen (15) months from the closing.

Stabilization

Prior to this offering, there has been no public market for our A Shares. The initial public offering price will be determined by negotiations between us and the underwriters. In determining the initial public offering price, we and the underwriters expect to consider a number of factors, including:

•        the information set forth in this prospectus and otherwise available to the underwriters;

•        our prospects and the history and prospects for the industry in which we compete;

•        an assessment of our management;

•        our prospects for future earnings;

•        the general condition of the securities markets at the time of this offering;

•        the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•        other factors deemed relevant by the underwriters and us.

The estimated initial public offering price set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our A Shares, or that the shares will trade in the public market at or above the initial public offering price.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•        Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•        Over-allotment involves sales by the underwriter of the share in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•        Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of our share available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•        Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the share originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•        In passive market making, market makers in the shares who are the underwriters or prospective underwriter may, subject to limitations, make bids for or purchases of our share until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the shares or preventing or retarding a decline in the market price of shares. As a result, the price of shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq or otherwise, and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders. Other than the prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Investors

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area, an offer of shares described in this prospectus may not be made to the public in that member state unless the prospectus has been approved by the competent authority in such member state or, where appropriate, approved in another member state and notified to the competent authority in that member state, all in accordance with the Prospectus Regulation, except that an offer to the public in that member state of any shares may be made at any time under the following exemptions under the Prospectus Regulation:

•        to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•        to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•        in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For purposes of this provision, the expression an “offer of securities to the public” in any member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors as defined in the Prospectus Regulation that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•        released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•        used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•        to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•        to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•        in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

This document, as well as any other offering or marketing material relating to the shares which are the subject of the offering contemplated by this prospectus, neither constitutes a prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations nor a simplified prospectus as such term is understood pursuant to Article 5 of the Swiss Federal Act on Collective Investment Schemes. Neither the shares nor the shares underlying the shares will be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached from time to time. This document, as well as any other offering or marketing material relating to the shares, is confidential and it is exclusively for the use of the individually addressed investors in connection with the offer of the shares in Switzerland and it does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in or from Switzerland.

Notice to Prospective Investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the shares.

The shares are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for the shares, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the shares shall be deemed to be made to such recipient and no applications for the shares will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the shares you undertake to us that, for a period of 12 months from the date of issue of the shares, you will not transfer any interest in the shares to any person in Australia other than to a wholesale client.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•        a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•        a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•        to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•        where no consideration is or will be given for the transfer; or

•        where the transfer is by operation of law.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the BVI

This prospectus does not constitute a public offer, or invitation for purchase or sale, of the shares, whether by way of sale or subscription, in the BVI. Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the BVI.

Notice to Prospective Investors in the PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and our A Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any residents of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan, Hong Kong or Macau.

Notice to Prospective Investors in Taiwan

The shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the shares in Taiwan.

Notice to Prospective Investors in Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Notice to Prospective Investors in Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait. Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the shares.

Notice to Prospective Investors in the United Arab Emirates

The shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Notice to Investors in the Dubai International Financial Centre

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook (the “OSR”), in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Notice to Prospective Investors in Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

EXPENSES OF THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, Nasdaq listing fee and the FINRA filing fee, all amounts are estimates.

SEC Registration Fee	$1,761
Nasdaq Listing Fee	50,000
FINRA Filing Fee	2,225
Legal Fees and Expenses	577,920
Accounting Fees and Expenses	564,753
Printing and Engraving Expenses	31,719
Transfer Agent Fee	5,000
Miscellaneous Expenses	855
Total	$1,234,233

LEGAL MATTERS

We are being represented by Ellenoff Grossman & Schole LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Davidoff Hutcher & Citron LLP, with respect to certain legal matters as to United States federal securities and New York State law. The validity of the shares offered in this offering will be passed upon for us by Mourant Ozannes. Certain legal matters as to PRC law will be passed upon for us by Beijing Dacheng Law Offices, LLP (Fuzhou) and for the underwriters by AllBright Law Offices. Ellenoff Grossman & Schole LLP may rely upon Mourant Ozannes with respect to matters governed by BVI law and Beijing Dacheng Law Offices, LLP (Fuzhou) with respect to matters governed by PRC law. Davidoff Hutcher & Citron LLP may rely upon AllBright Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of our company as of October 31, 2024 and 2023, and for each of the fiscal years then ended included in this prospectus have been so included in reliance on the report of Onestop Assurance PAC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of Onestop Assurance PAC are located at #13-09 International Plaza, 10 Anson Road, Singapore 079903.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our A Shares.

Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also request a copy of these filings, at no cost by writing to us at Room 903, Building 2, Kangjian Business Plaza, No. 1288 Zhennan Road, Putuo District, Shanghai, China, 200331, or call us at +86 (21) 62990223. We also maintain a website at https://MaxsMaking.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, and that can be accessed through, our website is not incorporated into and is not part of this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
MaxsMaking Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MaxsMaking Inc. and its subsidiaries (collectively, the “Company”) as of October 31, 2024 and 2023, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended October 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended October 31, 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2023.

Singapore
February 18, 2025

MAXSMAKING INC.
CONSOLIDATED BALANCE SHEETS
FOR THE FISCAL YEARS ENDED OCTOBER 31, 2024 AND 2023
IN U.S. DOLLARS, EXCEPT SHARE DATA

	October 31, 2024	October 31, 2023
ASSETS
Current Assets
Cash	$176,236	132,150
Accounts receivable, net	6,188,992	6,327,442
Due from related parties	—	418
Inventories	2,633,615	2,205,720
Prepayments and other current assets	7,452,317	3,279,445
Total current assets	16,451,160	11,945,175

Non-Current Assets
Property and equipment, net	119,125	128,190
Intangible assets, net	7,433	8,390
Right-of-use assets, net	86,441	218,516
Deferred tax assets	24,538	4,697
Deferred offering cost	986,206	267,973
Other non-current assets	—	195,043
Total non-current assets	1,222,743	822,809
Total Assets	$17,674,903	$12,767,984

LIABILITIES AND EQUITY
Current Liabilities
Short-term loans	$2,785,965	$1,379,233
Accounts payable	2,127,623	1,026,970
Contract liability	512,859	822,121
Income tax payable	859,194	572,193
Other payables and accrued liabilities	867,249	847,444
Due to related parties	149,757	1,049,077
Lease liabilities-current	47,895	294,040
Total current liabilities	7,350,542	5,991,078

Non-Current Liabilities
Lease liabilities-non current	—	77,920
Long-term loans	2,058,651	1,137,922
Total non-current liabilities	2,058,651	1,215,842
Total liabilities	9,409,193	7,206,920

COMMITMENTS AND CONTINGENCIES (NOTE 17)		—

Equity
Class A ordinary shares (US$ 0.01 par value; 7,575,000 A shares authorized 7,575,000 shares issued and outstanding October 31, 2024 and October 31, 2023)	75,750	75,750
Class B ordinary shares (US$0.01 par value; 7,425,000 B Shares authorized, 7,425,000 B Shares issued and outstanding October 31, 2024 and October 31, 2023)	74,250	74,250
Additional paid-in capital	1,712,492	925,226
Statutory surplus reserve	705,396	515,560
Retained earnings	5,806,881	4,183,547
Accumulated other comprehensive loss	(421,542)	(458,256)
Total MaxsMaking Inc.’s Equity	7,953,227	5,316,077

Non-Controlling Interests	312,483	244,987
Total equity	8,265,710	5,561,064
Total Liabilities and Equity	$17,674,903	$12,767,984

The accompanying notes are integral part of these consolidated financial statements.

MAXSMAKING INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED OCTOBER 31, 2024 AND 2023
IN U.S. DOLLARS, EXCEPT SHARE DATA

	For The Fiscal Years Ended October 31,

	2024	2023
Revenues	$21,434,100	26,260,268
Cost of revenues	(17,463,856)	(22,048,972)
Gross profit	$3,970,244	4,211,296

Operating expenses:
Sales and marketing expenses	(606,352)	(490,221)
General and administrative expenses	(600,660)	(571,407)
Research and development expenses	(559,048)	(740,800)
Total operating expenses	$(1,766,060)	(1,802,428)

Income from operations	$2,204,184	2,408,868

Other income (expenses), net
Interest expenses	(151,335)	(69,572)
Interest income	548	1,158
Other income	95,767	87,399
Exchange gain (loss)	17,344	(2,106)
Other expenses	(16,839)	(140,029)
Income before income tax provision	$2,149,669	2,285,718
Income tax expense	(269,003)	(307,441)
Net income	$1,880,666	1,978,277
Less: Net income attributable to non-controlling interest	67,496	69,006
Net Income attributable to MaxsMaking Inc.	1,813,170	1,909,271

Other comprehensive income
Foreign currency translation adjustment	(36,714)	39,443
Comprehensive income	$1,843,952	2,017,720
Less: comprehensive income (loss) attributable to non-controlling interests	(839)	(7,775)
Comprehensive income attributable to MaxsMaking Inc.	$1,844,791	2,025,495
Weighted Average Shares Outstanding – Diluted	15,000,000	15,000,000

Earnings per A share – basic and diluted	$0.25	0.26
Earnings per B share – basic and diluted	0.25	0.27

The accompanying notes are integral part of these consolidated financial statements.

MAXSMAKING INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEARS ENDED OCTOBER 31, 2024 AND 2023
IN U.S. DOLLARS, EXCEPT SHARE DATA

	Common Stock			Additional Paid-in Capital	Accumulated Other Comprehensive (Loss)/Income	Statutory Reserve	Non- Controlling Interests	Retained Earnings	Total Stockholders’ Equity
	Shares*		Amount
	Class A	Class B
Balance as of October 31, 2022	7,575,000	7,425,000	150,000	925,226	(418,813)	328,739	175,981	2,461,097	3,622,230
Net income	—	—	—	—	—	—	69,006	1,909,271	1,978,277
Appropriated statutory surplus reserves	—	—	—	—	—	186,821	—	(186,821)	—
Foreign currency translation adjustment	—	—	—	—	(39,443)	—	—	—	(39,443)
Balance as of October 31, 2023	7,575,000	7,425,000	150,000	925,226	(458,256)	515,560	244,987	4,183,547	5,561,064
Capital Contributions	—	—	—	787,266	—	—	—	—	787,266
Net income	—	—	—	—	—	—	67,496	1,813,170	1,880,666
Appropriated statutory surplus reserves	—	—	—	—	—	189,836	—	(189,836)	—
Foreign currency translation adjustment	—	—	—	—	36,714	—	—	—	36,714
Balance as of October 31, 2024	7,575,000	7,425,000	150,000	1,712,492	(421,542)	705,396	312,483	5,806,881	8,265,710

The accompanying notes are integral part of these consolidated financial statements.

MAXSMAKING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED OCTOBER 31, 2024 AND 2023
IN U.S. DOLLARS, EXCEPT SHARE DATA

	For The Fiscal Years Ended October 31,
	2024	2023
Cash Flows from Operating Activities:
Net income	$1,880,666	$1,978,277
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	28,548	22,638
Allowance (Reversal of allowance) for doubtful accounts	17,064	(23,422)
Amortization of right-of-use assets	179,858	189,311
Amortization of intangible assets	1,021	1,032
Changes in operating assets and liabilities:	—	—
Accounts receivable	168,688	1,895,868
Inventories	(412,235)	56,562
Prepayments and other current assets	(4,142,973)	(1,397,468)
Amount due from related party	422	(426)
Deferred tax assets	(19,841)	(2,575)
Operating lease-right of use assets	(45,928)	—
Deferred offering cost	(905,452)	(273,346)
Other non-current assets	196,834	178,786
Accounts payable	1,094,933	(4,279,114)
Income tax payable	283,245	87,502
Contract liability	(328,693)	164,529
Other payables and accrued liabilities	13,537	(100,599)
Lease liabilities	(327,396)	(167,614)
Amount due to related party	(720,729)	1,070,112
Net cash used in operating activities	(3,038,431)	(599,947)

Cash Flows from Investing Activities:
Purchases of property and equipment	(18,514)	(73,646)
Collection of loans to third parties	—	810,250
Net cash (used in)/generated by investing activities	(18,514)	736,604

Cash Flows from Financing Activities:

Capital contributions	787,266	—
Proceeds from third parties loans	260,101	71,055
Proceeds from bank borrowings	4,611,529	1,406,889
Repayments of borrowings to third parties	(745,156)	—
Repayment of bank borrowings	(1,813,680)	(1,806,122)
Net cash provided by/(used in) financing activities	3,100,060	(328,178)
Effect of Exchange Rate Changes on Cash	971	3,715

Net Increase/(Decrease) in cash	44,086	(187,806)
Cash, Beginning of Year	132,150	319,956
Cash, End of Year	$176,236	$132,150
Supplemental disclosure of cash flow information:
Cash paid for income tax	$5,598	222,026
Cash paid for interest	$151,335	69,572
Supplemental disclosure of cash flow information:
Right-of-use assets obtained in exchange for operating lease obligation	$66,419	18,639

The accompanying notes are integral part of these consolidated financial statements.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.      Organization and Principal Activities

Business

MaxsMaking Inc. (“MaxsMaking” and collectively with its consolidated subsidiaries, the “Company”) is a manufacturer of customized consumer goods with a strong focus on advanced technology and innovation. The Company consists of various subsidiaries that specialize in different aspects of its businesses, including digital production, software development, product design and brand management, online sales and international trade. The Company was founded in 2007, with its headquarter located in Shanghai, China, our manufacturing facilities located in Yiwu, Zhejiang province and Zhumadian, Henan province.

Leveraging the advantages of talent and resource integration, industrial chain and internet, the Company specializes in the manufacturing customized products, a blue ocean market of the manufacturing industry. Serving small and medium-sized enterprises and individual e-commerce sellers with their needs for small batch customized products, the Company currently mainly uses cotton cloth, nylon cloth, polyester, recycled polyethylene terephthalate (rPET) and other materials to produce backpacks, shopping bags, aprons, tablecloths and other consumer goods. The Company serves enterprises, schools, government agencies, non-profit organizations, e-commerce sellers and various groups and organizations to meet their needs for small-batch customized products. The Company is committed to helping customers build brand image and improve market competitiveness. In the production process, the Company uses sustainable raw materials and production methods to provide customers with high-quality products, and it pays attention to environmental protection and social responsibility in the meantime.

Organizations

MaxsMaking is a limited liability company incorporated under the laws of the BVI on August 14, 2023.

MaxsMaking USA Inc is a limited liability company incorporated on September 25, 2024 under the Laws of USA and a wholly owned subsidiary of MaxsMaking.

MaxKraft Inc (“MaxKraft”) is a limited liability company incorporated on August 21, 2023 under the Laws of Hong Kong and a wholly owned subsidiary of MaxsMaking.

MaxsMaking Group Limited (“MaxsMaking HK”) is a limited liability company incorporated on September 4, 2023, under the Laws of Hong Kong and a wholly owned subsidiary of MaxKraft.

Ververise Group Limited (“Ververise HK”) is a limited liability company incorporated on November 6, 2023,under the laws of Hong Kong and a wholly owned subsidiary of MaxKraft.

Zhejiang MaxsMaking Technology Co., Ltd. (“WFOE” or “Zhejiang MaxsMaking”) is a limited liability company incorporated on January 11, 2024 under the laws of the PRC, and is 100% owned by MaxsMaking HK.

Zhejiang Haodingduo Intelligent Industry Group Co., Ltd. (“Intelligent Industry Company”) is a limited liability company incorporated on July 27, 2023 under the laws of the PRC with 99% equity interest owned by WFOE and 1% equity interest owned by Ververise HK.

Shanghai Alliance Industrial Co., Ltd. (“Shanghai Alliance”) is a limited liability company incorporated on January 29, 2007 under the laws of the PRC with 100% equity interest owned by Intelligent Industry Company.

Shanghai Supreme Technology Co., Ltd. (“Shanghai Supreme”) is a limited liability company incorporated on December 12, 2016 under the laws of the PRC with 90% equity interest owned by Shanghai Alliance.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.      Organization and Principal Activities (cont.)

Zhejiang Alliance Arts and Crafts Co., Ltd. is a limited liability company incorporated on December 27, 2018 under the laws of the PRC and a wholly owned subsidiary of Shanghai Alliance.

Shanghai Lvzao Intelligent Technology Co., Ltd. is a limited liability company incorporated on October 11, 2021 under the laws of the PRC and a wholly owned subsidiary of Shanghai Alliance.

Haodingduo (Shanghai) Technology Co., Ltd. is a limited liability company incorporated on August 10, 2021 under the laws of the PRC and a wholly owned subsidiary of Shanghai Alliance.

Zhumadian City Haoyi Craft Products Co., Ltd. (“Zhumadian”) is a limited liability company incorporated on March 20, 2022 under the laws of the PRC with 95% equity interest owned by Haodingduo Shanghai.

Haodingduo (Zhejiang) Web Science and Technology Co., Ltd. is a limited liability company incorporated on July 27, 2021 under the laws of the PRC and a wholly owned subsidiary of Supreme Technology.

Haodingduo Brand Management Co., Ltd. is a limited liability company incorporated on November 29, 2021 under the laws of the PRC and a wholly owned subsidiary of Supreme Technology.

Reorganization

A reorganization of the Company’s legal structure (“Reorganization”) was completed on February 1, 2024. The reorganization involved the incorporation of offshore entities of MaxsMaking, MaxKraft, Ververise HK and MaxsMaking HK.

Intelligent Industry Company was originally wholly owned by Zhejiang Haodingduo Intelligent Technology Group Co., Ltd. In December 2023, Ververise HK acquired an aggregate of 1% equity interest of Intelligent Industry Company by subscribing to its additional capital, after which Zhejiang Haodingduo Intelligent Technology Group Co. became a 99% shareholder of Intelligent Industry Company. In January 2024, Zhejiang MaxsMaking acquired an aggregate of 99% equity interest of Intelligent Industry Company from Zhejiang Haodingduo Intelligent Technology Group Co., Ltd., replacing it as a shareholder of Haodingduo Intelligent Industry. Zhejiang MaxsMaking is a wholly-owned subsidiary of MaxsMaking HK. After Ververise HK was acquired by Maxkraft on February 1, 2024, MaxsMaking Inc. indirectly owned 100% of the equity interest of the Intelligent Industry Company and Shanghai Alliance, becoming the ultimate holding company of Shanghai Alliance’s subsidiaries.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of significant accounting policies

(a)    Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)    Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for accounts receivable, recoverability, useful lives of long-lived assets, intangible assets and income taxes related to realization of deferred tax assets and uncertain tax position. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

(c)     Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are all entities over which the Company has controlled. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transactions provide evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

(d)    Cash

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

(e)     Accounts receivable, net

Accounts receivable is recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 360 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

(f)     Inventories

Inventories are stated at the lower of cost or market value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of significant accounting policies (cont.)

recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

(g)    Deferred offering cost

Deferred Offering cost represent the incremental costs incurred for the Company’s initial public offering (“IPO”). These costs are deferred and will be deducted from the proceeds of the IPO upon the completion of the IPO. Deferred offering costs primary include professional fees related to the IPO. As of October 31, 2024 and 2023 the deferred offering costs were $986,206 and $267,973, respectively.

(h)    Property and equipment, net

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Items	Useful life
Office equipment	3 ~ 5 years
Machinery and equipment	10 years
Electronic equipment	3 years
Vehicle	10 years
Leasehold improvement	1 ~ 3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statement of income in other income and expenses.

(i)     Intangible assets, net

Intangible assets are copyright developed by the Company, which are recorded at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the estimated 10-year useful lives.

(j)     Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairment of these assets as of October 31, 2024 and 2023.

(k)    Accounts and other payables

Accounts and other payables represent liabilities for goods, accrued payroll and other operating related service provided to the Company prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

(l)     Leases

The Company adopted Accounting Standards Update (“ASU”) 2016-02. For all leases that were entered into prior to the effective date of ASC 842, we elected to apply the package of practical expedients. Based on this guidance we will not reassess the following: (1) whether any expired or existing contracts are or contain leases;

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of significant accounting policies (cont.)

(2) the lease classification for any expired or existing leases; and (3) initial direct costs for any existing leases. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on the Company’s consolidated balance sheets. Finance leases are included in property and equipment, net, current portion of obligations under capital leases, and obligations under capital leases, non-current on our consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date, adjusted by the deferred rent liabilities at the adoption date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. The Company’s terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term.

(m)   Borrowings

Borrowings comprise short-term loans and long-term loans. Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

(n)    Statutory Reserves

The Company’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the foreign invested enterprises established in the PRC, the Company’s subsidiaries registered as wholly foreign owned enterprises have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (‘‘PRC GAAP’’)) to non-distributable reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the Company.

In addition, in accordance with the PRC Company Law, the Company’s subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP.  Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the Company. Appropriation to the discretionary surplus fund is made at the discretion of the Company.

The general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective entity. The staff bonus and welfare fund are liability in nature and is restricted for payment of special bonuses to employees and for the collective welfare of employees. None of these reserves is allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the fiscal years ended October 31, 2024 and 2023, appropriation of $189,836 and $186,821 was made to the statutory surplus fund by the Company’s subsidiaries, respectively.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of significant accounting policies (cont.)

(o)    Revenue recognition

ASC 606, Revenue from Contracts with customers, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that would result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams.

In accordance to ASC 606, the Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company accounts for the revenue generated from sales of its products on a gross basis as the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods, which the Company has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. All of the Company’s contracts have one single performance obligation as the promise is to transfer the individual goods to customers, and there are no separately identifiable other promises in the contracts. The Company offers customer warranty of 30 days for defective products that is beyond contemplated defective rate mutually agreed in contract with customers normally. The Company analyzed historical refund claims for defective products and concluded that they have been immaterial. The Company’s revenue streams are recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at receipt. Revenue is reported net of all value added taxes (“VAT”).

Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time when the control of the products has been transferred to customers for both domestic sales and international sales. The transfer of control is considered complete when products have been accepted and received by customers. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment. In the normal course of business, the Company’s products are sold with no right of return unless the item is defective. As a result, the Company expects returns to be minimal.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing when an order is placed and when shipment or delivery occurs. As of October 31, 2024 and 2023, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of significant accounting policies (cont.)

recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

(p)    Cost of revenue

Cost of revenue consists primarily of cost of materials, direct labor cost, depreciation and maintenance costs for equipment, rental expense and other related manufacturing expenses that are directly attributable to the Company’s principal operations.

(q)    Research and development expenses

The Company expense all internal research costs as incurred, which primarily comprise employee costs, materials costs and the expenses related to the research and development activities. For the fiscal years ended October 31, 2024 and 2023, total research and development expenses were approximately $559,048 and $740,800, respectively, which were recorded in research and development expenses in the consolidated statement of income and comprehensive income.

(r)     Sales and marketing expenses

Sales and marketing expenses consist primarily of logistics costs, staff costs, promotion expense and other related incidental expenses that are incurred to conduct the Company’s sales and marketing activities.

(s)     General and administrative expenses

General and administrative expenses consist primarily of salaries, and those not specifically dedicated to research and development or sales and marketing activities, depreciation of property and equipment, amortization of operating leasing assets, legal and professional services fees, rental and other general corporate related expenses.

(t)     Taxation

Income tax

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not believe that there were any uncertain tax positions at October 31, 2024 and 2023.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of significant accounting policies (cont.)

Value added taxes

The Company’s PRC subsidiaries are subject to value added tax (“VAT”). Revenue from sales of transaction is generally subject to VAT at the rate of 13% and subsequently paid to PRC tax authorities after netting input VAT on purchase of materials and service received. The excess of output VAT over input VAT is reflected in accrued expenses and other payables, and the excess of input VAT is reflected in Prepayments and other current assets in the Consolidated Balance Sheets.

(u)    Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no diluted shares for the fiscal years ended October 31, 2024 and 2023.

(v)     Comprehensive income

Comprehensive income is defined to include all changes in equity of the Company during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the fiscal years ended October 31, 2024 and 2023 presented, the Company’s comprehensive income includes net income and other comprehensive income, which mainly consists of the foreign currency translation adjustment and non-controlling interests that have been excluded from the determination of net income.

(w)    Related parties

The Company follows subtopic 850-10 of the FASB ASC for the identification of related parties and disclosure of related party transactions. Pursuant to Section 850-10-20, related parties include: (a) affiliates of the Company; (b) entities for which investments in their equity securities would be required, absent the election of the FV option under the FV Option Subsection of Section 825-10-15, to be accounted for by the equity method by the investing entity; (c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; (d) principal owners of the Company; (e) management of the Company; (f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and (g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

(x)    Commitments and Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of significant accounting policies (cont.)

(y)     Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. Our financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in statement of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

As of
	October 31, 2024	October 31, 2023
Year-end spot rate	US$1=RMB 7.1250	US$1=RMB 7.1779
Average rate	US$1=RMB 7.1126	US$1=RMB 7.0368

(z)     Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.
Level 3:	Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of significant accounting policies (cont.)

The Company does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

As of October 31, 2024 and 2023, the carrying values of cash, accounts receivable, net, other current assets, accounts payable, short-term loans and other payables approximated their fair values reported in the consolidated balance sheets due to the nature of these instruments.

(aa)  Credit Risk

Financial instruments that potentially expose the Group to credit risk consist primarily of cash and cash equivalent and accounts receivable. The Group places its cash and cash equivalents with financial institutions with high credit ratings and quality.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of October 31, 2024 and 2023, $176,236 and $132,150 of the Company’s cash and cash equivalents and certificates of deposit were on deposit at financial institutions in the PRC with upper limited RMB 500,000 insurance to cover bank deposits in the event of bank failure. To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

The Group conducts credit evaluations of our customers and generally does not require collateral or other security. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific third-party customers and related parties. Account receivables as of October 31, 2024 and 2023 are disclosed in Note 3 of this consolidation financial statements.

(ab)  Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies an issuer’s accounting for certain convertible instruments and the application of derivatives scope exception for contracts in an entity’s own equity. This guidance also addresses how convertible instruments are accounted for in the diluted earnings per share calculation and required enhanced disclosures about the terms of convertible instruments and contracts in an entity’s own equity. The new guidance is required to be applied either retrospectively to financial instruments outstanding as of the beginning of the first comparable reporting period for each prior reporting period presented or retrospectively with the cumulative effect of the change to be recognized as an adjustment to the opening balance of retained earnings at the date of adoption. This guidance is effective for the Company for the fiscal years ended October 31, 2024 and 2023. Early adoption is permitted. The Company does not expect the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of significant accounting policies (cont.)

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations, or cash flows.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Company beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

3.      Accounts receivable, net

Accounts receivable consisted of the following:

	October 31, 2024	October 31, 2023
Accounts receivable	$6,206,171	$6,327,585
Less: Allowance for doubtful accounts	(17,179)	(143)
Accounts receivable, net	$6,188,992	$6,327,442

The movement in the allowance for doubtful accounts are as follows:

	October 31, 2024	October 31, 2023
Beginning balance	$143	$23,109
Additions	17,064	—
Reversal	—	(22,966)
Translation adjustments	(28)	—
Allowance for doubtful accounts	$17,179	$143

The Company’s credit policy typically requires payment within 180 to 360 days, and payments on the vast majority of its sales have been collected within 360 days.

The additions of doubtful accounts were $17,064 as of October 31, 2024 and reversal of doubtful accounts was $22,966 as of October 31, 2023.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.      Inventories

Inventories consisted of the following:

	October 31, 2024	October 31, 2023
Raw materials	$1,568,246	$185,341
Finished goods	1,065,369	2,020,379
Total inventories	$2,633,615	$2,205,720

The allowance for obsolete and expired inventories was nil as of October 31, 2024 and 2023, respectively.

5.      Prepayments and other current assets

Other receivable and other current assets consisted of the following:

	October 31, 2024	October 31, 2023
Deposit	$26,935	$28,505
Warranty	13,087	12,676
VAT deductibles	140,944	103,662
Export tax rebate receivable	75,639	31,199
Cash advanced to employees	51,343	8,102
Temporary loans to third parties	—	41,795
Advances to suppliers	7,144,369	3,033,548
Others	—	19,958
Total prepayments and other current assets	$7,452,317	$3,279,445

6.      Property and equipment, net

Property and equipment, net consists of the following:

	October 31, 2024	October 31, 2023
Office equipment	$21,541	$19,768
Electronic Equipment	42,170	40,744
Machinery	97,852	81,515
Vehicle	44,689	44,359
Leasehold improvement	18,895	18,756
Total original costs	225,147	205,142
Less: accumulated depreciation	(106,022)	(76,952)
Property and equipment, net	$119,125	$128,190

For the fiscal year ended October 31, 2024 and 2023 the Company purchased new property and equipment of $18,514 and $73,646 respectively.

Depreciation expense recognized for the fiscal years ended October 31, 2024 and 2023 was $28,548 and $22,638 respectively.

7.      Intangible assets, net

	October 31, 2024	October 31, 2023
Capitalized copyrights, cost	$10,193	$10,117
Less: accumulated amortization	(2,760)	(1,727)
Intangible assets, net	$7,433	$8,390

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.      Intangible assets, net (cont.)

Capitalized copyrights represent software that is developed or purchased by an entity that will be sold, leased, or marketed as a stand-alone product as well as a software that will be sold as part of another product or process. All costs of developing software prior to establishing its technological feasibility are research and development costs and are expensed as incurred. Technological feasibility is achieved when an entity has completed all planning, designing, coding, and testing activities necessary to establish that the software product can be produced to meet its design specifications, including functions, features, and technical performance requirements. As described in ASC 985-20-25-1, this can be achieved through the use of either (1) a detail program design, or (2) the combination of a product design and working model, which have been confirmed for completeness by testing. Costs of developing software after establishing technological feasibility are recorded capitalized software.

The capitalized costs of developing software that will be sold, leased, or marketed are amortized separately for each software product. An entity amortized the capitalized costs of the software when the product first became available for general release to customers.

For the fiscal years ended October 31, 2024 and 2023, the Company amortized $1,021 and $1,032 respectively.

The estimated amortization expense for these intangible assets in the next five years and thereafter is as follows:

Period ending October 31:	Amount
2025	$1,021
2026	1,021
2027	1,021
2028	1,021
2029	1,021
Thereafter	2,328
Total:	$7,433

8.      Leases

The Company leases factories under non-cancellable operating leases, with terms ranging from three to five years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate. As of October 31, 2024 and 2023, the operating lease’s weighted average remaining lease term was 0.46 years and 1.07 years, respectively. As of October 31, 2024 and 2023, and the weighted average discount rate was 4.23% and 4.05%, respectively. The rental expense for the fiscal years ended October 31, 2024 and 2023 was $90,317 and $96,048, respectively.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.      Leases (cont.)

Supplemental balance sheet information related to operating lease was as follows:

	October 31, 2024	October 31, 2023
Right-of-use assets	$86,441	$218,516

Operating lease liabilities – current	$47,895	$294,040
Operating lease liabilities – non-current	$—	$77,920
Total operating lease liabilities	$47,895	$371,960

The following is a schedule, by fiscal year, of maturities of lease liabilities as of October 31, 2024:

2025	$49,583
Total lease payments	49,583
Less: imputed interest	1,688
Present value of lease liabilities	$47,895

9.      Other non-current assets

Other non-current assets consisted of the following:

	October 31, 2024	October 31, 2023
Service supplier refund	$—	$181,111
Deposits	—	13,932
Total other non-current assets	$—	$195,043

For the years ended October 31, 2024 and 2023, the balance of other non-current assets was nil and $195,043, respectively. Shanghai Yicheng Network Technology Co., Ltd, as the network service provider, refunded $0.07 million on November 23, 2023, and $0.11million on May 10, 2024, respectively, to the Company as a refund of the Company’s prepayment following the termination of its services.

10.    Short-term loans

Short-term loans represent amounts due to various banks normally due within one year. The principal of the loans is due at maturity. Accrued interest is due either monthly or quarterly.

Short-term loans consist of the following:

	October 31, 2024	October 31, 2023
Zhejiang Yiwu Rural Commercial Bank	$849,123	$—
Ning Bo Bank	1,235,087	1,239,917
China Merchants Bank	589,474	—
Zhejiang Mingtai Commercial Bank	112,281	139,316
Total short-term loans	2,785,965	1,379,233

The Company entered into four short-term loans agreements with Ningbo Bank with a loan period of twelve months. On July 29, 2024, one loan of RMB 2,300,000 (approximately $0.32 million), pledged by the personal assets of Xuefen Zhang, Chairman and shareholder of Maxsmaking and Mr. Xiaozhong Lin, CEO of MaxsMaking, bears a fixed interest rate of 3.8% per annum, and will mature in July 2025. On July 31, 2024, one loan of RMB 3,100,000 (approximately $0.44 million), pledged by the personal assets of Xuefen Zhang and Xiaozhong Lin bears a fixed interest rate of 3.8% per annum and will mature in July 2025. On August 26, 2024, one loan of RMB 1,600,000 (approximately $0.22 million) pledged by the personal assets of

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.    Short-term loans (cont.)

Xuefen Zhang and Xiaozhong Lin bears a fixed interest rate of 4.0% per annum and will mature in August 2025. On September 25, 2024, one loan of RMB 1,800,000 (approximately $0.25 million) pledged by the personal assets of Xuefen Zhang and Xiaozhong Lin bears a fixed interest rate of 3.6% per annum and will mature in September 2025.

On July 1, 2024, the Company entered into a short-term loan agreement with Zhejiang Mingtai Commercial Bank with a loan period of eleven months. The loan of RMB 800,000 (approximately 0.11million) bears a fixed interest rate of 8.7% and will mature in June 2025.

On January 3, 2024, the Company entered into a short-term loan agreement with Zhejiang Yiwu Rural Commercial Bank with a loan period of twelve months. The loan of RMB 6,050,000 (approximately $0.85 million) bears a fixed interest rate of 5% per annum and will mature in December 2024.

On July 26, 2024 and October 14, 2024, the Company entered into two short-term loan agreements with China Merchants Bank. One loan of RMB 2,980,000 (approximately $0.41 million) bears a fixed interest rate of 3.15% per annum and will mature in June 2025. The other loan of RMB 1,220,000 (approximately $0.17 million) bears a fixed interest rate of 3.25% per annum and will mature in April 2025.

The interest expenses were $151,335 and $69,572 for the fiscal years ended October 31, 2024 and 2023, respectively.

11.    Accounts payable

Accounts payable consists of the following:

	October 31, 2024	October 31, 2023
Account payable to material suppliers	$1,909,791	$1,007,544
Account payable to other suppliers	217,832	19,426
Accounts payable	$2,127,623	$1,026,970

12.    Other payables and accrued liabilities

Oher payables and accrued liabilities consists of the following:

	October 31, 2024	October 31, 2023
Salary and welfare payable	$46,080	$73,224
Other tax payable	39,976	8,433
Equity transfer payment	767,197	761,543
Other payables and accrued liabilities	13,996	4,244
Total	$867,249	$847,444

13.    Taxes

(a)    Corporation income tax

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

BVI

MaxsMaking was incorporated in BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI. Additionally, upon payments of dividends by the Company or its subsidiaries to their shareholders, no withholding tax will be imposed.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.    Taxes (cont.)

Hong Kong

MaxsMaking Group Limited is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from 2022. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. Under Hong Kong tax laws, MaxsMaking Group Limited is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. For the fiscal years ended October 31, 2024 and 2023, the Company provided provision of income tax expenses of nil against MaxsMaking Group Limited.

PRC

The Company’s operating subsidiary is incorporated in the PRC and is subject to PRC income tax, which is computed according to the relevant law regulations in the PRC. Under the Corporation Income Tax Law of PRC, current corporation income tax rate of 25% is applicable to all companies, including both domestic and foreign-invested companies.

In accordance with the implementation rules of Enterprise Income Tax Laws of the PRC (the “EIT Laws”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. The Company’s subsidiaries, Shanghai Supreme, Zhejiang Alliance and Shanghai Lvzao, were each qualified as HNTE in 2019, 2022 and 2024, respectively. Shanghai Supreme did not obtain the HNTE certificate after its expiration in 2021.

In addition, in accordance with Announcement on Corporate Income Tax Policies for Promoting High-quality Development of Integrated Circuit Industry and Software Industry, promulgated on December 11, 2020 and effective on January 1, 2020, an entity recognized as the “Software Enterprise” will be exempted from corporate income tax for the first two years after making profits and will be subject to corporate income tax at a tax rate of 12.5% (half of the statutory corporate income tax rate of 25%) for the third to fifth years. The Company’s subsidiary, Shanghai Lvzao, was recognized as the “Software Enterprise” from May 30, 2022 to May 29, 2023 and from May 30, 2023 to May 29, 2024, and started making profits from January 2023, and thus was exempted from corporate income tax in the year of 2023 and 2024, and will be subject to corporate income tax at the rate of 12.5% from the year of 2025 to 2027.

Per the consolidated statements of income and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the facial years ended October 31, 2024 and 2023 as follows:

	For the Fiscal Year Ended October 31,
	2024	2023
	USD	USD
Income before income taxes	2,149,669	2,285,718
PRC statutory tax rate	25%	25%
Income tax computed at PRC statutory tax rate	537,417	571,430
Preferrial tax treatments	(244,284)	(185,908)
Non-deductible expense	2,775	6,996
Additional deduction for research and development expenses	(26,077)	(75,989)
Tax-exempted income	(828)	(9,088)
Total	269,003	307,441

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.    Taxes (cont.)

	For the Fiscal Year Ended October 31,
	2024	2023
	USD	USD
Current income tax expense	288,844	305,978
Deferred income tax expense	(19,841)	1,463
Total	269,003	307,441

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of October 31, 2024 and 2023 were as follows:

	October 31, 2024	October 31, 2023
Deferred tax assets
Bad debt allowance	$1,149	$7
Net operating loss carry-forward	23,389	—
Unrealized profit	—	4,690
Total	$24,538	$4,697

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, the company will realize the benefits of those deductible differences as of October 31, 2024 and 2023.

14.    Long-term loans

	October 31, 2024	October 31, 2023
Loans from third parties	$662,160	$1,137,922
Loans from banks	1,396,491	—
Total	$2,058,651	$1,137,922

On December 27, 2023, the Company entered into one long-term loan agreement with Zhejiang Yiwu Rural Commercial Bank with a loan period of three years. The loan of RMB 9,950,000.00 (approximately 1.39 million) bears a fixed interest rate of one-year LPR plus 15 basis point (3.60%) and will mature in December 2026.

The Company entered into several loan agreements with third parties without fixed terms and interest rates to support daily operation of the Company.

15.    Related party transactions

(a)    Amount due from related parties

As of October 31, 2024 and 2023, amount due from related parties consisted of the following:

	October 31, 2024	October 31, 2023
Xuefen Zhang(1)	—	418
Total	$—	$418

____________

(1)      Xuefen Zhang, director and Chief Operating Officer of the Company

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.    Related party transactions (cont.)

(b)    Amount due to related parties

As of October 31, 2024 and 2023, amount due to related parties consisted of the following:

	October 31, 2024	October 31, 2023
Xiaozhong Lin(2)	$79,301	$407,841
Xuefen Zhang(1)	70,456	458,681
Boduo Lin(3)	—	69,658
Ruiyi Lin(4)	—	69,658
Zhejiang Haodingduo Textile Co., Ltd.(5)	—	43,239
Total	$149,757	$1,049,077

____________

(2)      Xiaozhong Lin, Chairman and CEO of the Company

(3)      Boduo Lin, son of Xiaozhong Lin

(4)      Ruiyi Lin, daughter of Xiaozhong Lin

(5)      Zhejiang Haodingduo Textile Co, Ltd., under common control with the Company by the same shareholders

As of October 31, 2024 and 2023, Xiaozhong, Lin and Xuefen Zhang together with family members, Boduo Lin and Ruiyi Lin, proceeded loans of $149,757 and $1,005,838 to the Company, as unsecured, interest-free and due-on-demand advances to the Company for working capital purposes.

Zhejiang Haodingduo Textile Co. Ltd., a wholly owned subsidiary of Zhejiang Alliance’s shareholder at that time, purchased products of $164,938 from Zhejiang Alliance as of October 31, 2023. On December 19, 2023, Zhejiang Haodingduo Textile Co., Ltd. was dissolved.

16.    Equity

(a)    Ordinary shares

MaxsMaking had an authorized share capital of US$150,000 at incorporation, divided into Class A shares of par value of US $0.01 each, of which 7,575,000 shares were issued and Class B shares of par value of US$0.01 each, of which 7,425,000 shares were issued.

(b)    Additional paid in capital

On February 8, 2024, Intelligent Industry Company received RMB 500,000 as capital contribution. On June 13, 2024 and June 14, 2024, Shanghai Alliance Industry Co., Ltd received RMB 2,100,000 and RMB 3,000,000 from Intelligent Industry Company as capital contributions, respectively. On June 14, 2024, Zhejiang Alliance Arts and Crafts Co., Ltd. received RMB 1,000,000 from Shanghai Alliance Industry Co., Ltd. as capital contribution. On June 13, 2024 and June 14, 2024, Shanghai Supreme Technology Co., Ltd. received RMB 2,100,000 and RMB 2,000,000 from Shanghai Alliance Industry Co., Ltd. as capital contributions, respectively. On June 13, 2024 and June 14, 2024, Haodingduo (Zhejiang) Network Technology Co., Ltd. received RMB 2,100,000 and RMB 2,000,000 from Shanghai Supreme Technology Co., Ltd. as capital contributions, respectively.

(c)     Statutory reserve

The Company’s PRC subsidiaries each is required to make appropriation to certain reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors of the PRC entity. As of October 31, 2024 and 2023, the balance of statutory reserve was $705,396 and $515,560, respectively.

MAXSMAKING INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.    Commitments and contingencies

The Company and its wholly-owned subsidiaries may be involved in certain legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company and its wholly-owned subsidiaries determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company and its wholly-owned subsidiaries does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

18.    Subsequent events

The Company has assessed all subsequent events from October 31, 2024 up through February 18, 2025, which is the date that these consolidated financial statements are available to be issued.

During the period, Shanghai Alliance Industry Co., Ltd. renewed its one-year lease agreement with Shanghai Xiyang Property Management Co., Ltd., with a monthly rent of approximately RMB 36,000 and will expire in December 2025.

Shanghai Supreme Technology Co., Ltd renewed its one-year lease agreement with Shanghai Xiyang Property Management Co., Ltd., with a monthly rent of approximately RMB 31,000 and will expire in December 2025.

Zhejiang Alliance Arts and Crafts Co., Ltd renewed its one-year lease agreement with Yiwu Jinwutong Investment Management Co., Ltd., with a monthly rent of approximately RMB 15,000 and will expire in December 2025.

On October 25, 2024, Shanghai Lvzao Intelligent Technology Co., Ltd. entered into one long-term loan agreement with China Construction Bank Corporation with a loan period of three years. The actual disbursement dates for the loans from the bank are as follows: a loan of RMB 500,000 was disbursed on November 27, 2024, and a loan of RMB 395,000 was disbursed on January 14, 2025. The loan of RMB 895,000 bears a fixed interest rate of 3.90% and will expire in October 2027.

On November 20, 2024, Haodingduo (Zhejiang) Network Technology Co., Ltd. renewed a short-term loan agreement with Zhejiang Yiwu Rural Commercial Bank with a loan period of twelve months. The loan of RMB 6,050,000 bears a fixed interest rate of 5% per annum and will expire in November 2025.

On November 25, 2024, Haodingduo (Zhejiang) Network Technology Co., Ltd. entered into a short-term loan agreement with Zhejiang Yiwu Rural Commercial Bank with a loan period of one month. The loan of RMB 3,000,000 bears a fixed interest rate of one-year LPR plus 500 basis point (9.0%) per annum and had been repaid in advance in November 2024.

Apart from signing the aforementioned contracts, no subsequent event which had a material impact on the Company was identified through the date of issuance of the financial statements.

2,000,000 A Shares

MAXSMAKING INC.

––––––––––––––––––––––––––––––––

PRELIMINARY PROSPECTUS

––––––––––––––––––––––––––––––––

JOSEPH STONE CAPITAL, LLC

Until [•], 2025 (25 days after the date of this prospectus), all dealers that buy, sell or trade our A Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to its unsold allotments or subscriptions.

[•], 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any indemnification provision may be held by the BVI Courts to be contrary to public policy or in breach of the BVI Companies Act, for example, a provision for indemnification against civil fraud or the consequences of committing a crime).

Under the Company’s articles of association, subject to the BVI Companies Act, the Company must indemnify any person who:

•        is or was a party, or is threatened to be made a party, to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director; or

•        is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any expenses, judgments, fines or amounts paid in settlement and reasonably incurred in connection with any legal, administrative or investigative proceedings. In relation to the above, the Company may pay on behalf of the person or lend funds to the person to enable the person to pay, any expenses incurred, or to be incurred, by the person in defending any legal, administrative or investigative proceedings.

Under the BVI Companies Act, to be entitled to this indemnification, such person must have acted honestly and in good faith with a view to the best interests of our company and, in the case of criminal proceedings, they must have no reasonable cause to believe their conduct with was unlawful.

Subject to the BVI Companies Act, the Company may purchase and maintain insurance in relation to any person who (a) is or was a director or officer of the Company, or (b) at the request of the Company is or was serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity.

We plan to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the BVI Companies Act or our memorandum and articles of association. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following shares. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of shares.

On its incorporation, the Company issued an aggregate of 7,425,000 A Shares and 7,425,000 B Shares of par value $0.01 each to the following purchasers.

Purchaser	Class of Shares	Number of Shares	Consideration
OptimaForge Inc.	A Shares	2,227,500	$22,275
OptimaForge Inc.	B Shares	2,227,500	$22,275
ThriveNova Inc.	A Shares	5,197,500	$51,975
ThriveNova Inc.	B Shares	5,197,500	$51,975

On February 1, 2024, the Company issued an additional aggregate of 150,000 A Shares to the following shareholder:

Purchaser	Class of Shares	Number of Shares	Consideration
InnovaPlus Inc.	A Shares	150,000	$1,500

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a)      Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

b)      Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9.    UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, China, on June 25, 2025.

MaxsMaking Inc.
By:	/s/ Xiaozhong Lin
Name:	Xiaozhong Lin
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Xiaozhong Lin	Chairman and Chief Executive Officer	June 25, 2025
Xiaozhong Lin	(principal executive officer)
*	Director and Chief Operating Officer	June 25, 2025
Xuefen Zhang
*	Chief Financial Officer	June 25, 2025
Jianbin Chen	(principal financial and accounting officer)
*By	/s/ Xiaozhong Lin
Xiaozhong Lin
Attorney-In-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of MaxsMaking Inc., has signed this registration statement or amendment thereto in Newark, Delaware on June 25, 2025.

Puglisi & Associates
By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

MAXSMAKING INC.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect
4.1*	Registrant’s Specimen Certificate for A Shares
5.1*	Opinion of Mourant Ozannes regarding the validity of the shares being registered
8.1*	Opinion of Mourant Ozannes regarding certain BVI tax matters (included in Exhibit 5.1)
8.2*	Opinion of Ellenoff Grossman & Schole LLP regarding certain U.S. tax matters
10.1*#	Employment Agreement, dated August 15, 2023, by and between the Registrant and Xiaozhong Lin
10.2*#	Employment Agreement, dated August 15, 2023, by and between the Registrant and Jianbin Chen
10.3*#	Employment Agreement, dated August 15, 2023, by and between the Registrant and Xuefen Zhang
10.4*#	English Translation of Labor Contract, dated January 8, 2017, by and between Shanghai Supreme Technology Co., Ltd. (formerly known as Shanghai Supreme E-commerce Co., Ltd) and Xiaozhong Lin
10.5*#	English Translation of Labor Contract, dated September 23, 2024, by and between Shanghai Lvzao Intelligent Technology Co., Ltd. and Jianbin Chen
10.6*#	English Translation of Labor Contract, dated August 1, 2021, by and between Haodingduo (Zhejiang) Network Technology Co., Ltd and Xuefen Zhang
10.7*#	English Translation of Labor Contract, dated April 1, 2023, by and between Shanghai Alliance Industry Co., Ltd and Xuefen Zhang
10.8*	Form of Director Offer Letter
10.9*	English Translation of Lease Agreement, dated November 13, 2024, by and between Shanghai Xiyang Property Management Co., Ltd. and Shanghai Supreme Technology Co., Ltd.
10.10*	English Translation of Lease Agreement, dated November 13, 2024, by and between Shanghai Xiyang Property Management Co., Ltd. and Shanghai Alliance Industry Co., Ltd.
10.11*	English Translation of Lease Agreement, dated December 27, 2024, by and between Yiwu Jinwutong Investment Management Co., Ltd. and Zhejiang Alliance Arts and Crafts Co., Ltd.
10.12*	English Translation of Lease Agreement, dated January 1, 2025, by and Zhejiang Alliance Arts and Crafts Co., Ltd. and Haodingduo (Zhejiang) Network Technology Co., Ltd.
10.13*	English Translation of Lease Agreement, dated June 20, 2021, by and between Zhumadian High-tech Industry Development and Investment Co., Ltd. and Zhumadian City Haoyi Craft Products Co., Ltd.
10.14*	English Translation of the Maximum Line of Credit Agreement, dated July 26, 2023, by and between Ningbo Bank and Shanghai Alliance Arts and Crafts Co., Ltd.
10.15*	English Translation of the Loan Agreement, dated December 13, 2023, by and between Zhejiang Yiwu Rural Commercial Bank and Zhejiang Alliance Arts and Crafts Co., Ltd.
10.16*	English Translation of the Short-term Loan Agreement, dated November 25, 2024, by and between Zhejiang Yiwu Rural Commercial Bank and Haodingduo (Zhejiang) Network Technology Co., Ltd.
10.17*	Form of Indemnification Escrow Agreement
21.1*	List of Subsidiaries
23.1*	Consent of Onestop Assurance PAC
23.2*	Consent of Mourant Ozannes (included in Exhibit 5.1)
23.3*	Consent of Beijing Dacheng Law Offices, LLP (Fuzhou) (included in Exhibit 99.2)
23.4*	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 8.2)
24.1*	Powers of Attorney (included on signature page to Registration Statement on Form F-1)
99.1*	Form of Code of Business Conduct and Ethics
99.2*	Opinion of Beijing Dacheng Law Offices, LLP (Fuzhou) regarding certain PRC law matters
99.3*	Consent of Frost & Sullivan
99.4*	Consent of Yeeli Hua Zheng
99.5*	Consent of Jinqiu Tang

Exhibit Number	Description of Document
99.6*	Consent of Wei Li
99.7*	Form of Audit Committee Charter
99.8*	Form of Compensation Committee Charter
99.9*	Form of Nominating and Corporate Governance Committee Charter
107*	Filing Fee Table

____________

*        Previously filed

#        Indicates a management contract or any compensatory plan, contract or arrangement.